SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

I – Analysis of the Results of the 1Q14

English Conference Call

May 19, 2014

11h00 (Brasília time)

10h00 (US EST)

15h00 (London time)

Phone: +1 (786) 837-9597

(+44)20 3318 3776 (London)

Password: 9532

RI:

Investor Relation

invest@eletrobras.com

www.eletrobras.com/elb/ri

Tel.: (55) (21) 2514-6333

I.1 Analysis of the Results of the Consolidated Companies	5
II – Analysis of the Results of the Parent Company	12
III – Eletrobras Information	16
IV –Attachment: Subsidiary Companies Information
IV.1 - Generation and Transmission Companies	32
Itaipu	33
Furnas	39
Chesf	65
Eletronorte	94
Eletronuclear	115
Eletrosul	125
CGTEE	145
IV.2 Distribution Companies	154
Amazonas Energia	155
Distribuição Acre	171
Distribuição Alagoas	180
Distribuição Piauí	190
Distribuição Rondônia	199
Distribuição Roraima	208
IV.3 Participation Company
Eletropar	217

1.Generation and Transmission Companies

Company	Net Operating Revenue		Service Result		Income/Loss of the Period		EBITDA (R$ million)		Margin EBITDA
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Furnas	1,438	1,126	495	89	329	59	593	153	41,2	13,6
Chesf	897	1,145	17	(12)	199	141	40	29	4,5	2,5
Eletronorte	1,919	1,046	1,183	238	1,108	187	1,322	360	68,9	34,4
Eletrosul	254	241	111	79	124	66	248	116	97,5	48,1
Eletronuclear	489	427	(223)	28	(294)	(16)	(133)	99	(27,2)	23,1
CGTEE	75	49	(66)	(162)	(113)	(188)	(43)	(144)	(57,7)	(292,2)

Installed Capacity

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2014	Total (a+b)
Furnas	9,209	2,081	952	11,290
Chesf	10,615	198	75	10,813
Eletronorte	9,340	121	-75	9,461
Itaipu	7,000	-	-	7,000
Eletronuclear	1,990	-	-	1,990
CGTEE	840	-	-	840
Eletrosul	427	93	75	520
Eletrobras	-	13	0	13
Distribution Companies	2,207	-	121	2,207
Total	41,628	2,506	1,148	44,134

(b) The company's participation in the project

Extension of Transmission Lines - Km

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2014	Total (a+b)
Furnas	19,878	1,234	10	21,112
Chesf	19,579	1,042	236	20,621
Eletronorte	10,532	890	62	11,422
Eletrosul	11,140	496	792	11,636
Distribution Companies	673	-	-	673
Total	61,802	3,662	1,100	65,464

(b) The company's participation in the project

Energy Sold – MWh

	1Q14	1Q13
Itaipu	20,103,482	22,155,395
Furnas	9,333,977	10,671,348
Chesf	14,048,998	14,466,105
Eletronorte	15,048,595	13,915,330
Eletronuclear	3,874,082	3,423,286
Eletrosul	521,442	437,809
CGTEE	946,007	1,009,066
Total	63,876,583	66,078,339

32

Balance Sheet

(In US$)

Assets	03.31.14	12.31.13
Current Assets
Cash and banks	448,119,597	387,365,027
Accounts receivable from clients	1,032,907,916	1,007,320,522
Stored materials	6,836,578	6,656,848
Obligation to receive	3,290,473	3,288,033
Legal deposits	39,953,993	21,106,491
Other accounts receivable	47,951,320	63,452,965
Total Current Assets	1,579,059,877	1,489,189,886

Non-Current Assets
Obligations to receive	201,776,780	200,840,198
Legal deposits	28,125,455	43,953,374
	229,902,235	244,793,572
Result from previous periods	(2,131,418,858)	(942,516,046)
Result for the period	(252,678,497)	(1,188,902,812)
	(2,384,097,355)	(2,131,418,858)
Property, unit and equipment	17,460,878,317	17,488,882,033
Intangible	22,580,539	22,288,878
Total Non-Current Assets	15,329,263,736	15,624,545,625
Total Assets	16,908,323,613	17,113,735,511

33

Liabilities and Stockholders’ Equity	03.31.14	12.31.13
Current Liabilities
Loans and Financing	1,190,980,241	1,168,918,872
Remuneration and reimbursement	747,469,727	713,493,716
Suppliers	21,647,731	59,514,157
Pay roll and social obligations	63,017,905	58,919,188
Labor indemnities	26,477,574	27,505,259
Provision for lawsuits	156,427,221	134,774,746
Other obligations	1,949,599	3,357,166
Total Current Liabilities	2,207,969,998	2,166,483,104

Non-Current Liabilities
Loans and financing	12,374,961,539	12,675,882,137
Remuneration and reimbursement	3,000,000	-
Labor indemnities	345,411,126	345,044,078
Retirement benefits	1,758,594,634	1,696,400,179
Provision for lawsuits	114,788,862	126,411,007
Other obligations	3,597,454	3,515,006
	14,600,353,615	14,847,252,407
Total Liabilities	16,808,323,613	17,013,735,511

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras S,A,	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	16,908,323,613	17,113,735,511

34

Statement of Income

(US$)

	03.31.14	03.31.13
Operating Revenues
Power supply	822,753,000	822,753,000
Remuneration on power assignment	82,130,929	93,290,977
Cost Reimbursement – energy not bound	26,703,814	35,468,393
	931,587,743	951,512,370
Operating Expenses
Remunerations and reimbursements
Capital income	(12,101,359)	(11,975,162)
Remuneration on power assignment	(82,130,928)	(93,290,977)
Assured energy
Royalties	(100,644,095)	(99,608,988)
Reimbursement of charges – administration and supervision	(7,741,853)	(7,662,230)
	(108,385,948)	(107,271,218)
Not assured energy
Royalties	(24,796,399)	(32,934,936)
Reimbursement of charges – administration and supervision	(1,907,416)	(2,533,457)
	(26,703,815)	(35,468,393)
	(229,322,050)	(248,005,750)
Operating expenses
Administrative and general expenses
Personnel	(118,087,235)	(164,233,162)
Actuarial Provisions	-	-
Materials	(3,503,465)	(2,878,156)
Third party services	(14,440,109)	(20,744,102)
Provision for lawsuits	(2,636,665)	(624,676)
Other operating expenses	(11,009,844)	(21,667,373)
	(149,677,318)	(210,147,469)
Total of operating expenses	(378,999,368)	(458,153,219)
Result of Service	552,588,375	493,359,151
Other revenues / expenses
Diverse Revenues	791,880	759,310
Diverse Expenses	(31,999,677)	(566,671)
	(31,207,797)	192,639
Financial Revenues
Income from financial applications	11,507,175	10,162,185
Accrued arrears on electric energy bills	70,971	-
Other financial revenues	1,111,371	1,013,435
	12,689,517	11,175,620
Financial Expenses
Debt charges	-	(480,533)
Non-debt charges	(230,159,947)	(248,185,461)
Remuneration and reimbursement charges	(58,761)	-
Monetary Variations	(51,166,756)	(82,840,419)
Other financial expenses	(6,134)	(5,695)
	(281,391,598)	(331,512,108)
Financial Result	(268,702,081)	(320,336,488)
Net income for the period	252,678,497	173,215,302

35

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed Energy MW Average	Energy generated – MWh
			1Q14
Itaipu Binacional	14,000	8,577	23,251,103

Unit	Participation %	Location (State)	Beginning of Operation	End of concession
Itaipu Binacional	100%	Brazil (Paraná) and Paraguay (Alto Paraná)	03/1985	-x-

2. Electric energy purchased for resale  - N/A

3. Energy sold

Own assets

Buyer	Sales model	1Q14
		US$ Million[1]	MWh
Eletrobras System	A	-	-
	B	741.4	20,103,482
Others	A	-	-
	B	81.4	2,983,783
Total	A	-	-
	B	822.8	23,087,265

A - Through auction

B - Through free market agreements or bilateral contracts

* Considers only sales of guaranteed energy,

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity– N/A

6. Losses in generation - %

1Q14
0.70%

7. Average price– US$/KW

Own assets

1Q14
22.60

36

8.Extension of transmission lines – Km – N/A

9.Main investments of parent company– US$ million

Project	1Q14	Budget
Generation		-
Permanent	0.9	-
Other investments	3.3	-
Total	4.2	-

10. New investments – N/A

11. Loans and financing – US$ million

Local currency - LC

Creditor	Balance 03.31.14	Due	Index
FIBRA – Fundação Itaipu – BR	36.8	2023	PCNI

Foreign currency - FC

Creditor	Balance 03.31.14	Due	Currency
Eletrobras	4,912.1	2014/2021/2023	US$
National Treasury	8,289.4	2023	US$
Restructuring of foreign debt	256.9	2013/2023	US$
CAJUBI – Fundação Itaipu - PY	70.8	2021/2022	US$
TOTAL	13,529.2

12. Contracts – US$ million

12.1. Loans and financing

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity
Generation	888,4	1,240,3	1,322,8	1,411,1	1,505,4	7,198,0
By creditor
Eletrobras	523,0	596,6	485,1	516,7	550,7	2,240,1
Others	356,4	643,7	837,7	894,4	954,7	4957,9

13. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

13.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14
Up to 5	948
6 to 10	589
11 to 15	406
16 to 20	163
21 to 25	502
beyond 25	608
Total[3]	3,216

3 Brazil + Paraguay

37

13.2. By region

State	Number of employees
1Q14
Itaipu Hydrolectric Unit [3]	2,162
Paraná – Brazil	313
São Paulo – Brazil	1
Brasília – Brazil	3
Paraguay	737
Total	3,216
[3] Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay,

13.3. By departments.

Department	Number of employees
1Q14
Field [4]	747
Administrative	2,469

4 Work in O&M

14. Complementary work force - NA

15. Turn-over

1Q14
0.0109

38

Balance Sheet

(R$ thousand)

Asset	03.31.14	12.31.13
Current Assets
Cash and cash equivalent	9,166	6,696
Marketable securities	797,272	715,812
Consumers	1,139,935	871,609
Equity participation remuneration	85,217	82,536
Tax and social contribution	127,584	118,085
Stored materials	21,302	21,454
Concessions compensations	1,502,512	1,499,440
Others	185,004	147,858
	3,867,992	3,463,490

Non-Current Assets
Long-term asset
Consumers	524,894	560,469
Tax and social contribution	448,649	457,909
Stored materials	93,256	90,856
Collaterals and linked deposits	561,596	518,396
Advance for future capital increase	56,332	441,383
Financial asset – public service concession	6,393,974	6,389,473
Concession compensations	377,933	630,912
Others	116,950	128,415
	8,573,584	9,217,813
Investments	5,190,079	4,879,505
Property, unit and equipment	5,886,924	5,908,998
Intangible	108,851	111,388
	19,759,438	19,676,321
Total Assets	23,627,430	23,139,811

39

Liabilities and Stockholders’ Equity	03.31.14	12.31.13
Current Liabilities
Suppliers	228,444	411,869
Loans and financing	493,546	431,464
Taxes and social contributions	392,235	287,856
Estimated obligation	249,492	391,569
Sector charges	132,541	128,265
Concessions to pay	1,242	-
Post retirement Benefit	75,406	72,945
Others	30,886	49,215
	1,603,792	1,773,183

Non-Current Liabilities
Loans and financing	7,874,442	7,514,980
Taxes and social contributions	718,063	739,705
Concession to pay	38,419	39,680
Provisions for risks	568,785	555,309
Post retirement benefits	210,033	227,066
Advance for future capital increase	35,584	34,740
Provision for onerous contracts	1,001,219	1,001,219
Sector charges	81,429	76,601
Others	1	1
	10,527,975	10,189,301
-
Stockholders’ Equity
Capital	6,531,154	6,531,154
Capital Reserves	5,528,986	5,528,986
Income Reserves	329,393	-
Other comprehensive income	(893,870)	(882,813)
	11,495,663	11,177,327
Total Liabilities and Stockholders’ Equity	23,627,430	23,139,811

40

Statement of Income by Activity

(R$ thousand)

	03.31.14	03.31.13
Operating Revenue
Generation	1,318,499	1,039,471
Electric Energy Supply	3,720	31,283
Electric Energy Supply	665,861	592,775
Short term energy	499,994	285,445
Plants Operation and Maintenance	146,043	119,709
Plants Construction	2,881	10,259
Financing – Return on Investment	-	-

Transmission	280,986	217,224
Transmission line Operation and Maintenance	190,279	79,311
Transmission Line Construction	45,248	57,863
Financing – Return on Investment	45,459	80,050

Other Operating Revenues	7,136	12,660
	1,606,621	1,269,355

Deductions to operating Revenue
Taxes and Social Contribution	(113,970)	(96,618)
ICMS	-	(8,143)
Pis/Pasep	(20,271)	(15,670)
Cofins	(93,402)	(72,206)
ISS	(297)	(599)

Sectorial Charges	(54,864)	(47,146)
Quote for Global Reversal Reserve	(34,813)	(22,280)
Fuel Consumption Account - CCC	-	(3,312)
Energetic Development Account - CDE	(1,917)	(5,582)
Proinfa	4,160	(4,241)
Reasearch and Development	(13,974)	(11,731)
	(168,834)	(143,764)

Net Operating Revenue	1,437,787	1,125,591

OPERATING COST
Electric Energy Cost	(225,955)	(308,592)
Electric Energy purchased for resale	(125,317)	(209,034)
Electric network usage charges	(100,638)	(99,558)
Construction Cost	(48,129)	(68,122)
Construction cost - generation	(2,881)	(10,259)
Construction cost - transmission	(45,248)	(57,863)
Operation Cost	(540,269)	(527,200)
Personnel	(206,843)	(276,989)
Material	(6,494)	(8,729)
Third-part related services	(147,762)	(137,043)
Depreciation and Amortization	(51,665)	(39,127)
Water usage	(47,267)	(34,560)
Fuel and water for electric energy production	(71,926)	(21,690)
Electric energy service inspection fee	(3,743)	(5,661)
Taxes	(4,569)	(3,401)
	(814,353)	(903,914)
GROSS OPERATING INCOME	623,434	221,677

OPERATING EXPENSES
Provision for loss with operation and maintenance	-	-
(Provision)/ Reversal for contingencies	(13,476)	(19,444)
(Provision)/Reversal PREQ	140	4,506
(Provision)/ Reversal for doubtful credits	(38,353)	(8,308)
Profit and Results Participation	-	-
Financial asset provision write-off	(35,856)	(52,500)

41

	03,31,14	03,31,13
Other (expense)/revenues	(40,887)	(56,743)
	(128,432)	(132,489)
Electric Energy Service Result	495,002	89,188

Other Revenues (expenses)	5,119	(1,197)
Other non-operating Revenues	6,004	177
Other non-operatin expenses	(884)	(1,374)

Equity Equivalency Result	41,026	26,267

FINANCIAL RESULT	(104,422)	(8,366)
Financial Revenue	138,840	157,208
Income of Investments	13,279	5,194
Interest on refinancing and loans	15,274	18,038
VM on credits refinancing and loans	8,987	8,820
VM and late charge for electric energy sold	29,608	200
Other assets variations	29,228	7,659
Other financial revenues	42,464	117,297

Financial Expenses	(243,262)	(165,574)
Charges on loans and financing	(160,891)	(109,169)
Debt Charges	(5,810)	-
Financial charges on other obligations	(13,361)	(4,044)
Monetary and Exchange Variations – loans and Financing	(51,805)	(36,396)
Other liabilities variation	(374)	(3,498)
Other financial expenses	(11,021)	(12,467)

RESULT BEFORE TAXES	436,726	105,892
Social Contribution	(25,962)	(12,840)
Income tax	(72,111)	(35,661)
Diferred taxes	(9,260)	1,845
NET PROFIT OF PERIOD	329,393	59,236

42

Cash Flow

(R$ thousand)

	03.31.14	03.31.13
Operating Activities
Profit (loss) before income tax and social contribution	436,725	105,892
Expenses (revenues) not affecting net working capital
Depreciation and amortization	51,665	39,127
Monetary and currency variation	(19,558)	(84,335)
Income from financial investment	(13,279)	(5,194)
Interest on loans and refinancing	(15,274)	(18,038)
Financing charges	180,062	113,213
Equity Method	(28,720)	(26,267)
Provision for credit of questionable liquidation	38,353	8,308
Provisions for risks with fiscal, labor and civil litigation	13,476	19,444
Provision for staff realignment (Preq)	(140)	(4,506)
Provision for losses with onerous contracts	-	52,500
Write-off of Financial Asset	35,856	-
Write-off of fixed assets	11,044	1,123
Financial asset revenue by RAP	(45,459)	(80,050)
Provision for Investment loss	(5,920)	-
Global reversal reserve charges	-	10,517
Subtotal	626,525	131,734
Variation in operating assets / liabilities	(251,999)	(4,970)
Payment of financial charges	(121,752)	(115,361)
Payment of charges of global reversal reserve	(92,469)	-
Preq Payment	(1,221)
Renegotiated energy credits-received	23,875	59,269
Financial asset Amortization by RAP	53,230	153,832
Financial charges receivable	232	5,148
Payment of income tax and social contribution	-	(59,911)
Collaterals and linked deposits	(43,040)	(27,859)
Taxes and social contribution - payment – principal	(15,393)	(17,245)
Complementary security fund payment	(20,383)	(19,322)
Subtotal	(216,921)	(21,449)
Net cash of operational activities	157,605	105,315
Financing Activities
Loans and financing obtained	400,019	310,158
Loans and financing payable - principal	(78,107)	(255,786)
Net cash of financing activities	321,912	54,372
Investment Activities
Acquisition of financial assets	(48,128)	(68,122)
Redemption application in fixed income and equities	(68,180)	129,190
Acquisition of property, unit and equipment	(36,299)	(82,602)
Acquisition of intangible assets	(1,799)	(1,985)
Acquisition of equity participation investment	(322,641)	(135,019)
Net cash of investment activities	(477,047)	(158,538)
Total of cash effects	2,470	1,149
Cash and cash equivalent – beginning of period	6,696	2,462
Cash and cash equivalent – end of period	9,166	3,611
	2,470	1,149

43

Analysis of the result

1Q14 x 4Q13

In nominal terms, Furnas showed a net profit of R$ 329.4 million in the 1Q14 versus a net loss of R$ 239.4 million in the quarter ended 4Q13, representing a significant improvement for the period. This variation was inherent mainly to the 31.1% increase in net operating income, which was potentiated by the retraction of: a) 28.8 % in operating costs; b) 167.4 % in operating expenses; and c ) 71.4 % in net financial expenses.

Operating Revenues (in nominal terms)

The Net Operating Revenues went from R$ 1,096.6 million in 4Q13 to R$ 1,437.8 million in 1Q14 due to:

In generation:

The generation segment in 1Q14 increased 48.6 % compared to 4Q13, since the in the previous quarter accumulated gross revenues in the amount of R$ 887.0 million which was R$ 1,318.5 million in 1Q14. This increase in revenues is derived by:

The supply of electricity decreased by 72.7%, from R$ 13,6 million in 4Q13 to R$ 3.7 million in 1Q14, mainly due to lower sales in the Free Contracting Environment (ACL) to final consumers.

The supply of electricity increased by 12.7%, from R$ 590.8 million in 4Q13 to R$ 665.9 million in 1Q14, mainly due to the net increase in revenue in the Regulated Contracting Environment (ACR).

The Construction revenues decreased 91.5%, from R$ 33.9 million in 4Q13 to R$ 2.9 million in 1Q14, mainly due to reduced investments in the modernization of HPPs Furnas and Luiz Carlos Barreto de Carvalho .

In Transmission:

The Transmission revenues decreased 37.3% from R$ 448.2 million in the 4Q13 to R$ 281.0 million in 1Q14 due to:

The Revenues from operating and maintenance increased by 5.8%, from R$ 179.9 million in 4Q13 to R$ 190,3 million in 1Q14, mainly due to the increase in revenue from transmission contracts.

The Construction revenue decreased 86.9%, from R$ 344.8 million in 4Q13 to R$ 45.2 million in 1Q14, mainly due to lower investment in the modernization of transmission lines achieved by Law No. 12,783/2013.

Cost of Electricity Service

The Electricity purchased for resale increased by 84% from R$ 68.1 million in 4Q13 to R$ 125.3 million in 1Q14 because the value recorded in 4Q13 was impacted by the reversal of R$ 74.8 million in credits of PASEP/COFINS charged on income from the reimbursement Electronuclear.

The Charges for use of transmission grid increased by 2.7%, from R$ 98.0 million in 4Q13 to R$ 100.6 million in 1Q14, due to the increase in revenue from transmission and sharing of the transmission system.

The fuel for electricity production increased significantly since it came out of a revenue R$ 1.8 million in 4Q13 to an expense of R$ 71.9 million in 1Q14. This variation was mainly from the fact that the value recorded in 4Q13 was impacted by the recovery of expenditure on fuel purchased (natural gas) to Santa Cruz UTE due to a lack on the supply in the amount of R$ 80.2 million.

44

The Depreciation and amortization decreased by 0.1% from R$ 52.0 million in 4Q13 to R$ 51.7 million in 1Q14, standing in line for the period.

The Personnel expenses decreased by 45.4%, from R$ 378.7 million in 4Q13 to R$ 206.8 million in 1Q14, mainly due to measures adjustment over the reduction of the personnel costs after the shutdowns occurred by the PREQ.

The Materials expenses decreased by 46.9%, from R$ 12.2 million in 4Q13 to R$ 6.5 million in 1Q14, mainly due to measures adjustment over the reduction of the personnel costs after the shutdowns occurred by the PREQ. The Third-party services decreased 32.6%, from R$ 219.4 million in 4Q13 to R$ 147.8 million in 1Q14, mainly due to measures adjustment over the reduction of the personnel costs after the shutdowns occurred by the PREQ.

Operating Revenue (expenses)

The Provision for labor, tax, civil and other risks decreased by 58.2%, from R$ 32.3 million in 4Q13 to R$ 13.5 million in 1Q14, mainly due to the reversal of civil proceedings and other partially offset by the increase in labor processes.

Financial Results

The Financial revenues increased 2.8%, from R$ 135.0 million in 4Q13 to R$ 138.8 million in 1Q14, mainly due to the increase in the active monetary and exchange variation.

The Financial expenses decreased by 51.4%, from R$ 500.6 million in 4Q13 to R$ 243.3 million in 1Q14, mainly due to the fact, in the 4Q13, Other Financial Expenses item were impacted in the amount of R$ 209.7 million due to the payment of interest on the accession of Furnas to Refis, Law 12.865/2013.

45

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated – MWh
			1Q14
Furnas	1,216	598	1,294,259
Luis Carlos Barreto (Estreito)	1,050	495	1,058,550
Mascarenhas de Moraes	476	295	674,710
Porto Colômbia	320	185	474,488
Marimbondo	1,440	726	1,381,554
Itumbiara	2,082	1,015	1,868,252
Funil	216	121	196,127
Corumbá I	375	209	528,348
Simplício	306	192	234,156
Serra da Mesa (48.46%)*	1,275	671	423,723
Manso (70%)*	212	92	177,118
Santa Cruz	932	687	712,148
Roberto Silveira (Campos)	30	21	218
Neblina **	6,468	4,66	511,360
Sinceridade **	1,416	0,37	2,596
Dona Rita **	2,41	1,03	0

* Only includes Furnas percentage

** New Cotas UHE Cotas with amount generated still not available. Desconsidered from the total amount of installed capacity of Eletrobras consolidatred.

Unit	Location (State)	Beginning of Operation	End of concession
Furnas	MG	03/1963	12/2042
Luis Carlos Barreto (Estreito)	SP/MG	01/1969	12/2042
Mascarenhas de Moraes	MG	04/1973	10/2023
Porto Colômbia	MG/SP	03/1973	12/2042
Marimbondo	SP/MG	04/1975	12/2042
Itumbiara	GO/MG	02/1980	02/2020
Funil	RJ	04/1969	12/2042
Corumbá I	GO	04/1997	12/2042
Simplício	RJ	06/2013	08/2041
Serra da Mesa	GO	04/1998	11/2038
Manso	MT	10/2000	02/2035
Santa Cruz	RJ	03/1967	12/2042
Roberto Silveira (Campos)	RJ	04/1977	07/2027
Neblina	MG	04/2013	*
Sinceridade	MG	04/2013	*
Dona Rita	MG	06/2013	*
São Domingos	GO	06/2013	10/2013

*Under responsability of Furnas until the conclusion of new bidding to the UHE concession.

46

1.2  SPE

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated MWh
				1Q14
Enerpeixe S.A.	HEU Peixe Angical and TL Associated	452	271	706,488.88
Baguari Geração de Energia S.A.	HEU Baguari	140	80	172,419.63
Retiro Baixo Energética S.A.	HEU Retiro Baixo	82	39	41,249.40
Foz de Chapecó Energia S.A.	HEU Foz de Chapecó	855	432	1,032,086.92
Serra do Facão Energia S.A.	HEU Serra do Facão	212.6	182	185,079
Madeira Energia S.A.	HEU Santo Antônio*	3,568.8	2,342.03	1,004,796
Brasventos Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	68.47	22.8	43,316.00
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	58.45	21.9	22,572.00
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	60.12	21.1	37,238.00

*23 units under operation, totalling 1,633.87 MW,

Unit	Participation (%)	Location (State)	Beginning of Operation	End of concession
UHE Peixe Angical	40.0	TO	06/2006	11/2036
UHE Baguari	15.0	MG	09/2009	08/2041
UHE Retiro Baixo	49.0	MG	03/2010	08/2041
UHE Foz de Chapecó	40.0	RS/SC	10/2010	11/2036
UHE Serra do Facão	49.5	GO	07/2010	11/2036
UHE Santo Antônio	39.0	RO	03/2012	06/2043
Brasventos Miassaba 3 Geradora de Energia S.A	24.50	RN	Jul-14	Aug-45 (35 years)
Brasventos Eolo Geradora de Energia S.A.	24.50	RN	Jul-14	Dec-45 (35 years)
Rei dos Ventos 3 Geradora de Energia S.A.	24.50	RN	Jul-14	Dec-45 (35 years)

2. Electric energy purchased for resale

2.1. Own assets

System	Unit	1Q14
Eletrobras	MWh
	R$ Million
Others	MWh	812,411
	R$ Million	138,10
Total	MWh	812,411
	R$ Million	138,10

2.2.SPE

UHE Foz de Chapecó

System	Unit	1Q14
Eletrobras	MWh	-
	R$ Million	-
Others	MWh	-
	R$ Million	-
Total	MWh	-
	R$ Million	-

47

UHE Santo Antônio

System	Unit	1Q14
Eletrobras	MWh
	R$ Million
Others	MWh	1,457,019.23
	R$ Million	343,42
Total	MWh	1,457,019.23
	R$ Million	343,42

UHE Peixe Anglical

System	Unit	1Q14
Eletrobras	MWh	-
	R$ Million	-
Others	MWh	17,890.00
	R$ Million	14,284,868.70
Total	MWh	17,890.00
	R$ Million	14,284,868.70

Nota: Includes energy purchase to recompound the loss

UHE Retiro Baixo

System	Unit	1Q14
Eletrobras	MWh	-
	R$ Million	-
Others	MWh	-
	R$ Million	-
Total	MWh	-
	R$ Million	-

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law (not from quotas)

Buyer	Sales model	1Q14
		R$ Million	MWh
Eletrobras System	A	32,47	128.018
	B	17,29	108.050
Others	A	633,08	4,014.791
	B	3,72	26.248
Total	A	665,55	4,142.809
	B	21,01	134.298

A – Sell of energy in regulated enviroment – Revenue not from quotas

B - Through free market agreements or bilateral contracts

48

3.1.2. Energy sold by enterprises affected by 12,783 law - O&M

Buyer	Sales model	1Q14
		R$ Million	MWh
Eletrobras System	A	7,22	218,050,91
	B	-	-
Others	A	138,82	4,838,818,75
	B	-	-
Total	A	146,04	5,056,869,66
	B	-	-

A – Sell of energy in regulated enviroment – Revenue from quotas

B - Through free market agreements or bilateral contracts

3.2. SPE

Enerpeixe S.A.

Buyer	Sales model	1Q14
		R$ Million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	121,406,404.37	630,782.84
	B	-	-
Total	A	121,406,404.37	630,782.84
	B	-	-

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Foz do Chapecó

Buyer	Sales model	1Q14
		R$ Million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A (CCEARs)	10,289.53	571,045.99
	B (Unilateral)	7,161.88	373,248.00
Total	A (CCEARs)	10,289.53	571,045.99
	B (Unilateral)	7,161.88	373,248.00

UHE Santo Antônio

Buyer	Sales model	1Q14
		R$ Million	MWh
Eletrobras System	A	s/d	s/d
	B	s/d	s/d
Others	A	s/d	s/d
	B	s/d	s/d
Total	A	s/d	s/d
	B	s/d	s/d

A - Through auction

B - Through free market agreements or bilateral contracts

49

UHE Serra do Facão

Buyer	Sales model	1Q14
		R$ Million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A (ACR)	50,724,334.26	279,117
	B (ACL)	20,030,770.02	110,211
Total	A	50,724,334.26	279,117
	B	20,030,770.02	110,211

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Retiro Baixo

Buyer	Sales model	1Q14
		R$ Million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	13,98	83,020,001
	B	0,38	2,161,000
Total	A	13,98	83,020,001
	B	0,38	2,161,000

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Baguari

Buyer	Sales model	1Q14
		R$ Million	MWh
Eletrobras System	A	s/d	s/d
	B	s/d	s/d
Others	A	s/d	s/d
	B	s/d	s/d
Total	A	s/d	s/d
	B	s/d	s/d

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE)

	Unit	1Q14
Sold	R$ Million	276,909
	MWh	-
	MWaverage	-
Purchased	R$ Million	-
	MWh	-
	MWaverage	-
Net	R$ Million	276,909
	MWh	-
	MWaverage	-

50

5. Fuel used to produce electricity

Type	Unit	1Q14
		Quantity	R$ million
Special Diesel oil	litre	-	-
Fuel oil Type B1	Ton	-	-
Common Diesel oil	Litre	-	-
Gas	m3	273,018,526.00	103,111
Other expenses*	-
Total		273,018,526.00	103,111

6. Losses in generation - %

1Q14
3

Obs,: Interconnected System Losses are calculated by  ONS, The value of loss between generation and the center of gravity, as well as between the load and center of gravity, used in the Electricity Market is 3%,

7. Average price– R$/MWh

7.1. Own assets – Enterprises not affected by 12,783 law

1Q14
160.52

7.1.1 Own assets – enterprises renewed in terms of 12,783 law – O&M

1Q14
28.88

7.2.SPE

SPE	1Q14
Enerpeixe S.A.	191.07
Retiro Baixo Energética S.A.	168.59
Baguari S.A.	169.19
Foz de Chapecó Energia S.A.	184.95
Serra do Facão Energia S.A.	181.74
Madeira Energia S.A.	134.27

51

8. Extension of transmission lines - Km

8.1. Own assets

8.1.1. Transmission line

8.1.1.1. Transmission line – enterprises not affected by 12,783 law

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Ibiúna - Bateias Circuito 1	332,0	500	Mar/03	May/2031
Ibiúna - Bateias Circuito 2	332,0	500	Mar/03	May/2031
Tijuco Preto - Itapeti 3	21,0	345	Jan/13	Apr/2036
Tijuco Preto - Itapeti 4	21,0	345	Jan/13	Apr/2036
Campos - Macaé 3	90,0	345	Jun/10	Mar/2035
Batalha - Paracatu	85,0	138	Sep/13	Aug/2041
Simplício - Rocha Leão 1	119,0	138	Jan/13	Aug/2041
Simplício - Rocha Leão 2	119,0	138	Jan/13	Aug/2041
Total	1.119,0

8.1.1.2. Transmission line – enterprises renewed in the terms of 12,783 law – O&M

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Foz do Iguaçu - Ivaiporã 1	322.0	765	Aug/89	Dec/42
Foz do Iguaçu - Ivaiporã 2	323.0	765	Dec/86	Dec/42
Foz do Iguaçu - Ivaiporã 3	331.0	765	Mar/99	Dec/42
Itaberá - Ivaiporã 1	265.0	765	Aug/89	Dec/42
Itaberá - Ivaiporã 2	264.0	765	Oct/82	Dec/42
Itaberá - Ivaiporã 3	272.0	765	May/00	Dec/42
Itaberá - Tijuco Preto 1	305.0	765	Jul/89	Dec/42
Itaberá - Tijuco Preto 2	304.0	765	Oct/82	Dec/42
Itaberá - Tijuco Preto 3	312.0	765	May/01	Dec/42
Subtotal 765 kV	2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	Mar/85	Dec/42
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	Aug/87	Dec/42
Subtotal 600 kV	1,612.0
Adrianópolis - Baixada Fluminense	19.0	500	Nov/13	Dec/42
Adrianópolis - Cachoeira Paulista 1	171.0	500	Fev/74	Dec/42
Adrianópolis - Grajaú	55.0	500	Dec/77	Dec/42
Adrianópolis - Resende	115.0	500	Dec/79	Dec/42
Adrianópolis - São José	33.0	500	Aug/91	Dec/42
Angra - Cachoeira Paulista	103.0	500	Jun/77	Dec/42
Angra - São José	133.0	500	Dec/98	Dec/42
Angra - Zona Oeste	97.5	500	Mar/11	Dec/42
Araraquara - Campinas	171.0	500	Jul/76	Dec/42
Araraquara - Poços de Caldas	176.0	500	Apr/76	Dec/42
Baixada Fluminense - Cachoeira Paulista	160.5	500	Nov/13	Dec/42
Cachoeira Paulista - Campinas	223.0	500	Sep/77	Dec/42
Cachoeira Paulista - Itajubá	53.0	500	Jul/02	Dec/42
Cachoeira Paulista - Resende	56.0	500	Dec/79	Dec/42
Cachoeira Paulista - Taubaté	83.0	500	Jun/83	Dec/42
Cachoeira Paulista - Tijuco Preto	181.0	500	Nov/88	Dec/42
Campinas - Itatiba 1	26.5	500	Mar/03	Dec/42
Grajaú - Zona Oeste	79.0	500	Mar/11	Dec/42
Gurupi - Miracema	255.0	500	Mar/99	Dec/42
Ibiúna - Itatiba 1	86.5	500	Mar/03	Dec/42
Itumbiara - São Simão	166.0	500	Jan/79	Dec/42
Marimbondo - Água Vermelha	172.0	500	Aug/79	Dec/42
Marimbondo - Araraquara 1	195.0	500	Apr/76	Dec/42
Marimbondo - Araraquara 2	194.0	500	Aug/76	Dec/42
Poços de Caldas - Itajubá	139.0	500	Jul/02	Dec/42
Serra da Mesa - Gurupi	256.0	500	Mar/99	Dec/42
Serra da Mesa - Samambaia 1	249.0	500	Mar/98	Dec/42
Serra da Mesa - Samambaia 2	248.5	500	Jan/99	Dec/42

52

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Tijuco Preto - Taubaté	108.5	500	Mar/84	Dec/42
Subtotal 500 kV	4,005.0
Adrianópolis - Itutinga 1	199.0	345	Mar/68	Dec/42
Adrianópolis - Itutinga 2	199.0	345	Aug/70	Dec/42
Adrianópolis - Jacarepaguá 1	38.0	345	Mar/68	Dec/42
Adrianópolis - Jacarepaguá 2	38.0	345	Aug/70	Dec/42
Adrianópolis - Macaé	177.0	345	Sep/02	Dec/42
Adrianópolis - Venda das Pedras	107.0	345	Nov/10	Dec/42
Bandeirantes - Samambaia 1	157.0	345	Fev/99	Dec/42
Bandeirantes - Samambaia 2	155.0	345	Fev/99	Dec/42
Barro Branco - Ouro Preto	59.0	345	Oct/13	Dec/42
Barro Branco - Padre Fialho	104.5	345	Oct/13	Dec/42
Campinas - Guarulhos	88.0	345	Fev/03	Dec/42
Campinas - Poços de Caldas	126.0	345	Oct/72	Dec/42
Campos - Macaé 1	89.0	345	Nov/01	Dec/42
Campos - Macaé 2	89.0	345	Sep/02	Dec/42
Campos - Viana	199.0	345	Dec/05	Dec/42
Campos - Vitória	224.0	345	Oct/77	Dec/42
Corumbá - Brasília Sul	254.0	345	Mar/97	Dec/42
Corumbá - Itumbiara	79.0	345	Mar/97	Dec/42
Furnas - Estreito	112.0	345	Fev/70	Dec/42
Furnas - Itutinga 1	198.0	345	Mar/68	Dec/42
Furnas - Itutinga 2	199.0	345	Dec/69	Dec/42
Furnas - Mascarenhas de Moraes	104.0	345	May/68	Dec/42
Furnas - Pimenta	66.0	345	Mar/67	Dec/42
Furnas - Poços de Caldas 1	131.0	345	Sep/63	Dec/42
Furnas - Poços de Caldas 2	131.0	345	Apr/65	Dec/42
Guarulhos - Ibiúna 1	75.0	345	Jun/90	Dec/42
Guarulhos - Ibiúna 2	75.0	345	Jul/90	Dec/42
Guarulhos - Nordeste	35.0	345	Mar/64	Dec/42
Guarulhos - Poços de Caldas 1	182.0	345	Sep/63	Dec/42
Guarulhos - Poços de Caldas 2	184.0	345	Nov/66	Dec/42
Ibiúna - Tijuco Preto 1	97.0	345	Nov/83	Dec/42
Ibiúna - Tijuco Preto 2	97.0	345	Jul/84	Dec/42
Itumbiara - Bandeirantes 1	180.0	345	Jul/73	Dec/42
Itumbiara - Bandeirantes 2	180.0	345	Jul/77	Dec/42
Itumbiara - Porto Colômbia	201.0	345	Jun/73	Dec/42
L.C.Barreto - Estreito 1	24.0	345	Mar/69	Dec/42
L.C.Barreto - Estreito 2	24.0	345	Fev/70	Dec/42
L.C.Barreto - Poços de Caldas 1	198.0	345	Nov/69	Dec/42
L.C.Barreto - Poços de Caldas 2	197.0	345	Sep/70	Dec/42
L.C.Barreto - Volta Grande	112.0	345	Jun/73	Dec/42
Macaé - Venda das Pedras	122.0	345	Nov/10	Dec/42
Marimbondo - Porto Colômbia	77.0	345	Oct/75	Dec/42
Mascarenhas - Estreito	13.0	345	Mar/69	Dec/42
Mogi - Atibaia	64.5	345	Jan/13	Dec/42
Mogi - Nordeste	25.0	345	Mar/64	Dec/42
Pimenta - Barreiro	198.0	345	Mar/67	Dec/42
Poços de Caldas - Atibaia	142.5	345	Jan/13	Dec/42
Porto Colômbia - Volta Grande	45.0	345	Jun/73	Dec/42
Samambaia - Brasília Sul 1	12.5	345	Fev/99	Dec/42
Samambaia - Brasília Sul 2	15.0	345	Fev/99	Dec/42
Viana - Vitória	26.0	345	Dec/05	Dec/42
Vitória - Padre Fialho	220.5	345	Apr/13	Dec/42
Subtotal 345 kV	6,144.5
Barro Alto - Niquelândia	87.0	230	Oct/99	Dec/42
Brasília Geral - Brasília Sul 1	13.0	230	Oct/72	Dec/42
Brasília Geral - Brasília Sul 2	13.0	230	Sep/07	Dec/42
Brasília Sul - Barro Alto	132.0	230	Mar/82	Dec/42
Barro Alto – Águas Lindas	102.0	230	Mar/14	Dec/42
Águas Lindas – Brasília Sul	30.0	230	Mar/14	Dec/42
Brasília Sul - Pirineus	107.0	230	Sep/07	Dec/42
Itumbiara - Cachoeira Dourada	44.0	230	Oct/73	Dec/42
Itumbiara - Rio Verde 1	208.0	230	Jan/86	Dec/42
Itumbiara - Rio Verde 2	202.0	230	Apr/92	Dec/42
Manso - Nobres	66.0	230	May/98	Dec/42
Pirineus - Xavantes	40.0	230	Nov/06	Dec/42
Rio Verde - Barra do Peixe 1	240.0	230	Nov/87	Dec/42
Rio Verde - Barra do Peixe 2	240.0	230	Fev/94	Dec/42

53

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Rio Verde - Cachoeira Dourada 1	175.0	230	Dec/86	Dec/42
Rio Verde - Rondonópolis	257.0	230	Nov/82	Dec/42
Serra da Mesa - Niquelândia	105.0	230	Oct/99	Dec/42
Subtotal 230 kV	1,929.0
Adrianópolis - Cepel 1	1.5	138	Apr/81	Dec/42
Adrianópolis - Cepel 2	1.5	138	Apr/81	Dec/42
Adrianópolis - Magé 1	48.0	138	Apr/73	Dec/42
Adrianópolis - Magé 2	48.0	138	Jan/73	Dec/42
Alcântara - Adrianópolis 1	19.5	138	Jul/76	Dec/42
Alcântara - Adrianópolis 2	20.0	138	Dec/98	Dec/42
Alcântara - Adrianópolis 3	20.0	138	Dec/98	Dec/42
Alcântara - Imbariê - Adrianópolis	19.5	138	May/75	Dec/42
Angra - Angra (Ampla)	34.0	138	Apr/71	Dec/42
Angra - Jacuacanga	34.0	138	Oct/77	Dec/42
Angra - Santa Cruz	96.0	138	Oct/77	Dec/42
Cachoeira Paulista - Volta Redonda 1	105.0	138	Nov/86	Dec/42
Cachoeira Paulista - Volta Redonda 2	105.0	138	Jun/87	Dec/42
Campos - Cachoeiro do Itapemirim 1	106.0	138	Fev/73	Dec/42
Campos - Cachoeiro do Itapemirim 2	106.0	138	Fev/73	Dec/42
Campos - Iriri	97.0	138	Aug/73	Dec/42
Campos - Rocha Leão	110.0	138	Fev/73	Dec/42
Couto Magalhães - Parque das Emas	80.5	138	Nov/13	Dec/42
Iriri - Rocha Leão	13.0	138	Aug/73	Dec/42
Jacarepaguá - Ari Franco	10.0	138	Dec/67	Dec/42
Jacarepaguá - Cosmos	24.0	138	Dec/67	Dec/42
Jacarepaguá - Mato Alto	16.0	138	Sep/73	Dec/42
Jacarepaguá - Palmares	28.0	138	Nov/72	Dec/42
Jacarepaguá - ZIN	33.0	138	Nov/72	Dec/42
Jacuacanga - Brisamar	44.0	138	Oct/77	Dec/42
Manso - Nobres	70.0	138	Apr/98	Dec/42
Muriqui - Angra (Ampla)	36.0	138	Apr/71	Dec/42
Muriqui - Brisamar	20.0	138	Apr/71	Dec/42
Palmares - Mato Alto	13.0	138	Sep/73	Dec/42
Parque das Emas - Rio Claro	87.5	138	Nov/13	Dec/42
Rio Verde - Cachoeira Dourada 2	174.0	138	Aug/77	Dec/42
Rio Verde - Rio Claro	87.0	138	Nov/13	Dec/42
Rocha Leão - Magé 1	108.0	138	Jan/73	Dec/42
Rocha Leão - Magé 2	108.0	138	Jan/73	Dec/42
Santa Cruz - Brisamar 1	20.0	138	Oct/77	Dec/42
Santa Cruz - Brisamar 2	13.0	138	Apr/71	Dec/42
Santa Cruz - Jacarepaguá	38.0	138	Oct/72	Dec/42
Santa Cruz - Palmares 1	14.0	138	Nov/72	Dec/42
Santa Cruz - Palmares 2	14.0	138	Sep/73	Dec/42
Santa Cruz - ZIN	5.0	138	Nov/72	Dec/42
Santa Cruz - ZIN - Ari Franco	31.0	138	Dec/67	Dec/42
Santa Cruz - ZIN - Cosmos	17.0	138	Dec/67	Dec/42
São José - Imbariê 1	18.0	138	Dec/98	Dec/42
São José - Imbariê 2	18.0	138	Dec/98	Dec/42
São José - Magé 1	46.0	138	Jun/01	Dec/42
São José - Magé 2	46.0	138	Jun/01	Dec/42
UTE Campos - Campos 1	1.0	138	Jul/77	Dec/42
UTE Campos - Campos 2	1.0	138	Jul/87	Dec/42
Subtotal 138 kV	2,205.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	Apr/85	Dec/42
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	Aug/87	Dec/42
Eletrodo de Terra - Ibiúna 1	67.0	25	Apr/85	Dec/42
Eletrodo de Terra - Ibiúna 2	67.0	25	Aug/87	Dec/42
Subtotal 25 kV	165.0
Total	18,758.5

54

8.1.2. Substation

8.1.2.1. Substation – enterprises not affected by 12,783 law

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of concession
Zona Oeste	900.00	Rio de Janeiro/Rio de Janeiro	03.14.2011	05.10.2042

8.1.2.2. Substation – enterprises renewed in terms of the 12,783 law – O&M

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of concession
Adrianópolis	2,580.00	Nova Iguaçu/Rio de Janeiro	11.12.1970	12.30.2042
Angra	967.07	Angra dos Reis/Rio de Janeiro	04.14.1971	12.30.2042
Araraquara	-	Araraquara/São Paulo	04.16.1976	12.30.2042
Bandeirantes	1,383.33	Aparecida de Goiânia/Goiás	10.28.1972	12.30.2042
Barro Alto	182.66	Barro Alto/Goiás	03.07.1982	12.30.2042
Brasília Geral	270.00	Brasília/Brasília	02.01.1960	12.30.2042
Brasília Sul	1,544.20	Taguatinga/Brasília	03.18.1973	12.30.2042
Cachoeira Paulista	583.30	Cachoeira Paulista/São Paulo	10.08.1976	12.30.2042
Campinas	2,156.70	Campinas/São Paulo	09.30.1972	12.30.2042
Campos	1,283.33	Campos dos Goytacazes/Rio de Janeiro	02.10.1973	12.30.2042
Foz do Iguaçu	15,975	Foz do Iguaçu/Paraná	12.07.1982	12.30.2042
Grajaú	2,800.00	Rio de Janeiro/Rio de Janeiro	12.18.1979	12.30.2042
Guarulhos	-	São Paulo/São Paulo	09.04.1963	12.30.2042
Gurupi	-	Gurupi/Tocantins	03.02.1999	12.30.2042
Ibiúna	11,.600.40	Ibiúna/São Paulo	04.13.1984	12.30.2042
Imbariê	-	Duque de Caxias/Rio de Janeiro	10.01.1968	12.30.2042
Iriri	-	Macaé/Rio de Janeiro	10.04.2009	12.30.2042
Itabera	-	Itaberá/São Paulo	09.16.1982	12.30.2042
Itutinga	-	Itutinga/Minas Gerais	04.17.1967	12.30.2042
Ivaiporã	11,006.00	Manoel Ribas/Paraná	10.13.1982	12.30.2042
Jacarepaguá	1,350.00	Rio de Janeiro/Rio de Janeiro	12.01.1967	12.30.2042
Macaé	-	Macaé/Rio de Janeiro	11.18.2001	12.30.2042
Mogi das Cruzes	-	Mogi das Cruzes/São Paulo	03.01.1964	12.30.2042
Niquelândia	-	Niquelândia/Goiás	10.12.1999	12.30.2042
Pirineus	-	Anápolis/Goiás	11.26.2006	12.30.2042
Poços de Caldas	1,846.66	Poços de Caldas/Minas Gerais	09.03.1963	12.30.2042
Resende	-	Resende/Rio de Janeiro	04.06.2009	12.30.2042
Rio Verde	-	Rio Verde/Goiás	12.17.1975	12.30.2042
Rocha Leão	-	Rio das Ostras/Rio de Janeiro	12.29.1972	12.30.2042
Samambaia	-	Brasília/Distrito Federal	03.09.1998	12.30.2042
São José	2,400.00	Belfort Roxo/Rio de Janeiro	08.11.1991	12.30.2042
Simplício	-	Sapucaia/Rio de Janeiro	08.15.2006	12.30.2042
Usina de São Gonçalo	42.50	São Gonçalo/Rio de Janeiro	07.16.1977	12.30.2042
Tijuco Preto	17,014.70	Mogi das Cruzes/São Paulo	09.12.1982	12.30.2042
Viana	750.00	Viana/Espirito Santo	12.19.2005	12.30.2042
Vitória	969.20	Serra/Espirito Santo	11.05.1978	12.30.2042
SE da Usina Campos	-	Campos dos Goytacazes/Rio de Janeiro	12.20.1968	12.30.2042
SE da Usina Corumbá	556.00	Caldas Novas/Goiás	03.02.1997	12.30.2042
SE da Usina Funil	300.00	Itatiaia/Rio de Janeiro	12.17.1969	12.30.2042
SE da Usina Furnas	1,399.17	São José da Barra/Minas Gerais	09.30.1963	12.30.2042
SE da Usina Itumbiara	5,074.99	Araporã/Minas Gerais	03.16.1973	12.30.2042
SE da Usina Luiz C. Barreto	1,333.32	Pedregulho/São Paulo	03.16.1969	12.30.2042
SE da Usina Mascarenhas de Moraes	1,287.66	Ibiraci/Minas Gerais	12.21.1956	12.30.2042
SE da Usina Marimbondo	2,393.32	Fronteira/Minas Gerais	08.06.1975	12.30.2042
SE da Usina Manso	312.50	Chapada dos Guimarães/Mato Grosso	11.28.2000	12.30.2042
SE da Usina Porto Colômbia	425.00	Planura/Minas Gerais	07.03.1973	12.30.2042
SE da Usina Santa Cruz	1,544.00	Rio de Janeiro/Rio de Janeiro	06.27.1967	12.30.2042
SE da Usina Serra da Mesa	1,576.20	Minaçu/Goiás	03.03.1998	12.30.2042

55

8.2. SPE

8.2.1. Transmission Lines

SPE	From -To	Participation (%)	Extension (km)	Tension (kV)	Beginning Operation	End of Concession
Transirapé	Irapé – Araçuaí	24.5	65.0	230	05/2007	Dec/2034
Transudeste	Itutinga – Juiz de Fora	25.0	140.0	345	02/2007	Oct/2034
Transleste	Montes Claros – Irapé	24.5	138.0	345	12/2006	Feb/2034
Enerpeixe S.A.	Peixe Angical – Peixe 2	40.0	17.0	500	04/2006	Nov/2036
Centroeste de Minas	Furnas – Pimenta II	49.0	62.7	345	03/2010	Mar/2035
Chapecoense Geração S.A.	SE Foz do Chapecó – Gurita	40.0	72.6	230	03/2011	Nov/2036
Chapecoense Geração S.A.	SE Foz do Chapecó – SE Xanxerê	40.0	77.6	230	03/2011	Nov/2036
Chapecoense Geração S.A.	UHE Foz do Chapecó – SE de Foz do Chapecó	40.0	1.0	230	03/2011	Nov/2036
Retiro Baixo Energética S.A.	UHE Retiro Baixo – SE Curvelo	49.0	45.0	138	10/2010	Aug/2041
Serra do Facão Energia S.A.	UHE Serra do Facão – SE Celg de Catalão	49.5	32.0	138	10/2010	Nov/2036
Baguari Energia S.A.	UHE Baguari - SE Baguari	15.0	0.800	230	02/2010	Aug/2041
Baguari Energia S.A.	SE Baguari - Mesquita – Governador Valadares	15.0	2.5	230	04/2010	Aug/2041
Baguari Energia S.A.	SE Baguari - Mesquita	15.0	69.0	230	04/2010	Aug/2041
Baguari Energia S.A.	SE Baguari - Gov. Valadares	15.0	26.0	230	04/2010	Aug/2041
Transenergia Renovável S.A.	Barra dos Coqueiros - Quirinópolis	49.0	52.3	230	04/2011	Abr/2039
Transenergia Renovável S.A.	Quirinópolis - UTE Quirinópolis	49.0	34.4	138	05/2011	Jun/2025
Transenergia Renovável S.A.	Quirinópolis - UTE Boavista	49.0	16.7	138	05/2011	Jun/2025
Transenergia Renovável S.A.	Chapadão - Jataí	49.0	131.5	230	12/2012	Jun/2025
Transenergia Renovável S.A.	Jataí - Mineiros	49.0	61.4	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Jataí - UTE Jataí	49.0	51.2	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Jataí - UTE Água Emendada	49.0	32.6	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Mineiros - Morro Vermelho	49.0	45.2	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Morro Vermelho - UTE Morro Vermelho	49.0	31.0	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Morro Vermelho - UTE Alto Taquari	49.0	30.2	138	06/2013	Jun/2025
Transenergia Renovável S.A.	Palmeiras - Edéia	49.0	57.0	230	05/2013	Jun/2025
Transenergia Renovável S.A.	Edéia - UTE Tropical Bionenergia I	49.0	48.7	138	05/2013	Jun/2025
Interligação Elétrica do Madeira S.A.	Coletora Porto Velho - Araraquara II (Lote D)	24.5	2,375	600	08/2013	Feb/2039
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	49.0	193	500	12/2013	Feb/2040
Goiás Transmissão S.A.	Trindade – Xavantes	49.0	37	230	12/2013	Feb/2040
Goiás Transmissão S.A.	Trindade – Carajás	49.0	29	230	10/2013	Feb/2040

8.2.2. Substations

SPE	Substation	Transformation Capacity (MVA)	Participation	Beginning of Operation	End of operation
Caldas Novas Transmissão S.A.	Corumbá	150	49.90%	08/2013	06/2041
Transenergia São Paulo S.A	Itatiba	800.00	49.00%	08/2012	11/2039
Transenergia Renovável S.A	Edéia	150.00	49.00%	02/2012	06/2025
Transenergia Renovável S.A	Jataí	225.00	49.00%	12/2012	06/2025
Transenergia Renovável S.A	Mineiros	-	49.00%	12/2012	06/2025
Transenergia Renovável S.A	Morro Vermelho	-	49.00%	12/2012	06/2025
Transenergia Renovável S.A	Quirinópolis	225.00	49.00%	04/2011	06/2025
Baguari Energia S.A.	SE da Usina de Baguari	155.60	15.00%	08/2006	08/2041
Chapecoense Geração S.A	SE da Usina de Foz do Chapecó	978.00	40.00%	11/2001	11/2036
Enerpeixe S.A.	SE da Usina de Peixe Angical	525.00	40.00%	11/2001	11/2036
Retiro Baixo Energética S.A.	SE da Usina de Retiro Baixo	100.00	49.00%	08/2006	08/2041
Madeira Energia S.A.	SE da Usina de Santo Antônio	3,630.00	39.00%	08/2007	06/2043
Serra do Facão Energia S.A.	SE da Usina de Serra do Facão	236.40	49.47%	11/2001	11/2036
Goiás Transmissão S.A.	Trindade	400.00	49.00%	11/2013	07/2040

56

9. Transmission losses - %

1Q14
3

Note: The losses of Integrated System are calculated by. The amount of losses generation and the center of gravity , as well as between the charge ans the center of gravity , in usage in the electric energy market is 3%

10. Main investments of parent company– R$ Million

Project	1Q14	1st Revision 2014
Generation
Installation of Combined Cycle TPU Santa Cruz (RJ)/Capacity Aggregation UTE Sta. Cruz (RJ)	143,573	75,000,000
Installation of HPU Batalha (Paulista) (MG/GO)	3,697,734	29,706,852
Installation of HPU Simplício and SHU Anta (RJ)	6,862,629	52,428,206
Modernization of HPU Furnas (MG)	9,987,075	56,816,722
Modernization of HPU Luiz Carlos Barreto (MG)	-	-
Maintenance of the generation system	2,673,421	65,782,224
Extension of generation system	-	100,000
Deployment of wind farms to generate	-	100,000
Implementation of UTE biomass	-	100,000
Extension of generation capacity	-	100,000
Transmission
Transmission System Bom Despacho – Ouro Preto	3,515,448	20,717,886
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	-	-
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	5,592,902	21,468,376
Installation of Transmission System Mascarenhas - Linhares	2,027,209	49,294,939
Reinforcement of Transmission System	14,775,114	290,410,802
Transmission System maintenance	37,512,106	422,186,984
Extension of transmission in the Mid-Western Region / Extension of transmission system	6,316,239	45,058,633
Others
Maintenance of real estate	322,506	23,266,735
Maintenance of real estate, vehicles, turbines and equipment	3,234,740	50,890,794
Maintenance of info technology assets	2,424,953	38,071,895
Environmental preservation and conservation of generation and transmission	1,259,178	26,153,506
Total	100,344,826	1,267,654,555

11. New investments

11.1. Generation

11.1.1. Own assets

Plant	Lacation (state)	Investment (R$ thousand)		Installed Capacity (MW)	Guarantee (MW)	Beginning of Operation	Beginning of Construction	End of Concession
		Total	Realized	Total
Implementation of UHE Batalha *	MG/GO	978.17 Basis: Aug/08	1,103	52.5	48.8	Forecast Machines 1 e 2: 04/22/2014 and 05/01/2014	06.2008	Aug/2041
Implementation UHE Simplício / PCH Anta ***	RJ/MG	2,289.51 Basis: Dec/08	2,461	333.7	191.3	UHE Simplício: starting commercial operation 06.2013 PCH Anta: Forecast Machines 1 e 2 –07.2014 and 01.2015	03.2007	Aug/2041

* Considers the UHE Batalha and the transmission associated: SE UHE Batalha, TL Batalha – Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig)

**Considers HEU Batalha and associated transmission: SE HEU Batalha, TL Batalha – Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig),

***Considers HUE Simplício, SHUAnta and associated transmission: SE HEU Simplício – C, SE SHU Anta – C, SE Rocha Leão (Ampla) – C, TL Anta – Simplício and TL Simplício – Rocha Leão (Ampla),

57

11.1.2.SPEs

SPE	Unit	Location (State)	Installed Capacity (MW)	Energy Guarantee MW	Beginning of Operation	Beginning of Constuction	End of Concession
			Total
Cia. Hidrelétrica Teles Pires	UHE Teles Pires	MT/PA	1,820.00	915.4	Apr/2015	Aug/2011	Dec/2046
Madeira Energia S.A.	UHE Santo Antônio	MT	3,568	2,342.03	Mar/2012	Aug/2008	Dec/2043
Consórcio Terra Nova S.A.	UHE São Manoel	MT/PA	700	421.7	May/2018	Aug/14	Apr/2049
Central Geradora Eólica Famosa I S.A.	Famosa I	RN	24.0	11.1	Dec/2014	Jun/11	Dec /2045
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	RN	16.0	7.7	Dec/2014	Apr/2014	May/2047
Central Geradora Eólica Rosada S.A.	Rosada	CE	30.0	13.4	Dec/2014	Apr/2014	Mar/2047
Central Geradora Eólica São Paulo S.A.	São Paulo	RN	18.0	8.1	Dec/2014	Apr/2014	Sep/2048
Energia dos Ventos I	Goiabeira	CE	21.0	9.9	Jan/2016	Jul/2014	Mar/2047
Energia dos Ventos II	Ubatuba	CE	12.6	5.8	Jan/2016	Mar/2014	Jun /2047
Energia dos Ventos III	Santa Catarina	CE	18.9	8.5	Jan/2016	Mar/2014	Jun /2047
Energia dos Ventos IV	Pitombeira	CE	27.3	13.9	Jan/2016	Mar/2014	Jun /2047
Energia dos Ventos V	São Januário	CE	22.0	9.0	Jan/2016	Jul/2015	Jun /2047
Energia dos Ventos VI	Nossa Senhora de Fátima	CE	30.0	12.8	Jan/2016	Nov/2014	Jun /2047
Energia dos Ventos VII	Jandaia	CE	30.0	14.1	Jan/2016	Apr/2015	Aug/2047
Energia dos Ventos VIII	São Clemente	CE	22.0	9.3	Jan/2016	May/2015	Aug/2047
Energia dos Ventos IX	Jandaia I	CE	22.0	9.9	Jan/2016	Dec/2014	Jul /2047
Energia dos Ventos X	Horizonte	CE	16.8	7.3	Jan/2016	Apr/2014	Jul /2047
Consórcio Bom Jesus	Bom Jesus	CE	18.0	8.1	Sep/2015	Oct/2014	May/2049*
Consórcio Cachoeira	Cachoeira	CE	12.0	5.0	Sep/2015	Oct/2014	May/2049*
Consórcio Pitimbu	Pitimbu	CE	18.0	7.2	Sep/2015	Oct/2014	May/2049*
Consórcio São Caetano	São Caetano	CE	26.0	11.0	Sep/2015	Oct/2014	May/2049*
Consórcio São Caetano I	São Caetano I	CE	18.0	7.7	Sep/2015	Oct/2014	May/2049*
Consórcio São Galvão	São Galvão	CE	24.0	9.5	Sep/2015	Oct/2014	May/2049*
Consórcio Carnaúba I	Carnaúba I	RN	22.0	9.4	Sep/2015	Oct/2014	May/2049*
Consórcio Carnaúba II	Carnaúba II	RN	18.0	7.3	Sep/2015	Oct/2014	May/2049*
Consórcio Carnaúba III	Carnaúba III	RN	16.0	7.5	Sep/2015	Oct/2014	May/2049*
Consórcio Carnaúba V	Carnaúba V	RN	24.0	10.1	Sep/2015	Oct/2014	May/2049*
Consórcio Cervantes I	Cervantes I	RN	16.0	7.1	Sep/2015	Oct/2014	May/2049*
Consórcio Cervantes II	Cervantes II	RN	12.0	5.6	Sep/2015	Oct/2014	May/2049*

58

SPE	Unit	Location (State)	Installed Capacity (MW)	Energy Guarantee MW	Beginning of Operation	Beginning of Constuction	End of Concession
			Total
Consórcio Punaú I	Punaú I	RN	24.0	11.0	Sep/2015	Oct/2014	May/2049*
Consórcio Arara Azul	Arara Azul	RN	28.0	10.7	May/2018	Dec/2016	Aug/2049*
Consórcio Bentevi	Bentevi	RN	14.0	5.7	May/2018	Dec/2016	Aug/2049*
Consórcio Ouro Verde I	Ouro Verde I	RN	26.0	10.7	May/2018	Dec/2016	Aug/2049*
Consórcio Ouro Verde II	Ouro Verde II	RN	28.0	11.2	May/2018	Dec/2016	Aug/2049*
Consórcio Ouro Verde III	Ouro Verde III	RN	24.0	9.4	May/2018	Dec/2016	Aug/2049*
Consórcio Santa Rosa	Santa Rosa	CE	20.0	8.4	May/2018	Dec/2016	Aug/2049*
Consórcio Uirapuru	Uirapuru	CE	28.0	12.6	May/2018	Oct/2016	Aug/2049*
Consórcio Ventos do Angelim	Ventos de Angelim	CE	22.0	10.3	May/2018	Dec/2016	Aug/2049*
Consórcio Serra do Mel	Serra do Mel I	RN	28.0	13.0	May/2018	Jun/2017	Aug/2049*
Consórcio Serra do Mel	Serra do Mel II	RN	28.0	12.8	May/2018	Jun/2017	Aug/2049*
Consórcio Serra do Mel	Serra do Mel III	RN	28.0	12.5	May/2018	Jun/2017	Aug/2049*
Consórcio Casa dos Ventos I	Itaguaçu da Bahia	BA	30.0	14.0	May/2018	Mar/2017	Aug/2049*
Consórcio Casa dos Ventos I	Ventos de Santa Luiza	BA	30.0	14.2	May/2018	Mar/2017	Aug/2049*
Consórcio Casa dos Ventos I	Ventos de Santa Madalena	BA	30.0	14.7	May/2018	Mar/2017	Aug/2049*
Consórcio Casa dos Ventos I	Ventos de Santa Marcella	BA	30.0	13.6	May/2018	Mar/2017	Aug/2049*
Consórcio Casa dos Ventos I	Ventos de Santa Vera	BA	30.0	15.2	May/2018	Mar/2017	Aug/2049*
Consórcio Casa dos Ventos I	Ventos de Santo Antônio	BA	30.0	16.1	May/2018	Mar/2017	Aug/2049*
Consórcio Casa dos Ventos I	Ventos de São Bento	BA	30.0	14.4	May/2018	Mar/2017	Aug/2049*
Consórcio Casa dos Ventos I	Ventos de São Cirilo	BA	30.0	14.7	May/2018	Mar/2017	Aug/2049*
Consórcio Casa dos Ventos I	Ventos de São João	BA	30.0	15.0	May/2018	Mar/2017	Aug/2049*
Consórcio Casa dos Ventos I	Ventos de São Rafael	BA	30.0	13.8	May/2018	Mar/2017	Aug/2049*

* Estimated deadline based on the schedule of events planned in the annex of the Auction, considering that there has not been granted to the enterprises.

** In the ANEEL Board of Directors meeting, ocurred on 05/06/2014, it was defined that the commercial operation would begin on 02/01/2014

59

11.1.2.1  SPE

SPE	Plant	Investment (R$ million)		Physical Schedule done (%)	Participation (%)	Partners
		Total	Realized
Cia. Hidrelétrica Teles Pires	UHE Teles Pires	4,449.6	3,633.12	79.26	24.5	Eletrosul (24.5%) Neoenergia (50.10%) Odebrecht Part. Invest. (0.9%)
Madeira Energia S.A.	UHE Santo Antônio	17,203.00	15,826.7	84.76	39.0	Odebrecth Energia (18.6%) Cemig (10.0%) Andrade Gutierrez (12.4%) Fundo de Invest. e Participações Amazônia Energia (20.0%)
Consórcio Terra Nova S.A.	UHE São Manoel	2,474.0	-	0.0	33.33	EDP Energias do Brasil S.A (66.66%)
Central Geradora Eólica Famosa I S.A.	Famosa I	80.0	3.81	0.0	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	52.0	2.54	0.0	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Central Geradora Eólica Rosada S.A.	Rosada	105.0	4.76	0.0	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Central Geradora Eólica São Paulo S.A.	São Paulo	75.0	2.86	0.0	49.0	Empresa Brasileira de Desenvolvimento e Participações S.A. (35.70%) Comercial Mineira S.A (15.25%) Ventos Tecnologia Elétrica S.A. (0.05%)
Energia dos Ventos I	Goiabeira	62.0	0.33	0.0	49.0	Alupar (49%) Central Eólica Goiabeira (0.01%)
Energia dos Ventos II	Ubatuba	41.0	0.25	0.0	49.0	Alupar (49%) Central Eólica Ubatuba (0.01%)
Energia dos Ventos III	Santa Catarina	66.0	0.31	0.0	49.0	Alupar (49%) Central Eólica Santa Catarina (0.01%)
Energia dos Ventos IV	Pitombeira	100.0	0.40	0.0	49.0	Alupar (49%) Central Eólica Pitombeira (0.01%)
Energia dos Ventos V	São Januário	75.0	0.31	0.0	49.0	Alupar (49%) Central Eólica São Januário (0.01%)
Energia dos Ventos VI	Nossa Senhora de Fátima	100.0	0.36	0.0	49.0	Alupar (49%) Central Eólica Nossa Senhora de Fátima (0.01%)
Energia dos Ventos VII	Jandaia	100.0	0.39	0.0	49.0	Alupar (49%) Central Eólica Jandaia (0.01%)
Energia dos Ventos VIII	São Clemente	75.0	0.29	0.0	49.0	Alupar (49%) Central Eólica São Clemente (0.01%)
Energia dos Ventos IX	Jandaia I	75.0	0.32	0.0	49.0	Alupar (49%) Central Eólica Jandaia I (0.01%)
Energia dos Ventos X	Horizonte	58.0	0.28	0.0	49.0	Alupar (49%) Central Eólica Horizonte (0.01%)
Consórcio Bom Jesus	Bom Jesus	79.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica Bom Jesus Ltda. (0.01%)
Consórcio Cachoeira	Cachoeira	53.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica Cachoeira Ltda. (0.01%)
Consórcio Pitimbu	Pitimbu	79.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica Pitimbu Ltda. (0.01%)
Consórcio São Caetano	São Caetano	111.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica São Caetano Ltda. (0.01%)
Consórcio São Caetano I	São Caetano I	79.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica São Caetano I Ltda. (0.01%)

60

SPE	Plant	Investment (R$ million)		Physical Schedule done (%)	Participation (%)	Partners
		Total	Realized
Consórcio São Galvão	São Galvão	97.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Eólica São Galvão Ltda. (0.01%)
Consórcio Carnaúba I	Carnaúba I	91.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Carnaúba I Ltda. (0.01%)
Consórcio Carnaúba II	Carnaúba II	75.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Carnaúba II Ltda. (0.01%)
Consórcio Carnaúba III	Carnaúba III	67.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Carnaúba III Ltda. (0.01%)
Consórcio Carnaúba V	Carnaúba V	100.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Carnaúba V Ltda. (0.01%)
Consórcio Cervantes I	Cervantes I	67.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Cervantes I Ltda. (0.01%)
Consórcio Cervantes II	Cervantes II	50.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Cervantes II Ltda. (0.01%)
Consórcio Punaú I	Punaú I	100.0	-	0.0	49.00	Fundo de Investimento em Participações Caixa Milão (50.99%); Central Geradora Eólica Punaú I Ltda. (0.01%)
Consórcio Arara Azul	Arara Azul	98.0	-	0.0	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Arara Azul Ltda (0.01%)
Consórcio Bentevi	Bentevi	55.0	-	0.0	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Bentevi Ltda (0.01%)
Consórcio Ouro Verde I	Ouro Verde I	98.0	-	0.0	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Ouro Verde I Ltda (0.01%)
Consórcio Ouro Verde II	Ouro Verde II	106.0	-	0.0	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Ouro Verde II Ltda (0.01%)
Consórcio Ouro Verde III	Ouro Verde III	89.0	-	0.0	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Ouro Verde III Ltda (0.01%)
Consórcio Santa Rosa	Santa Rosa	79.0	-	0.0	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Santa Rosa Ltda (0.01%)
Consórcio Uirapuru	Uirapuru	107.0	-	0.0	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Central Eólica Uirapuru Ltda (0.01%)
Consórcio Ventos do Angelim	Ventos de Angelim	91.0	-	0.0	90.00	Eólica Tecnologia LTDA (7.0%); Ventos Tecnologia Elétrica LTDA (2.99%); Centrais Eólicas (0.01%)
Consórcio Serra do Mel	Serra do Mel I	113.0	-	0.0	90.00	Eólica Tecnologia LTDA (9.99%); Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Serra do Mel	Serra do Mel II	113.0	-	0.0	90.00	Eólica Tecnologia LTDA (9.99%); Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Serra do Mel	Serra do Mel III	113.0	-	0.0	90.00	Eólica Tecnologia LTDA (9.99%); Gestamp Eólica Brasil LTDA (0.01%)
Consórcio Casa dos Ventos I	Itaguaçu da Bahia	98.0	-	0.0	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santa Luiza	98.0	-	0.0	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)

61

SPE	Plant	Investment (R$ million)		Physical Schedule done (%)	Participation (%)	Partners
		Total	Realized
Consórcio Casa dos Ventos I	Ventos de Santa Madalena	98.0	-	0.0	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santa Marcella	98.0	-	0.0	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santa Vera	98.0	-	0.0	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de Santo Antônio	98.0	-	0.0	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São Bento	98.0	-	0.0	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São Cirilo	98.0	-	0.0	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São João	98.0	-	0.0	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)
Consórcio Casa dos Ventos I	Ventos de São Rafael	98.0	-	0.0	49.00	Salus Fundo de Investimento em Participações (49.0%); Casa dos Ventos Energias Renováveis S.A. (2.0%)

62

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From – to	Total of Investment (R$ million)	Realized Investment (R$ million)	Extension of lines (km)	Tension (kV)	Beginning of Operation	End of concession
LT Itapeti – Nordeste	166.00 Basis: Oct/05	214	29	345	Forecast 06.2014	Apr/2036
LT Bom Despacho 3 – Ouro Preto 2 *	120.1 Basis: Dec/08	127	180	500	Forecast 05.2014	Jan/2039
LT Mascarenhas – Linhares e SE Linhares **	67.20 Basis: Nov/09	26	99	230	Forecast 12.2014	Jul/2040
LT Xavantes – Pirineus	31.18 Basis: Sep/11	13	50	230	Forecast 09.2014	Dec/2041

*   Includes, besides of TL 500kV Bom Despacho 3 – Ouro Preto 2, the SE Bom Despacho 3 (Cemig) – C e Ouro Preto 2 (Cemig) – 3A.

** Includes besides TL 230 kV Mascarenhas – Linhares, the SE Mascarenhas (Escelsa) and Linhares (Escelsa).

11.2.1.2.Substations

SE	Total of Investment R$ million*	Realized Investment R$ million **	Transformation capacity	Location (State)	Beginning of Operation	End of concession
SE Zona Oeste 500 / 138 kV (Auction 002/2012. Part E)	43.38 Basis: Mar/12	30	Installation of 500/138 kV – (3+1R) x 300 MVA transformer plus respective connections to transformers	RJ	May/14	May/42

*  Total amount of Investment in the base of the business plan of the enterprise

**Realized Investment in current currency

63

11.2.2. SPE

11.2.2.1. Transmission lines

SPE	From – to	Participation (%)	Investment (R$ million)*	Invest. Realized (R$ milhões) **	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Transenergia Goiás S.A.	Serra da Mesa - Niquelândia	49	81,71 (Basis: dec/2011)	6.1	100	230	12/2015 08/2015	11/2039
	Niquelândia - Barro Alto				88	230
MGE Transmissão S.A.	Mesquita - Viana 2	49	279,65 (Basis: dec/2011)	335.4	248	500	06/2014	07/2040
	Viana 2 - Viana				10	345
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	49	266,040 (Basis: dec/2012)	16.2	296,5	500	12/2015	08/2043
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas	24.5	906,624 (Basis: dec/2012)	58.0	244	500	05/2016	05/2043
	Rio das Éguas - Luziânia				373
	Luziânia - Pirapora II				350
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	49.9	29,00 (Basis: Leilão 007/2013)	-	69	230	09/2016	02/2044
Mata de Santa Genebra Transmissora S.A.	Itatiba - Bateias	49.9	1.566,00 (Basis: Aneel)	-	399	500	09/2017	02/2044
	Araraquara II - Itatiba				207
	Araraquara II - Fernão Dias				241
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste	39.0	269,65 (Basis: jul/2013)	24.71	67	500	07/2016	10/2043
	Samambaia - Brasília Sul				14	345
	Brasília Sul - Brasília Geral				13,5	230

*   Total amount of Investmentin based on in the business plan of the enterprise

** Realized Investment amount in current currency

64

11.2.2.2.Substations

SPE	SS	Participation (%)	Investment (R$)	Transformation Capacity (MVA)	Location	Beginning of operation	End of Concession
Luziânia Niquelândia Transmissora S.A.	SE Luziânia e SE Niquelândia	49.0	39,3	255	Luziânia (GO) / Niquelândia (GO)	08/2015	05/2042
Mata de Santa Genebra Transmissora S.A.	SE Santa Bárbara D’Oeste 440 kV, Compensador Estático (-300,+300) Mvar SE Itatiba 500 kV, Compensador Estático (-300,+300) Mvar SE 500/440 kV Fernão Dias (9+1R)	49.9	1,566,000 (Basis: Aneel)	s/d	SP	02/2018	02/2044
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste	39.0	269,65	180	DF	07/2016	10/2043

65

12. Loans and financing – R$ Million

Local currency - LC

Creditor	Balance 03.31.14	Due	Index
Eletrobras	32	03/2018	9.5% py
Eletrobras	63	12/2018	7% py
Eletrobras	7	12/2015	7% py
Eletrobras	255	03/2023	IPCA + 7% py
Eletrobras	1	10/2014	6,5% py
Eletrobras	355	06/2030	IPCA + 7 % py
Eletrobras	216	12/2030	IPCA + 7 % py
Eletrobras	678	11/2029	IPCA + 7% py
Eletrobras	3	03/2017	6,5% py
Eletrobras	594	12/2021	IPCA + 7% py
Eletrobras	610	07/2022	IPCA + 7% py
Eletrobras	264	12/2022	IPCA + 7% py
Eletrobras	2	03/2020	6.5% py
Eletrobras - Eletronet	144	08/2020	Selic
BNDES	818	07/2026	TJLP + 1.91% py
BNDES	193	12/2025	TJLP + 3% py
BNDES	46	07/2026 e 05/2018	TJLP + 2.18% py and TJLP + 6% py
FINEP	68	11/2023	3.5% py
FINEP	95	11/2023	TJLP – 1.5% py
Caixa Econômica Federal	10	01/2022	8.7% py e TJLP + 4% py
Caixa Econômica Federal	217	07/2020	111% CDI
Caixa Econômica Federal	428	08/2020	111% CDI
Caixa Econômica Federal	91	10/2020	111% CDI
Caixa Econômica Federal	119	10/2020	111% CDI
Caixa Econômica Federal	1,040	05/2023	113.7% CDI
Banco do Brasil S.A.	211	02/2018	110% CDI
Banco do Brasil S.A.	775	10/2018	107.3% CDI
Banco do Brasil S.A.	405	12/2023	115% CDI
Basa	203	07/2017	102.89% CDI
Total	7,943

Foreign currency - FC

Creditor	Balance 03.31.14	Due	Currency
Eletrobras	38	04/2018	US$
Eletrobras	153	04/2018	Yen
BID	234	12/2031	US$
Total	425

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity
Generation	409	231	389	1,175	1,941	3,704	7,849
Transmission	85	72	80	81	62	139	519
By creditor
Eletrobras	281	230	314	345	333	1,906	3,409
Others	213	73	155	911	1,670	1,937	4,959
Total	494	303	469	1,256	2,003	3,843	8,368

66

13.1.2.SPE (R$)

Foz do Chapecó

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity
Generation	666,127,012. 47	611,875,629.55	559,801,107.89	-	-	-
Transmission	-	-	-	-	-	-
By creditor
BNDES	440,046,.744.47	404,233,663.09	369,830,798.15	-	-	-
TRANSFERERS	222,736,149. 67	204,569,882.71	187,159,679.93	-	-	-
SINCRONO	3,344,118.33	3,072,083.75	2,810,629.81	-	-	-
Total	666,127,012.47	611,875,629.55	559,801,107.89	-	-	-

Santo Antônio

Loans and financing	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	4,323,554,141.13	4,487,563,714.70	4,430,661,092.97	-	-	-
Transmission	-	-	-	-	-	-
By creditor
BNDES Direct	1,914,783,989.37	1,990,778,004.69	1,960,912,868.23	-	-	-
BNDES Transfer	1,979,636,588.11	2,056,975,435.51	2,028,021,793.01	-	-	-
Banco da Amazônia - FNO	244,057,489.55	243,841,300.69	234,470,943.78	-	-	-
2ª bonds emission	185,076,074.10	195,968,973.81	207,255,487.95	-	-	-
Total	4,323,554,141.13	4,487,563,714.70	4,430,661,092.97	-	-	-

Centro Oeste de Minas

Loans and financing	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	-	-	-	-	-	-
Transmission	9,889,962.50	8,737,733.90	7,585,505.30	-	-	-
By creditor
BNDES	9,889,962.50	8,737,733.90	7,585,505.30	-	-	-
Total	9,889,962.50	8,737,733.90	7,585,505.30	-	-	-

Serra do Facão

Loans and financing	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	237,058,447.79	218,157,748.57	199,257,049.34	-	-	-
Transmission	-	-	-	-	-	-
By creditor
BNDES	237,058,447.79	218,157,748.57	199,257,049.34	-	-	-
Total	237,058,447.79	218,157,748.57	199,257,049.34	-	-	-

67

Interligação Elétrica do Madeira

Loans and financing	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	-	-	-	-	-	-
Transmission	595,383,713.40	575,988,516.42	550,940,961.44	-	-	-
By creditor
Banco da Amazônia	72,310,482.46	75,897,475.29	77,192,570.55
BNDES	421,601,968.04	389,969,809.70	358,337,651.35	-	-	-
Regulated Market bond	101,471,262.90	110,121,231.43	115,410,739.54	-	-	-
Total	595,383,713.40	575,988,516.42	550,940,961.44	-	-	-

Goiás Transmissão

Loans and financing	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	-	-	-	-	-	-
Transmission	95,587,666.13	91,915,959.64	88,244,253.15	-	-	-
By creditor
Brasil - FCO	49,385,359.38	49,385,359.38	49,385,359.38	-	-	-
BNDES	46,202,306.75	42,530,600.26	38,858,893.77	-	-	-
Total	95,587,666.13	91,915,959.64	88,244,253.15	-	-	-

MGE Transmissão

Empréstimos e Financiamentos	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	-	-	-	-	-	-
Transmission	51,227,180.74	46,987,689.92	42,748,199.10	-	-	-
By creditor
BNDES	51,227,180.74	46,987,689.92	42,748,199.10	-	-	-
Total	51,227,180.74	46,987,689.92	42,748,199.10	-	-	-

Transenergia São Paulo

Empréstimos e Financiamentos	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	-	-	-	-	-	-
Transmission	16,630,150.68	15,204,709.20	13,779,267.71	-	-	-
By creditor
BNDES LP	16,630,150.68	15,204,709.20	13,779,267.71	-	-	-
Total	16,630,150.68	15,204,709.20	13,779,267.71	-	-	-

68

Transenergia Renovável

Empréstimos e Financiamentos	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	-	-	-	-	-	-
Transmission	68,164,073.83	62,439,852.25	56,715,630.65	-	-	-
By creditor
BNDES LP	68,164,073.83	62,439,852.25	56,715,630.65	-	-	-
Total	68,164,073.83	62,439,852.25	56,715,630.65	-	-	-

Brasventos Eolo Geradora de Energia

Empréstimos e Financiamentos	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	30,269,536.83	28,229,370.05	26,188,386.59	-	-	-
Transmission	-	-	-	-	-	-
By creditor
BNDES LP	30,269,536.83	28,229,370.05	26,188,386.59	-	-	-
Total	30,269,536.83	28,229,370.05	26,188,386.59	-	-	-

Brasventos Miassaba 3 Geradora de Energia

Empréstimos e Financiamentos	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	30,476,096.32	28,422,007.43	26,367,096.29	-	-	-
Transmission	-	-	-	-	-	-
By creditor
BNDES LP	30,476,096.32	28,422,007.43	26,367,096.29	-	-	-
Total	30,476,096.32	28,422,007.43	26,367,096.29	-	-	-

Rei dos Ventos 3 Geradora de Energia

Empréstimos e Financiamentos	2014	2015	2016	2017	2018	Após 2018
By activity
Generation	31.901.033,96	29.750.904,27	27.599.913,89	-	-	-
Transmission	-	-	-	-	-	-
By creditor
BNDES LP	31.901.033,96	29.750.904,27	27.599.913,89	-	-	-
Total	31.901.033,96	29.750.904,27	27.599.913,89	-	-	-

69

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other

Eletrobras companies)

1Q14
(A) own	3,512
(B) Art. 37 CF /1988	18
(C) Ceded	34
(D)Requested	18
(E) Amnestied Working in Furnas	10
Effective Headcount (A+B+D+E)-C	3,524

14.1.By tenure

Composition of employees by tenure (Years)	1Q14
Up to 5	745
6 to 10	1,307
11 to15	334
16 to 20	255
21 to 25	225
Up to 25	658
Total	3,524

14.2.By departments

Departmants	Number of employees
1Q14
Administrative	1,031
Operational	2,493
Total	3,524

14.3.By region

State	Number of employees
1Q14
Distrito Federal	165
Espírito Santo	56
Goiás	251
Minas Gerais	550
Mato Grosso	14
Paraná	158
Rio de Janeiro	1,876
Rondônia	5
São Paulo	442
Tocantins	7
Total	3,524

15.Complementary work force

Operational	1Q14
1,336

16.Turn-over

1Q14
0.0027

70

Balance Sheet

(R$ thousand)

Assets	03.31.14	12.31.13
Current Assets
Cash available	69,419	145,978
Fnancial Investments in open market	863,879	695,133
	933,298	841,111
Credits, amounts and goods
Clients	585,061	525,652
(-)Provision for credits of questionable liquidation	(237,470)	(227,110)
Receivables - Law 12.783/13	1,368,915	1,254,584
Taxes and contributions	119,418	95,587
Marketable securities	1,646,164	1,971,964
Advances to employees	33,433	16,404
Stored materials	108,336	90,426
Service in course	199,143	195,561
Collaterals and linked deposits	10,982	10,982
Financial assets – public service concession	74,695	74,448
Others	125,871	228,454
	4,967,846	5,078,063
Non-Current Assets
Long-term asset	13,287	14,334
Clients	1,141,505	1,455,151
Receivables - Law 12.783/13	2,198,240	2,110,186
Taxes and contributions	2,598	3,582
Marketable securities	10,432	10,432
Goods and rights for sale	592,155	666,567
Collaterals and linked deposits	2,827,832	2,645,459
Financial assets – public service concession	569,787	324,002
Others	13,287	14,334
	7,355,836	7,229,713
Investments
Equity Participation	3,553,010	3,188,637
Others	3,313	3,310
Fixed Asset
In Service	3,000,961	2,998,697
Acumulated Depreciation	(1,870,338)	(1,851,574)
	1,130,623	1,147,123
In Course	957,251	928,583
	2,087,874	2,075,706
Impairment	(380,445)	(382,170)
Obligations linked to concessions	(89,849)	(90,936)
	1,617,580	1,602,600
Intangible
In Service	64,292	64,291
Acumulated Amortization	(53,306)	(52,032)
	10,986	12,259
In Course	20,462	19,671
	31,448	31,930
	12,561,187	12,056,190
Total Assets	17,529,033	17,134,253

71

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Liabilities	03.31.14	12.31.13
Current Liabilities
Suppliers	408,602	444,526
Payroll	9,441	109,302
Taxes and social contribution	98,422	87,562
Loans and financing	120,719	58,218
Debt charges	13,745	1,974
Shareholders remuneration	34	34
Estimated obligations	106,201	102,167
Early Retirement Plan	40,618	166,189
Retirement benefit	61,402	121,025
Other operational provisions	109,722	109,722
Sector charges	154,216	155,935
Others	25,218	29,853
	1,148,340	1,386,507
Non-Current Liabilities
Taxes and social contribution	13,572	13,572
Fiscal debts	75,739	67,045
Loans and financing	1,114,769	791,819
Retirement benefits	566,602	489,283
Sectorial Charges	241,422	235,348
Early Retirement Plan	118,545	-
Provisions for contingencies	1,414,315	1,404,872
Provision for onerous contract	1,344,336	1,434,251
Concessions to pay	-	-
Advance for future Capital Increase	-	-
Others	5,682	5,641
	4,894,982	4,441,831
Stockholders’ Equity
Social Capital	9,753,953	9,753,953
Capital reserves	4,916,199	4,916,199
Profit Reserves	-	-
Other comprehensive income	(724,444)	(705,357)
Additional dividends proposed	-	-
Accrued losses	(2,459,997)	(2,658,880)
	11,485,711	11,305,915
Total Liabilities and Stockholders’ Equity	17,529,033	17,134,253

72

Statement of Income by activity

(R$ thousand)

	03.31.14			03.31.13
	Generation	Transmission	Total	Generation	Transmission	Total
Operating Revenue
Energy Supply	203,295	-	203,295	207,519	-	207,519
Plant supply and operation and maintanence	337,283	-	337,283	404,770	-	404,770
Transmission System operation and maintanence	-	171,634	171,634	-	160,578	160,578
Short term electric energy (CCEE)	85,390	-	85,390	405,585	-	405,585
Construction Revenue – Generation/Transmission	9,631	234,709	244,340	-	121,526	121,526
Financial Revenue	-	7,420	7,420	-	16,711	16,711
Other Operating Revenue	1,136	2,558	3,694	996	2,508	3,504
	636,735	416,321	1,053,056	1,018,870	301,323	1,320,193
Deductions to Operating Revenue
Global Reserve Reversal – RGR	(6,024)	(1,252)	(7,276)	(15,243)	(1,563)	(16,806)
ICMS over electric energy	(25,848)	-	(25,848)	(25,941)	-	(25,941)
ISS (tax over service)	(56)	(128)	(184)	(49)	(125)	(174)
Research and Development	(5,057)	(1,520)	(6,577)	(8,800)	(1,471)	(10,271)
Fuel Comsumption Account - CCC	-	-	-	-	(5,187)	(5,187)
Energetic Development Account	-	(1,306)	(1,306)	-	(2,523)	(2,523)
Royalties for hydric resources use	(34,976)	-	(34,976)	(17,521)	-	(17,521)
Proinfa	-	(13,200)	(13,200)	-	(12,729)	(12,729)
Pis/Pasep	(9,292)	(2,582)	(11,874)	(12,673)	(2,344)	(15,017)
Cofins	(42,806)	(11,889)	(54,695)	(58,399)	(10,794)	(69,193)
	(124,059)	(31,877)	(155,936)	(138,626)	(36,736)	(175,362)
Net Operating Revenue	512,676	384,444	897,120	880,244	264,587	1,144,831

Cost with electric energy
Electric energy purchased for resale	(77,884)	-	(77,884)	(132,361)	-	(132,361)
Charges on the use of electric grid	(186,967)	-	(186,967)	(209,043)	-	(209,043)
Cost of operation
Personnel	(19,596)	(45,256)	(64,852)	(21,462)	(54,179)	(75,641)
Material	(1,163)	(894)	(2,057)	(227)	(1,356)	(1,583)
Fuel for production of electric energy	(92,830)	-	(92,830)	(364,094)	-	(364,094)
Third party services	(5,397)	(11,361)	(16,758)	(4,089)	(9,814)	(13,903)
Financial compensation for the use of hydro resources	(3,016)	-	(3,016)	(9,774)	-	(9,774)
Depreciation and amortization	(9,218)	-	(9,218)	(9,497)	-	(9,497)
Inspection fee	(1,472)	(1,420)	(2,892)	(3,018)	(2,242)	(5,260)
Provision (reversion) onerous contracts	100,456	(10,541)	89,915	22,281	7,662	29,943
Others	5,309	(663)	4,646	40,290	(890)	39,400
	(291,778)	(70,135)	(361,913)	(690,994)	(60,819)	(751,813)
Cost of service rendered to third parties	-	(322)	(322)	-	(429)	(429)
Construction costs	(9,631)	(234,709)	(244,340)	-	(121,526)	(121,526)
Gross operating income	211,267	79,278	290,545	189,250	81,813	271,063
Operating expenses
Sales expenses
Provision for credits of questionable liquidation	(8,782)	(1,578)	(10,360)	(6,839)	(1,330)	(8,169)
Losses - Consumes/Concessionaries	(6,724)	-	(6,724)	4,751	-	4,751
Others	(12)	(28)	(40)	(11)	(30)	(41)
General and administrative expenses
Personnel	(35,245)	(91,905)	(127,150)	(31,415)	(92,677)	(124,092)
Material	(808)	(1,836)	(2,644)	(862)	(2,387)	(3,249)
Third party services	(8,917)	(11,552)	(20,469)	(9,301)	(13,607)	(22,908)
Depreciation and amortization	(12,662)	(3,919)	(16,581)	(11,034)	(4,631)	(15,665)
Provisions for contingencies	(6,524)	(16,156)	(22,680)	(9,842)	(25,408)	(35,250)
Impairment	1,725	(13,147)	(11,422)	5,107	-	5,107
Provision for investment loss	(9,628)	(34,027)	(43,655)	-	(33,391)	(33,391)
Others	(4,658)	(7,118)	(11,776)	(23,659)	(26,961)	(50,620)
	(92,235)	(181,266)	(273,501)	(83,105)	(200,422)	(283,527)
Service result	119,032	(101,988)	17,044	106,145	(118,609)	(12,464)
Equity income result
Gains in equity	5,130	29,169	34,299	-	22,681	22,681
Losses in equity	(33,642)	(3,168)	(36,810)	(4,292)	(2,395)	(6,687)

73

Statement of Income by activity

(R$ thousand)

	03.31.14			03.31.13
	Generation	Transmission	Total	Generation	Transmission	Total
	(28,512)	26,001	(2,511)	(4,292)	20,286	15,994
Financial Revenue (Expense)
Income from financial applications	34,540	24,822	59,362	(16,631)	(5,054)	(21,685)
Monetary variation and arrears –energy sold	16,243	2,551	18,794	4,269	2,123	6,392
Other monetary variation – asset	12	27	39	72	182	254
Update receivables – Law 12.783/13	59,341	16,932	76,273	92,226	45,746	137,972
VNR Update	-	-	-	17,837	43,402	61,239
Other financial revenues	5,639	9,645	15,284	3,922	7,763	11,685
PIS/Pasep/Cofins	(1)	-	(1)	-	-	-
	115,774	53,977	169,751	101,695	94,162	195,857
Debt charges	(8,057)	(24,725)	(32,782)	334	(6,842)	(6,508)
Monetary variation on loans and financing	-	(216)	(216)	-	(234)	(234)
Other monetary variations – liability	(8)	(18)	(26)	(10)	(27)	(37)
Other financial expenses	(3,115)	(1,442)	(4,557)	(3,079)	(1,195)	(4,274)
	(11,180)	(26,401)	(37,581)	(2,755)	(8,298)	(11,053)
	104,594	27,576	132,170	98,940	85,864	184,804
Operating result	195,114	(48,411)	146,703	200,793	(12,459)	188,334
Soial contribution current	(622)	(4,073)	(4,695)	(19,103)	10,098	(9,005)
Social contribution deferred	(7,840)	(2,244)	(10,084)	(1,618)	(1,370)	(2,988)
Income tax current	(1,122)	(11,055)	(12,177)	(55,382)	21,293	(34,089)
Income tax deferred	75,155	3,981	79,136	(7,924)	6,326	(1,598)
Net income for the period	260,685	(61,802)	198,883	116,766	23,888	140,654
Basic income per share (R$)	4.66	(1.11)	3.56	2.09	0.43	2.52

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Cash Flow

(R$ thousand)

	03.31.14	03.31.13
Operating Activities
Profit/Loss before income tax and social contribution	146,703	188,334
Expenses (revenues) not affecting cash
Depreciation and amortization	25,799	25,162
Net monetary and currency variations	(49,074)	341
Shareholders equity	2,511	(15,994)
Provision for contingencies	22,680	35,250
Provision for credits of questionable liquidation	10,360	8,169
Provision for loss on investments	43,658	-
Post-retirement benefits	2,612	27,553
Legal deposits adjustment	(10,212)	(4,847)
Adjustment of rural debt bonds	(57)	(35)
Financial income	(7,420)	(60,113)
Financial charges	32,782	6,508
Dividends adjustment	-	-
Early Retirement Program	(7,021)	-
Adjustment debt balance – Taxes and social contribution	-	(2,973)
Provision for onerous contracts – Camaçari and Itaparica	(89,915)	(29,943)
Impairment	11,422	(5,107)
Receivable update – 12,783 law	(29,430)	(155,809)
Others	(2,219)	-
	103,179	16,496
Financial charges paid to shareholders and related parties	(991)	(2,009)
Financial charges paid to financial institutions and other parties	(11,210)	(1,968)
Payment of pension fund	(11,636)	(15,650)
Legal deposits	(5,752)	(1,702)
Assets and Liabilities Variations
Customers	(58,362)	(7,097)
Stored materials	(17,910)	(9,885)
Taxes	(31,917)	17,382
Advances to employees	(17,029)	(27,930)
Legal linked deposits	90,376	(118,767)
Services in course	(3,582)	(3,945)
Suppliers	(35,924)	115,897
Payroll	(99,861)	(4,886)
Estimated obligations	4,034	(2,754)
Sectorial charges	5,103	(9,832)
Provision for contingencies	(13,237)	(13,529)
Fachesf Saúde Mais	(34,615)	-
Other operating assets and liabilities	(14,586)	1,001
	(257,099)	(85,674)
Total of operating activities	(153,920)	(69,178)
Investment Activities
Receivables – Law 12.783/13	275,588	3,943,815
Application in property. unit and equipment	(41,512)	(116,126)
Application in intangible	(791)	(1,084)
Transmission financial assets	(222,373)	(101,036)
Permanent equity participation	(359,178)	(186,398)
Dividends received	676	5,948
Marketable securities	326,784	(2,730,128)
Property. unit and equipment anda Intangible asset discharges	7,110	524
Advance for future capital increase in controlled company	(126,855)	(109,452)
Consortium Advance	1,211	-
	(139,340)	706,063
Financing Activities
Loans and financing obtained	400,000	-
Payments of loans and financing	(14,553)	(35,928)
	385,447	(35,928)
Total of cash effects	92,187	600,957
Cash and cash equivalent – beginning of period	841,111	94,745
Cash and cash equivalent – end of period	933,298	695,702
Cash variation	92,187	600,957

75

Analysis of the results

The Company recorded a net profit of R$ 198.9 million in the 1Q14 against a net loss of R$ 197.1 million recorded in 4Q13.

The main changes in revenues and costs/expenses are shown below.

Operating Revenue

Generation:

The Company had, in 1Q14, revenue from generation 0.8% lower than the value recorded in 4Q13, from R$ 642.0 million to R$ 636.7 million, primarily due to the following factors:

»     Electricity supply directly from industries decreased by 5.7% from R$ 209.0 million in 4Q13 to R$ 203.3 million in 1Q14;

»     The operating and maintenance of power plants and electricity supply decreased by 15.9 % from R$ 401.0 million in 4Q13 to R$ 337.3 million in 1Q14 resulting contracts of auctions conducted in the Free Market - ACL and adjustments over the existing contracts;

»     Under the Energy Commercialization Chamber - CCEE, in short-term market increased by 967.5% from R$ 8.0 million in 4Q13 to R$ 85.4 million in 1Q14 , due to the increase in the order by the National Electric System Operator - ONS of Camacari Power Plant;

»     The Construction revenue decreased by 59.0% from R$ 23.4 million in 4Q13 to R$ 9.6 million in 1Q14 due to investments made in the extended power plants.

Transmission:

The Company had, in 1Q14, revenue from transmission 12.4% lower than the 4Q13, from R$ 475.1 million to R$ 416.3 million, primarily due to the following factors:

»     The revenue from transmission - operating and maintenance increased by 5.5%, from R$ 162.7 million in 4Q13 to R$ 171.6 million in 1Q14, depending on the start-up of new transmission ventures;

»     The Construction revenue decreased by 21.9% from R$ 300.4 million in 4Q13 to R$ 234.7 million in 1Q14, depending on the construction progress of the transmission system;

»     The financial revenue decreased by 28.8%, from R$ 10.4 million in 4Q13 to R$ 7.4 million in 1Q14, due to the adjustment of the financial asset transmission;

»     The other items, on average, showed no significant changes or impact.

Cost Of Service Of Electricity

The main determinants of the evolution of costs in the period were:

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Generation:

»     The Personnel expenses decreased by 11.7% from R$ 22.2 million in 4Q13 to R$ 19.6 million in 1Q14 from the Collective bargain ACT 2013/2015 , increases in post-employment benefits and reduction due to the Retirement Program shutdowns;

»     The Material expenses remained at the same level of R$ 1.2 million in both quarters;

»     The Electricity purchased for energy production increased by 931.1% from R$ 9.0 million in 4Q13 to R$ 92.8 million in 1Q14 due to the operation of the Camaçari Power Plant;

»     The Third-party services decreased by 16.9 % from R$ 6.5 million in 4Q13 to R$ 5.4 million in 1Q14;

»     The balance compensation for the use of water resources remained at the same level of R$ 3.0 million in both quarters presented;

»     The Provision (reversal) onerous contract presented a decrease of 78.2% from R$ 461.8 million in 4Q13 to R$ 100.5 million in 1Q14 due to the new studies conducted by the Company;

»     The Construction costs decreased by 59.0 % from R$ 23.4 million in 4Q13 to R$ 9.6 million in 1Q14 due to investments made in the extended power plants;

»     The cost of electricity purchased for resale decreased by 66.4% from R$ 232 million in 4Q13 to R$ 77.9 million in 1Q14 arising from the need to comply with agreements signed before the Law 12.783/2013.

Transmission:

»     The Personnel expenses decreased by 11.1% from R$ 51.3 million in 4Q13 to R$ 45.6 in 1Q14, due to increases in post-employment benefits arising from the Early Retirement Program.

»     The Materials decreased by 50.0%, from R$ 1.8 million in 4Q13 to R$ 0.9 million in 1Q14, due to the reduction of material consumption in the this period;

»     The third-party services decreased by 33.5%, from R$ 17.0 million in 4Q13 to R$ 11.3 million in 1Q14;

»     The provision for onerous contracts showed the amount of R$ 10.5 million in 1Q14, without comparison in 4Q13;

»     The Construction costs decreased by 21.9% from R$ 300.4 million in 4Q13 to R$ 234.7 million in 1Q14 due to the progress of construction of the transmission system.

The other items, on average, showed no significant variations.

Operating Revenue (Expenses)

Generation:

The general and administrative expenses increased 27.5% or R$ 19.9 million, from R$ 72.3 million in 4Q13 to R$ 92.2 million in 1Q14, mainly due to variation in the personnel expenses [+11.4% (R$ 3.6 million)]; the variation in material expenses [-52.9% (R$ 0.9 million)] from the reduction of material consumption in the analyzed period; to third-party services expenses [-31.0% (R$ 4.0 million)], from the restructuring of the Company's expenses; Provision (reversal) for contingencies [-109.0% (R$ 78.9 million)], mainly due to the reversal for provision in 4Q13.

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Transmission:

The General and administrative expenses decreased by 80.8%  or R$ 764.0 million  from R$ 945.3 million in 4Q13 to R$ 181.3 million in 1Q14, mainly due to variation in the personnel expenses [2.3% (R$ 2.1 million)]; the variation in material expenses [-56.1% (R$ 2.3 million)], from the reduction of material consumption in the analyzed period; to third-party services [-34.5% ( R$ 6.1 million)], from the restructuring of the Company's expenses; Provision for contingencies (reversal) [-51.2% (R$ 17.0 million)], mainly due to a lower number of new lawsuits in the current period compared to the previous period; and provisions for losses on transmission investments [ -32.9% ( R$ 16.7 million)]; other operating provisions recorded the amount of R$ 66.5 million in 4Q13 without comparison in 1Q14; Provision for impairment [ -97.9% ( R$ 625.1 million)].

Financial Results

Generation:

The Financial revenues increased 15.0%, from R$ 100.7 million in 4Q13 to R$ 115.8 million in 1Q14, mainly due to results from investments, receivables adjustments and registration of other financial revenues.

The Financial expenses increased by 62.32%, from R$ 6.9 million in 4Q13 to R$ 11.2 million in 1Q14, due to the recording of the debt burden.

Transmission:

The Financial revenues increased 16.1%, from R$ 46.5 million in 4Q13, to an income of R$ 54.0 million, 1Q14, mainly due to income from investments, receivables adjustments and due to other financial income.

The Financial expenses increased 53.5%, from R$ 17.2 million in 4Q13 to R$ 26.4 million in 1Q14 due to the increased debt burden.

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Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q14
Funil	30.00	13.95	11,239.38
Pedra	20.00	3.74	1,433.04
Araras	4.00	-	-
Curemas	3.52	1.00	83.30
Paulo Afonso Complex. Piloto and Apolônio Sales (Moxotó)	4.281,60	2,225.00	2,453,958.72
Sobradinho	1,050.30	531.00	582,647.89
Luiz Gonzaga (Itaparica)	1,479.60	959.00	1,062,845.43
Boa Esperança (Castelo Branco)	237.00	143.00	333,799.22
Xingó	3,162.00	2,139.00	2,710,531.52
Camaçari	346.80	229.80	126,992.22

 (*) The installed capacity of UHE Camaçari is 346.80 MW when operating with Natural Gas, which has a higher efficiency. When use diesel installed capacity is approximately 333.80 MW.

Unit	Location (State)	Beginning of Operation	End of concession
Funil	BA	Mar/62	Dec/42
Pedra	BA	Apr/78	Dec/42
Araras	CE	Feb/67	Jul/15
Piloto	BA	Jan/55	Jul/2015
Curemas	PB	Jun/57	Nov/24
Paulo Afonso Complex.and Apolônio Sales (Moxotó)	BA	Jan/55	Dec/42
Sobradinho	BA	Apr/79	Feb/22
Luiz Gonzaga (Itaparica)	PE	Feb/88	Dec/42
Boa Esperança (Castelo Branco)	PI	Jan/70	Dec/42
Xingó	SE	Apr/94	Dec/42
Camaçari	BA	Feb/79	Aug/27

1.2.SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q14
Energetica Águas da Pedra S.A.	UHE Dardanelos	261.00	159.60	544,.046.35
ESBR Participações S.A.	UHE Jirau	3.750.00	2.184.60	285,900.00
Pedra Branca S.A.	Pedra Branca	30.00	12.20	26,500.75
São Pedro do Lago S.A.	São Pedro do Lago	30.00	13.20	22,615.16
Sete Gameleiras S.A.	Sete Gameleiras	30.00	12.50	25,566.99

Unit	Participacion %	Local (State)	Beginning of operation	End of operation
Dardanelos	24.5	MT	Aug/11	Jul/42
Jirau (*)	20.0	RO	Sep/13	Aug/43
Pedra Branca	49.0	BA	Jan/13	Feb/46
São Pedro do Lago	49.0	BA	Jan/13	Feb/46
Sete Gameleiras	49.0	BA	Jan/13	Feb/46

(*) The first turbine went into operation in September 2013 with 75 MW of installed capacity. In the first quarter of 2014 came into operation five, totaling six (6) machines.

79

2.Electric energy purchased for resale

2.1. Own assets

Supplier	Unit	1Q14
Eletrobras Sistem	MWh	108,050
	R$ million	17,29
Others	MWh	393,719
	R$ million	54,10

2.2.SPE

ESBR Participações S.A.

Supplier	Unit	1Q14
Eletrobras Sistem	MWh
	R$ million
Others	MWh	70,100
	R$ million	96,0

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law (not from quotas)

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A	-	-
	B	-	-
Others	A	-	-
	B	219.9	2,392,313
Total	A	-	-
	B	219.9	2,392,313

A – Regulated environment – not from quotas

B - Through free market agreements or bilateral contracts

3.1.2. Energy sold by enterprises affected by 12,783 law (O&M)

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A	24.8	938,919
	B	-	-
Others	A	295.9	10,688,510
	B	-	-
Total	A	320.7	11,627,429
	B	-	-

A – Regulated environment – not from quotas

B - Through free market agreements or bilateral contracts

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3.2.SPE

Energética Águas da Pedra S.A.

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A
B
Others	A
	B	52,7	327,333
Total	A
	B	52,7	327,333

ESBR Participações S.A.

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A	3.1	32,900
	B	1.6	9,500
Others	A	28.2	299,400
	B	2.4	14,200
Total	A	31.3	332,300
	B	4.0	23,700

Pedra Branca S.A.

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A	2,4	15,078
	B	-	-
Others	A	1,9	11,639
	B	-	-
Total	A	4,3	26,717
	B	-	-

São Pedro do Lago S.A.

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A	2.6	16,314
	B	-	-
Others	A	2.0	12,593
	B	-	-
Total	A	4.6	28,907
	B	-	-

Sete Gameleiras S.A.

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A	2.5	15,448
	B	-	-
Others	A	1.9	11,926
	B	-	-
Total	A	4.4	27,374
	B	-	-

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4.Settlement CCEE (Spot e MRE)

	Unit	1Q14
Sale	R$ million	85.39
	MWh	29,256.43
	MWaverage	43.46
Purchase	R$ million	6.49
	MWh	27,777.29
	MWaverage	37.34
Net	R$ million	78.90
	MWh	1,479.14
	MWaverage	6.12

5.Fuel used to produce electricity

Type	Unit	1Q14
		Amount	R$ Million
Diesel Oil	Litre	25,494,000	58,1
Gas	m3	18,416,991	34,7
Total:		43,910,991	92,8

6.Losses in generation - %

1Q14
2.76

7.Average price – R$/MWh

7.1.Own assets – enterprises not affected by 12,783 law

1Q14
91.92

7.1.1.Own assets – enterprises renewed in terms of the 12,783 law

1Q14
27.58

7.2.SPE

1Q14
Energética Águas da Pedra S.A.	160.99
ESBR Participações S.A.	99.31
Pedra Branca S.A.	160 .86
São Pedro do Lago S.A.	160.86
Sete Gameleiras S.A.	160.86

82

etter

8.Extension of transmission - Km

8.1.Own assets

8.1.1.Transmission lines

8.1.1.1. Transmission Lines – enterprises not affected by 12,783 law

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Ibicoara-Brumado, C1	94.5	230	Mar/12	Jun/37
Milagres-Coremas, C2	119.8	230	Jun/09	Feb/35
Milagres-Tauá, C1	208.1	230	Dec/07	Feb/35
Paulo Afonso III- Zebu II, C1	5.4	230	Aug/12	Aug/39
Paulo Afonso III- Zebu II, C2	5.4	230	Aug/12	Aug/39
Paraiso-Açu II, C2	132.8	230	Sep/10	Jun/37
Picos-Tauá II, C1	183.2	230	Feb/13	Jun/37
Pirapama II-Suape II, C1	20.9	230	Dec/12	Jun/37
Pirapama II-Suape II, C2	20.9	230	Dec/12	Jun/37
Suape III-Suape II, C1	3.6	230	Dec/12	Jan/39
Suape III-Suape II, C2	3.6	230	Dec/12	Jan/39
Extremoz II-João Câmara, C1	83.9	230	Feb/14	Nov/40
Jardim/Penedo, C1	110.0	230	Mar/14	Mar/38
Sub-Total - 230 Kv	992.1
Total	992.1

8.1.1.2. Transmission Lines – enterprises renewed in terms of the law 12.783 – (O&M)

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Angelim II-Recife II, C1	169.1	500	Aug/77	Dec/42
Angelim II-Recife II, C2	170.7	500	Mar/80	Dec/42
Jardim-Camaçari IV, C1	249.6	500	May/00	Dec/42
Camaçari II-Camaçari IV, C1	0.3	500	Nov/12	Dec/42
L. Gonzaga-Angelim II, C1	248.4	500	Feb/77	Dec/42
L. Gonzaga-Milagres, C1	230.8	500	Feb/02	Dec/42
L. Gonzaga-Olindina, C1	248.6	500	May/76	Dec/42
Luiz Gonzaga-Sobradinho, C1	290.6	500	Oct/79	Dec/42
Messias-Suape II, C1	176.6	500	Dec/98	Dec/42
Suape II-Recife II, C1	45.4	500	Dec/98	Dec/42
Milagres-Quixada, C1	268.0	500	Sep/03	Dec/42
Olindina-Camacari II, C1	147.2	500	Oct/76	Dec/42
Olindina-Camacari II, C2	146.9	500	Sep/78	Dec/42
P.Afonso IV-Angelim II, C2	221.5	500	Jul/79	Dec/42
P.Afonso IV-Olindina, C2	212.8	500	Jun/78	Dec/42
P.Afonso IV-L. Gonzaga, C1	37.4	500	Oct/79	Dec/42
P.Afonso IV-Xingo, C1	53.8	500	Feb/93	Dec/42
Pres.Dutra II-Teresina II, C1	207.9	500	May/00	Dec/42
Pres.Dutra II-Teresina II, C2	207.7	500	Apr/03	Dec/42
Quixada-FortalezaII, C1	136.5	500	Sep/03	Dec/42
Sobral III-Pecem II, C1	176.6	500	May/00	Dec/42
Pecem II-Fortaleza II, C1	73.1	500	May/00	Dec/42
S.J.Piaui-B.Esperanca, C1	233.5	500	Dec/80	Dec/42
Sobradinho-S.J.Piaui, C1	211.0	500	Oct/80	Dec/42
Sobradinho-Luiz Gonzaga, C2	316.0	500	Jun/88	Dec/42
Teresina II-Sobral III, C1	334.2	500	May/00	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C1	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C2	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C3	0.6	500	May/79	Dec/42
Usina IV-P.Afonso IV, C1	0.6	500	Dec/79	Dec/42
Usina IV-P.Afonso IV, C2	0.6	500	May/80	Dec/42

83

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Usina IV-P.Afonso IV, C3	0.6	500	Oct/80	Dec/42
Usina IV-P.Afonso IV, C4	0.6	500	Jul/81	Dec/42
Usina IV-P.Afonso IV, C5	0.6	500	Dec/81	Dec/42
Usina IV-P.Afonso IV, C6	0.6	500	May/83	Dec/42
Usina Xingo – Xingo, C1	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C2	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C3	0.9	500	Oct/95	Dec/42
Usina.Xingo.- Xingo, C4	0.9	500	Oct/95	Dec/42
Usina Xingo – Xingo, C5	0.8	500	Mar/94	Dec/42
Usina Xingo – Xingo, C6	0.8	500	Nov/94	Dec/42
Xingo-Jardim, C1	159.8	500	May/00	Dec/42
Xingo-Messias, C1	219.0	500	Feb/93	Dec/42
Sub-Total - 500 Kv	5,203.6
Angelim-Messias, C1	78.9	230	Apr/77	Dec/42
Angelim-Messias, C2	78.5	230	Oct/76	Dec/42
Angelim-Messias, C3	79.1	230	Aug/86	Dec/42
Angelim-Ribeirão, C1	115.7	230	Jan/53	Dec/42
Angelim-Recife II, C2	171.7	230	Jan/67	Dec/42
Angelim-Recife II, C3	171.7	230	Jan/61	Dec/42
Angelim-Tacaimbó, C1	63.9	230	Mar/63	Dec/42
Angelim-Tacaimbó, C2	64.1	230	Mar/73	Dec/42
Angelim-Tacaimbó, C3	65.7	230	Jun/98	Dec/42
Arapiraca III–Rio Largo II, C1	124.7	230	Jan/98	Dec/42
Arapiraca III–Penedo, C1	89.6	230	Jan/98	Dec/42
Boa Esperança-Teresina, C1	198.0	230	Mar/70	Dec/42
Boa Esperança-Teresina, C2	198.0	230	Dec/81	Dec/42
Bongi-Açonorte, C1	6.0	230	Aug/76	Dec/42
B.Jesus da Lapa-Barreiras, C1	233.5	230	Dec/90	Dec/42
Banabuiu-Fortaleza, C1	177.2	230	Oct/65	Dec/42
Banabuiu-Fortaleza, C2	176.0	230	Jul/78	Dec/42
Aquiraz II-Banabuiu, C1	181.8	230	Aug/78	Dec/42
Aquiraz II-Fortaleza, C1	30.1	230	Aug/78	Dec/42
Banabuiu-Mossoro II, C1	177.2	230	Jul/03	Dec/42
Banabuiu-Russas II, C1	110.4	230	May/71	Dec/42
Bom Nome-Milagres, C1	83.7	230	Sep/61	Dec/42
Bom Nome-Milagres, C2	84.1	230	Dec/74	Dec/42
Bom Nome-Milagres, C3	83.9	230	Sep/79	Dec/42
Cauipe-Sobral, C1	177.4	230	Nov/73	Dec/42
Cicero Dantas-Catu, C1	200.7	230	Mar/68	Dec/42
Cicero Dantas-Catu, C2	201.3	230	Apr/72	Dec/42
Campina Grande-Coteminas, C1	2.5	230	Oct/99	Dec/42
Campina Grande-Goianinha, C1	99.3	230	Feb/70	Dec/42
Campina Grande II-Natal III, C1	-	230	Oct/02	Dec/42
C. Grande II – Extremoz II C1	192.8	230	Feb/14	Dec/42
Campina Grande II-Natal III, C2	176.5	230	Oct/02	Dec/42
Natal III-Natal II, C1	11.6	230	Oct/99	Dec/42
Natal III-Natal II, C2	11.6	230	Oct/02	Dec/42
Campina Grande II-Paraiso, C1	118.1	230	May/79	Dec/42
Campina Grande II-Paraiso, C2	119.0	230	Apr/79	Dec/42
Camaçari-Caraíba Metais, C1	3.2	230	Feb/82	Dec/42
Camaçari-Cqr, C1	7.2	230	May/92	Dec/42
Camaçari-Cotegipe, C1	22.9	230	Jun/70	Dec/42
Camaçari-Cotegipe, C2	23.5	230	Oct/76	Dec/42
Camaçari-Gov.Mangabeira, C1	83.7	230	Sep/82	Dec/42
Camaçari-Gov.Mangabeira, C2	83.7	230	Sep/82	Dec/42
Camaçari-Jacaracanga, C1	19.2	230	Jul/77	Dec/42
Camaçari-Jacaracanga, C2	19.2	230	Mar/77	Dec/42
Camaçari-Matatu, C1	47.0	230	Aug/53	Dec/42
Camaçari-Pituaçu, C1	39.2	230	Oct/84	Dec/42
Camaçari-Pituaçu, C2	39.2	230	Jan/02	Dec/42
Cotegipe-Jacaracanga, C1	15.2	230	Dec/71	Dec/42
Cotegipe-Matatu, C1	30.0	230	May/77	Dec/42

84

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Catu-Camaçari, C1	25.0	230	Jun/70	Dec/42
Catu-Camaçari, C2	25.0	230	Aug/53	Dec/42
Catu-Gov.Mangabeira, C1	77.2	230	Aug/67	Dec/42
Catu-Itabaianinha, C1	143.9	230	Aug/53	Dec/42
Funil-Itapebi, C1	198.1	230	Jul/90	Dec/42
Funil-Itapebi, C2	198.1	230	Jul/90	Dec/42
Fortaleza-Cauipe, C1	58.2	230	Nov/73	Dec/42
Fortaleza II-Delmiro Gouveia, C1	7.1	230	Jun/89	Dec/42
Fortaleza II-Delmiro Gouveia, C2	7.1	230	Jun/89	Dec/42
Fortaleza-Fortaleza II, C1	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C2	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C3	0.3	230	Oct/05	Dec/42
Fortaleza II-Cauipe, C1	58.0	230	Nov/03	Dec/42
Fortaleza II-Cauipe, C2	58.0	230	Nov/03	Dec/42
Fortaleza II-Pici, C1	27.5	230	May/09	Dec/42
Fortaleza II-Pici, C2	27.5	230	May/09	Dec/42
Goianinha-Santa Rita II, C1	59.0	230	Oct/77	Dec/42
Santa Rita II-Mussuré II, C1	17.0	230	Oct/77	Dec/42
Goianinha-Mussure, C2	50.6	230	Oct/77	Dec/42
Gov.Mangabeira-Sapeaçu, C1	23.5	230	Dec/68	Dec/42
Gov.Mangabeira-Sapeaçu, C2	22.5	230	Feb/84	Dec/42
Gov.Mangabeira-Sapeaçu, C3	22.6	230	Feb/84	Dec/42
Icó-Banabuiú, C1	124.7	230	Dec/77	Dec/42
Itapebi-Eunápolis, C1	47.0	230	Jul/90	Dec/42
Itapebi-Eunápolis, C2	47.0	230	Jul/90	Dec/42
Irecê-Brotas de Macaúba, C1	135.4	230	Sep/81	Dec/42
Brotas de Macaúba-B.J Lapa, C1	204.6	230	Sep/81	Dec/42
Itabaianinha-Itabaiana, C1	76.8	230	Aug/53	Dec/42
Itabaiana-Jardim, C1	44.0	230	Aug/79	Dec/42
Itabaiana-Jardim, C2	44.0	230	Aug/79	Dec/42
Jacaracanga-Alunordeste, C1	1.8	230	May/83	Dec/42
Jacaracanga-Dow, C1	7.9	230	Jul/77	Dec/42
Jacaracanga-Dow, C2	7.8	230	Mar/77	Dec/42
Jardim-Fafen, C1	12.5	230	Aug/81	Dec/42
Jardim-Cia.Vale.Rio Doce, C1	0.8	230	Feb/07	Dec/42
Jaguarari-Sr. do Bonfim II, C1	80.7	230	Jan/80	Dec/42
Juazeiro II-Jaguarari, C1	88.0	230	Jan/80	Dec/42
Juazeiro II-Sr.do Bonfim II, C2	148.6	230	Apr/81	Dec/42
Libra-Libra, C1	1.5	230	Dec/91	Dec/42
Milagres-Banabuiu, C1	225.9	230	Feb/65	Dec/42
Milagres-Ico, C1	103.4	230	Dec/77	Dec/42
Milagres-Banabuiu, C3	225.1	230	Dec/77	Dec/42
Milagres-Coremas, C1	119.4	230	Nov/86	Dec/42
Mirueira-Pau Ferro, C1	23.1	230	Oct/99	Dec/42
Mirueira-Goianinha, C1	50.1	230	Dec/89	Dec/42
Messias-Maceió, C1	25.9	230	Nov/96	Dec/42
Messias-Maceió, C2	25.9	230	Nov/96	Dec/42
Messias-Rio Largo, C1	11.9	230	Aug/86	Dec/42
Messias-Rio Largo, C2	11.6	230	Oct/76	Dec/42
Messias-Rio Largo, C3	11.6	230	Apr/77	Dec/42
Mossoró-Açu, C1	71.3	230	Jul/87	Dec/42
Natal III - Extremoz II, C1	17.0	230	Feb/14	Dec/42
Olindina-Olindina, C1	0.2	230	May/80	Dec/42
Olindina-Olindina, C2	0.2	230	May/80	Dec/42
Paulo Afonso-Angelim, C1	221.3	230	Jan/53	Dec/42
Paulo Afonso-Angelim, C2	220.2	230	Jan/67	Dec/42
Paulo Afonso-Angelim, C3	220.2	230	Jan/61	Dec/42
Paulo Afonso-Angelim, C4	221.0	230	Dec/73	Dec/42
Paulo Afonso-Bom Nombre, C1	170.1	230	Oct/61	Dec/42
Paulo Afonso-Bom Nombre, C2	170.7	230	Dec/74	Dec/42
Paulo Afonso-Bom Nombre, C3	170.8	230	Nov/78	Dec/42
Paulo Afonso-C. Dantas, C1	134.2	230	Mar/68	Dec/42

85

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Paulo Afonso-C. Dantas, C2	133.8	230	Jun/72	Dec/42
Paulo Afonso-Itabaiana, C2	162.5	230	Apr/87	Dec/42
Paulo Afonso-Itabaiana, C3	162.5	230	Sep/85	Dec/42
Paulo Afonso IV-P.Afonso, C1	1.1	230	Oct/79	Dec/42
Paulo Afonso IV-P.Afonso, C2	1.4	230	Feb/81	Dec/42
Pau Ferro-Coteminas, C1	123.9	230	Oct/99	Dec/42
Pau Ferro-Campina Grande, C2	125.9	230	Oct/99	Dec/42
Paraiso-Natal II, C1	96.2	230	May/79	Dec/42
Paraiso-Natal II, C2	97.2	230	Apr/79	Dec/42
Piripiri-Sobral, C1	167.4	230	Aug/73	Dec/42
Pituaçu-Narandiba, C1	3.6	230	Nov/83	Dec/42
Pituaçu-Narandiba, C2	3.6	230	Nov/83	Dec/42
Pituaçu-Pituaçu, C1	2.0	230	Jan/77	Dec/42
Recife II-Joairam, C1	7.4	230	Jan/53	Dec/42
Recife II-Joairam, C2	7.4	230	Jan/67	Dec/42
Recife II-Joairam, C3	7.4	230	Jan/61	Dec/42
Joairam-Bongi, C1	6.3	230	Jan/53	Dec/42
Joairam-Bongi, C2	6.4	230	Jan/67	Dec/42
Joairam-Bongi, C3	6.4	230	Jan/61	Dec/42
Recife II-Goianinha, C1	71.4	230	Feb/72	Dec/42
Recife II-Goianinha, C2	71.5	230	Feb/72	Dec/42
Recife II-Mirueira, C1	31.0	230	Jun/80	Dec/42
Recife II-Mirueira, C2	31.5	230	Jun/80	Dec/42
Recife II-Mirueira, C3	31.5	230	Jun/86	Dec/42
Recife II-Pau Ferro, C1	33.2	230	Sep/04	Dec/42
Recife II-Pau Ferro, C2	33.2	230	Sep/04	Dec/42
Recife II-Pirapama II, C1	27.6	230	Jun/80	Dec/42
Recife II-Pirapama II, C2	27.6	230	Jun/80	Dec/42
Ribeirão-Recife II, C1	56.6	230	Sep/94	Dec/42
Rio Largo-Braskem, C1	23.2	230	Jun/76	Dec/42
Russas II-Mossoró II, C1	75.0	230	Apr/81	Dec/42
Sobral II-Sobral II, C1	13.8	230	May/09	Dec/42
Sobral III-Sobral II, C2	13.8	230	May/09	Dec/42
Sobral II – Cccp, 230 Kv, C1	2.9	230	Jun/01	Dec/42
S. Mendes-Picos, C1	99.6	230	Mar/86	Dec/42
S.João Piaui-Eliseu Martins, C1	172.9	230	Feb/98	Dec/42
S.João Piaui-S. Mendes, C1	68.2	230	Jul/85	Dec/42
Sr.do Bonfinal-Irece, C1	214.0	230	Sep/81	Dec/42
Sapeaçu-Funil, C1	195.7	230	Dec/68	Dec/42
Sapeaçu- S.Ant.Jesus, C1	32.0	230	Feb/84	Dec/42
Sapeaçu- S.Ant.Jesus, C2	32.0	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C1	162.1	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C2	162.6	230	Feb/84	Dec/42
Tacaimbo-C.Grande II, C1	124.7	230	Jun/85	Dec/42
Tacaimbo-C.Grande II, C2	124.7	230	Jun/85	Dec/42
Teresina I-Teresina II, C1	25.3	230	Sep/02	Dec/42
Teresina I-Teresina II, C2	25.3	230	Sep/02	Dec/42
Teresina-Piripiri, C1	154.7	230	Nov/71	Dec/42
Usina Apol.Sales- P.Afonso, C1	5.8	230	Oct/77	Dec/42
Usina Apol.Sales- P.Afonso, C2	5.7	230	Mar/77	Dec/42
Us. B.Esperança-B.Esperança, C1	2.8	230	Dec/80	Dec/42
Sobradinho-Juazeiro II, C1	42.5	230	Jan/80	Dec/42
Sobradinho-Juazeiro II, C2	42.5	230	Apr/81	Dec/42
Usina II-Paulo Afonso, C1	0.7	230	Oct/61	Dec/42

86

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Usina II-Paulo Afonso, C3	0.7	230	May/67	Dec/42
Usina II-Paulo Afonso, C4	0.7	230	May/67	Dec/42
Usina II-Paulo Afonso, C5	0.7	230	Dec/67	Dec/42
Usina III-Paulo Afonso, C1	0.6	230	Oct/71	Dec/42
Usina III-Paulo Afonso, C2	0.6	230	Apr/72	Dec/42
Usina III-Paulo Afonso, C3	0.6	230	Apr/74	Dec/42
Usina III-Paulo Afonso, C4	0.6	230	Aug/74	Dec/42
Usina I-Paulo Afonso, C1	0.6	230	Jan/55	Dec/42
Usina I-Paulo Afonso, C2	0.6	230	Jan/55	Dec/42
Sub-Total - 230 Kv	12.584,2
C.Grande II-S.Cruz II, C1	117.3	138	Apr/63	Dec/42
C.Grande II-Pilões, C1	79.3	138	Jan/68	Dec/42
Pilões-S.Cruz II, C1	-	138	Jan/68	Dec/42
Paraíso-Santa Cruz II, C1	8.7	138	Mar/14	Dec/42
Pilões – Paraíso	107.9	138	Mar/14	Dec/42
C. Novos-Santana do Matos, C1	38.8	138	Dec/67	Dec/42
Santana do Matos-Açu, C1	49.6	138	Dec/67	Dec/42
Santa Cruz II-C.Novos II, C1	55.0	138	Oct/65	Dec/42
Usina II-Zebu, C1	6.0	138	Dec/64	Dec/42
Sub-Total - 138 Kv	462.6
Abaixadora-Mulungu, C1	6.5	69	May/75	Dec/42
Abaixadora-Moxoto, C1	5.3	69	Feb/70	Dec/42
Abaixadora-Zebu, C1	5.4	69	Oct/72	Dec/42
Bela Vista-Alto Branco, C1	6.2	69	Sep/93	Dec/42
C.Grande I-Alto Branco, C1	3.1	69	Sep/93	Dec/42
C.Grande II-Bela Vista, C1	7.2	69	Oct/89	Dec/42
C.Grande II-C.Grande I, C1	9.4	69	May/64	Dec/42
Camacari-Camacari, C2	1.4	69	Jun/60	Dec/42
Cotegipe-Catu, C1	48.7	69	Jun/60	Dec/42
Cotegipe-Catu, C2	48.7	69	Jun/60	Dec/42
Jaboatao-Recife II, C1	3.1	69	Jan/65	Dec/42
M.Reduzido-M.Reduzido, C1	0.5	69	Apr/73	Dec/42
Matatu-Pituacu, C1	7.5	69	Jun/60	Dec/42
Matatu-Pituacu, C2	7.4	69	Jun/60	Dec/42
Pirapama II-Recife II, C1	21.3	69	Jan/65	Dec/42
Pituacu-Cotegipe, C1	22.1	69	Jun/60	Dec/42
Pituacu-Cotegipe, C2	21.9	69	Jun/60	Dec/42
Usina de Pedra-Jequié, C1	20.5	69	Nov/78	Dec/42
Vila Zebu-Itaparica, C1	27.0	69	Jul/77	Dec/42
Zebu-Moxoto, C1	7.2	69	Apr/83	Dec/42
Zebu-Xingo, C1	56.5	69	Aug/81	Dec/42
Sub-total 69 kV	336.9
Total	18,587.3

8.1.2.Substations

8.1.2.1. Substations  – enterprises not affected by 12,783 law

Substation	Transformation capacity	Location	Beginning of Operation	End of operation

SE Elev. Usina de Curemas	5	PB	Jan/68	Nov/24
SE Elev. Usina Term. Camaçari	400	BA	Sep/78	Aug/27
SE Tauá II	102	CE	Dec/07	Mar/35
SE Ibicoara	510	BA	Jan/11	Jun/37
SE Pilões II		PB	Oct/12	Dec/42
SE Santa Rita II	300	PB	Jul/12	Aug/39
SE Suape III	200	PE	Jul/12	Jan/39
SE Coteminas		PB	Dec/09	Dec/42
SE Natal III	300	RN	Aug/12	Aug/39
SE Zebu II	200	AL	Jul/12	Aug/39
SE Brotas de Macaubas		BA	Jul/12	Dec/42
SE Brumado	2,800	BA	Aug/10	Jul/40
SE Camaçari IV		BA	Nov/12	Jul/40
SE Sapeaçu		BA	May/03	Jul/40
SE Suape II	800	PE	Dec/12	Jan/39
SE Arapiraca III	100	AL	Jun/13
SE Extremoz II	200	RN	Feb/14	Nov/40
SE João Câmara	360	RN	Feb/14	Nov/40

87

8.1.2.2. Substations  – enterprises renewed in terms of 12,783 Law – (O&M)

Substation	Transformation capacity	Location	Beginning of Operation	End of operation
SE Elev. Usina Apolonio Sales	560	AL	Feb/77	Dec/42
SE Elev. Usina Luiz Gonzaga	1,665	PE	Mai/88	Dec/42
SE Elev. Usina Paulo Afonso I	225	BA	Jan/55	Dec/42
SE Elev. Usina Paulo Afonso II	550	BA	Jan/62	Dec/42
SE Elev. Usina Paulo Afonso III	960	BA	Jan/71	Dec/42
SE Elev. Usina Paulo Afonso IV	3,000	BA	Nov/79	Dec/42
SE Elev. Usina Piloto	3	BA	Jan/53	Dec/42
SE Elev. Usina Xingó	3,515	SE	Nov/94	Dec/42
SE Elev. Usina de Araras	5	CE	Feb/60	Dec/42
SE Elev. Usina B. Esperança	280	PI	Mar/70	Dec/42
SE Elev. Usina de Sobradinho	1,333	BA	Oct/79	Dec/42
SE Elev. Usina de Funil	48	BA	Jan/59	Dec/42
SE Elev. Usina de Pedra	27	BA	Nov/78	Dec/42
SE Pau Ferro	301	PE	Aug/02	Dec/42
SE Paraiso	100	RN	Feb/04	Dec/42
SE Bom Nome	388	PE	Oct/63	Dec/42
SE Irecê	329	BA	Sep/81	Dec/42
SE Milagres	1,053	CE	Jan/64	Dec/42
SE Mirueira	401	PE	Aug/78	Dec/42
SE Moxotó	20	BA	Jan/72	Dec/42
SE Mulungú	10	BA	Mai/75	Dec/42
SE Sobradinho	700	BA	Oct/79	Dec/42
SE Sobral II	400	CE	Nov/73	Dec/42
SE Tacaimbó	301	PE	Jun/85	Dec/42
SE Cícero Dantas	151	BA	Mai/56	Dec/42
SE Açu II	433	RN	Nov/89	Dec/42
SE Angelim	310	PE	Jan/56	Dec/42
SE Angelim II	0	PE	Jan/80	Dec/42
SE Bela Vista	25	PB	Apr/93	Dec/42
SE Bongi	490	PE	Mai/56	Dec/42
SE Campina Grande I	35	PB	Jun/74	Dec/42
SE Campina Grande II	707	PB	Mai/64	Dec/42
SE Jaguarari	0	BA	Jan/80	Dec/42
SE Itapebi	0	BA	Jan/03	Dec/42
SE Funil	967	BA	Jan/56	Dec/42
SE SEnhor Do Bonfim II	367	BA	Mai/81	Dec/42
SE Eunápolis	400	BA	Sep/98	Dec/42
SE Picos	174	PI	Jul/92	Dec/42
SE Modelo Reduzido	18	BA	Jan/67	Dec/42
SE Mossoró II	320	RN	Jan/77	Dec/42
SE Barreiras	401	BA	Jun/96	Dec/42
SE Sto. Antonio de Jesus	201	BA	Mar/97	Dec/42
SE Icó	200	CE	Mai/97	Dec/42
SE Mussuré II	401	PB	Mar/79	Dec/42
SE Paulo Afonso	0	AL	Mar/74	Dec/42
SE Penedo	302	AL	Mai/97	Dec/42
SE Cauípe	201	CE	Mar/01	Dec/42
SE Pici II	400	CE	Mai/05	Dec/42
SE Piripiri	242	PI	Aug/73	Dec/42
SE Pituaçu	402	BA	Mar/83	Dec/42
SE Santa Cruz II	95	RN	Mar/63	Dec/42
SE Banabuiú	121	CE	Jan/64	Dec/42
SE Currais Novos II	92	RN	Nov/75	Dec/42
SE Santana dos Matos II	65	RN	Nov/75	Dec/42
SE Coremas	300	PB	Dec/90	Dec/42

88

Substation	Transformation capacity	Location	Beginning of Operation	End of operation
SE Fortaleza	672	CE	Jan/64	Dec/42
SE Joairam	451	PE	Jul/06	Dec/42
SE Juazeiro da Bahia II	302	BA	Apr/81	Dec/42
SE Matatu	420	BA	Jan/65	Dec/42
SE Natal II	580	RN	Jan/79	Dec/42
SE Itabaianinha	73	SE	Feb/96	Dec/42
SE Pirapama II	400	PE	Feb/72	Dec/42
SE Russas II	217	CE	Nov/82	Dec/42
SE Elizeu Martins	101	PI	Jan/06	Dec/42
SE Boa Esperança 230 Kv	115	PI	Mar/70	Dec/42
SE Boa Esperança 500 Kv	400	PI	Nov/80	Dec/42
SE Xingó 500 Kv	0	SE	Nov/94	Dec/42
SE Paulo Afonso IV	1,400	AL	Jan/79	Dec/42
SE Recife II	2810	PE	Jan/79	Dec/42
SE S. João do Piaui	548	PI	Nov/80	Dec/42
SE Zebu	38	AL	Nov/76	Dec/42
SE Abaixadora	143	BA	Oct/67	Dec/42
SE Bom Jesus da Lapa	242	BA	Sep/81	Dec/42
SE Gov. Mangabeira	100	BA	Mar/60	Dec/42
SE Quixadá	0	CE	Jul/03	Dec/42
SE Jacaracanga	301	BA	Jan/82	Dec/42
SE Ribeirão	300	PE	Oct/94	Dec/42
SE Rio Largo II	301	AL	Dec/62	Dec/42
SE Messias	1,401	AL	Nov/94	Dec/42
SE Camaçari II	3,205	BA	Jan/79	Dec/42
SE Catu	362	BA	Mai/56	Dec/42
SE Cotegipe	302	BA	Jan/56	Dec/42
SE Teresina	633	PI	Apr/70	Dec/42
SE Fortaleza II	2,000	CE	Mai/00	Dec/42
SE Goianinha	300	PE	Jan/61	Dec/42
SE Teresina II	900	PI	Mai/00	Dec/42
SE Delmiro Gouveia	401	CE	Jun/89	Dec/42
SE Maceió	400	AL	Sep/02	Dec/42
SE Itabaiana	228	SE	Mai/57	Dec/42
SE Itaparica	10	PE	Jan/83	Dec/42
SE Jardim	1,601	SE	Aug/79	Dec/42
SE Sobral III	1,400	CE	Apr/00	Dec/42
SE Xingó 69 Kv	22	SE	Jan/87	Dec/42
SE Olindina	120	BA	Apr/80	Dec/42
SE Luiz Gonzaga 500kv	0	PE	Mai/88	Dec/42

8.2.SPE

8.2.1. Transmission Lines

SPE	From - To	Participation %	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI a Sobral/CE e Fortaleza/CE	49	546	500 kV	Jan/06	Feb/34
Integração Transmissora de Energia S.A.	Colinas/TO a Serra da Mesa II/GO	12	695	500 kV	May/08	Apr/36
Manaus Transmissora de Energia S.A.	Oriximiná/Silves Silves/Lechuga(AM)	19.5	559	500 kV	Mar/13	Oct/38
Interligação Elétrica do Madeira S.A.	LT Coletora Porto Velho/ Araraquara II, CS	24.5	2.375	600 kV	Aug/13	Feb/39

89

8.2.2. Substations - N/A

9. Transmission losses %

1Q14
3.0

10.Main investments of parent company– R$ million

Project	1Q14	2014 budget
Generation	39.00	424.73
Generation system maintenance	14.16	151.59
Combined cycle of UTE Camaçari	0.03	1.09
Wind Power Casa Nova	24.67	86.36
Deployment of Wind Park	0.13	42.27
Electric Energy System Increase	-	1.00
Extension Generation Cap. HEP Luiz Gonzaga (Itaparica)	-	0.62
Implant. Solar project - Power Generation	0.01	1.60
Itaparica resettlement area irrigation	-	140.20
Transmission	211.12	1,53.70
System extension	90.69	629.14
Reinforcement and improvements	89.20	433.06
System maintenance	31.07	190.5
Suape II / Suape III venture	0.16	1.00
Others	11.52	162.18
Total	261.64	1,840.61

11.New investments

11.1.Generation

11.1.1.Own assets

Unit	Location (State)	Investiment		Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
		Total R$ millions	Realized R$ million	Total
Parque Eólico Casa Nova I	BA	692,5	466,9	180 MW	61.4	Aug/14	May/12	Jan/46
Parque Eólico UEE Casa Nova II	BA	102,47	-	28 MW	7.1	May/18	Oct/14	Jul/49
Parque Eólico UEE Casa Nova III	BA	93,04	-	24 MW	5.5	May/18	Oct/14	Jul/49

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11.1.2.SPEs

SPE	Unit	Location	Installed Capacity (MW)	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
		(State)	Total	MW averages
ESBR Participações	UHE Jirau	RO	3,750.0	2,184.6	Sep/13	Dec/09	Aug/43
Norte Energia	UHE B. Monte	PA	11,233.1	4,571.0	Feb/15	Jun/11	Aug/45
Sinop	UHE Sinop	MT	400.0	239.8	Jan/18	Apr/14	Jan/49
Caiçara I	UEE Caiçara I	CE	30.0	13.5	Jan/16	Jul/14	Jun/47
Caiçara II	UEE Caiçara II	CE	21.0	9.3	Jan/16	Jul/14	Jul/47
Junco I	UEE Junco I	CE	30.0	12.1	Jan/16	Jul/14	Jul/47
Junco II	UEE Junco II	CE	30.0	11.4	Jan/16	Jul/14	Jul/47
Santa Joana IX	UEE Santa Joana IX	PI	30.0	15.8	Sep/15	Mar/14	Apr/49
Santa Joana X	UEE Santa Joana X	PI	30.0	16.0	Sep/15	Mar/14	Apr/49
Santa Joana XI	UEE Santa Joana XI	PI	30.0	16.0	Sep/15	Mar/14	Apr/49
Santa Joana XII	UEE Santa Joana XII	PI	30.0	16.9	Sep/15	Mar/14	Apr/49
Santa Joana XIII	UEE Santa Joana XIII	PI	30.0	16.0	Sep/15	Mar/14	Apr/49
Santa Joana XV	UEE Santa Joana XV	PI	30.0	16.2	Sep/15	Mar/14	Apr/49
Santa Joana XVI	UEE Santa Joana XVI	PI	30.0	17.4	Sep/15	Mar/14	Apr/49
Baraúnas I	UEE Baraúnas I	BA	29.7	12.4	Sep/15	Mar/14	Apr/49
Mussambê	UEE Mussambê	BA	29.7	11.5	Sep/15	Mar/14	Apr/49
Morro Branco I	UEE Morro Branco I	BA	29.7	12.7	Sep/15	Mar/14	Apr/49
Caititú 2 Energia S.A.	UEE Caititú 2	BA	14.0	5.1	Sep/15	Jun/14	Apr/49
Caititú 3 Energia S.A.	UEE Caititú 3	BA	14.0	4.7	Sep/15	Jun/14	Apr/49
Teiú 2 Energia S.A.	UEE Teiú 2	BA	14.0	4.2	Sep/15	Jun/14	Apr/49
Arapapá Energia S.A.	UEE Arapapá	BA	10.0	2.2	Sep/15	Jun/14	Apr/49
Carcará Energia S.A.	UEE Carcará	BA	10.0	4.6	Sep/15	Jun/14	Apr/49
Corrupião 3 Energia S.A.	UEE Corrupião 3	BA	14.0	4.2	Sep/15	Jun/14	Apr/49
Acauã Energia S.A.	UEE Acauã	BA	12.0	3.1	Sep/15	Jun/14	Apr/49
Angical 2 Energia S.A.	UEE Angical 2	BA	14.0	5.1	Sep/15	Jun/14	Apr/49
(*)	UEE Banda de Couro	BA	29.7	12.9	May/18	Jan/15	Jul/49
(*)	UEE Baraunas II	BA	21.6	7.8	May/18	Jan/15	Jul/49
(*)	UEE Coqueirinho 2	BA	20.0	8.5	Jan/16	Jun/14	Jun/49
(*)	UEE Papagaio	BA	18.0	4.9	Jan/16	Jun/14	Jun/49
(*)	UEE Tamanduá Mirim 2	BA	24.0	8.0	May/18	Jun/14	Jun/49
Serra das Vacas I	UEE Serra das Vacas I	PE	30.0	12.2	Jan/16	Aug/14	Jun/49
Serra das Vacas II	UEE Serra das Vacas II	PE	30.0	9.9	Jan/16	Aug/14	Jun/49
Serra das Vacas III	UEE Serra das Vacas III	PE	30.0	11.0	Jan/16	Aug/14	Jun/49
Serra das Vacas IV	UEE Serra das Vacas IV	PE	30.0	10.5	Jan/16	Aug/14	Jun/49
Santa Joana I	UEE Santa Joana I	PI	30.0	14.7	Jan/16	Jun/14	Jun/49
Santa Joana III	UEE Santa Joana III	PI	30.0	14.3	Jan/16	Jun/14	Jun/49
Santa Joana IV	UEE Santa Joana IV	PI	30.0	14.2	Jan/16	Jun/14	Jun/49
Santa Joana V	UEE Santa Joana V	PI	30.0	14.1	Jan/16	Jun/14	Jun/49
Santa Joana VII	UEE Santa Joana VII	PI	30.0	14.8	Jan/16	Jun/14	Jun/49
Santo Augusto IV	UEE Santo Augusto IV	PI	30.0	15.7	Jan/16	Jun/14	Jun/49

(*)Under constitution

91

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11.1.2.1  SPE

SPE	Unit	Investiment (R$ million)		Physical Schedule Done (%)	Total Investiment	Participation	Partners
		Total	Realized		R$ million	%
ESBR Participações	UHE Jirau	17,986.0	17,858.79	92,15	17.986,0	20,00%	Mizha Energia Suez Energy
Norte Energia	UHE B. Monte	29.375,00 basis final working 25,885.00 basis apr/10	14,162.5	48,2	29.375,00	15,00%	Eletrobras/Eletronorte Petros/ Belo Monte Part Amazonas Energia e Outros
Sinop	UHE Sinop		-	(*)	1,804.8	24.50%	Eletronorte/ Alupar
Caiçara I	UEE Caiçara I		6,9	-	134.0	49.00%	Envolver Participações
Caiçara II	UEE Caiçara II		4,6	-	93.3	49.00%	Envolver Participações
Junco I	UEE Junco I		6,7	-	120.8	49.00%	Envolver Participações
Junco II	UEE Junco II		6,3	-	120.8	49.00%	Envolver Participações
Santa Joana IX	UEE Santa Joana IX		14,8	35%	102.94	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana X	UEE Santa Joana X		14,8	35%	102.94	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana XI	UEE Santa Joana XI		14,9	35%	102.94	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana XII	UEE Santa Joana XII		17,8	35%	102.94	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana XIII	UEE Santa Joana XIII		14,9	35%	102.94	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana XV	UEE Santa Joana XV		17,8	35%	102.94	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana XVI	UEE Santa Joana XVI		17,8	35%	102.94	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Baraúnas I	UEE Baraúnas I		-	(***)	103.95	49.00%	Brennand Energia S.A./ Brennand Energia Eólica
Mussambê	UEE Mussambê		-	(***)	103.95	49.00%	Brennand Energia S.A./ Brennand Energia Eólica
Morro Branco I	UEE Morro Branco I		-	(**)	103.95	49.00%	Brennand Energia S.A./ Brennand Energia Eólica
Caititú 2 Energia S.A.	UEE Caititú 2		-	(**)	40.16	49.00%	Sequóia
Caititú 3 Energia S.A.	UEE Caititú 3		-	(**)	40.16	49.00%	Sequóia
Teiú 2 Energia S.A.	UEE Teiú 2		-	(**)	40.16	49.00%	Sequóia
Arapapá Energia S.A.	UEE Arapapá		-	(**)	28.69	49.00%	Sequóia
Carcará Energia S.A.	UEE Carcará		-	(**)	28.69	49.00%	Sequóia
Corrupião 3 Energia S.A.	UEE Corrupião 3		-	(**)	40.16	49.00%	Sequóia
Acauã Energia S.A.	UEE Acauã		-	(**)	34.42	49.00%	Sequóia
Angical 2 Energia S.A.	UEE Angical 2		-	(**)	40.16	49.00%	Sequóia
(*)	UEE Coqueirinho 2		-	(**)	74.00	49.00%	Sequóia
(*)	UEE Papagaio		-	(**)	66.60	49.00%	Sequóia

92

SPE	Unit	Investiment (R$ million)		Physical Schedule Done (%)	Total Investiment	Participation	Partners
		Total	Realized		R$ million	%
(*)	UEE Coqueirinho 2		-	(**)	74.00	49.00%	Sequóia
(*)	UEE Papagaio		-	(**)	66.60	49.00%	Sequóia
(*)	UEE Tamanduá Mirim 2		-	(**)	73.20	49.00%	Sequóia
(*)	UEE Baraunas II		-	(**)	75.6	49.00%	Brennand Energia/ Brennand Energia Eólica S.A
(*)	UEE Banda de Couro		-	(**)	103.95	49.00%	Brennand Energia/ Brennand Energia Eólica S.A
Serra das Vacas I	UEE Serra das Vacas I		-	(**)	124.4	49.00%	PEC Energia
Serra das Vacas II	UEE Serra das Vacas II		-	(**)	122.6	49.00%	PEC Energia
Serra das Vacas III	UEE Serra das Vacas III		-	(**)	122.6	49.00%	PEC Energia
Serra das Vacas IV	UEE Serra das Vacas IV		-	(**)	122.6	49.00%	PEC Energia
Santa Joana I	UEE Santa Joana I		8,5	5%	105.25	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana III	UEE Santa Joana III		6,5	5%	105.25	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana IV	UEE Santa Joana IV		8,0	5%	105.25	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana V	UEE Santa Joana V		8,5	5%	105.25	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santa Joana VII	UEE Santa Joana VII		8,5	5%	105.25	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana
Santo Augusto IV	UEE Santo Augusto IV		8,5	5%	105.25	49.00%	Contour Global/ SalusFip/ Ventos de Santa Joana

(*)Under constitution

 (**)Construction not started

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11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From - To	Total Investment (R$ Million)	Extension of TL (km)	Tension (kV)	Beginning of Operation	End of Concession
LT 230 kV Eunápolis/Teixeira Freitas II C1	65.29	145	230 kV	May/15	Oct/38
LT 230 kV Funil/Itapebi C3	43.74	223	230 kV	Aug/15	Apr/37
LT 230 kV Eunápolis/Teixeira Freitas II C2	41.98	152	230 kV	May/15	Aug/39
LT 230 kV Pau Ferro – Santa Rita II	141.78	97	230 kV	Jun/15	Aug/39
LT 230 kV Paraiso/Açu II, C3	162.2	123	230 kV	Mar/15	Nov/40
LT 230 kV Açu/Mossoró II, C2		69		Mar/15	Nov/40
LT 230 kV Igaporã/B. Jesus da Lapa II	67.6	115	230 kV	May/14	Nov/40
LT 230 kV Sobral III/Acaraú II	52.57	97	230 kV	Dec/14	Nov/40
LT 230 kV Morro do Chapéu/Irece	44.57	65	230 kV	Apr/15	Oct/41
LT 230 kV Paraiso/Lagoa Nova	80.89	65	230 kV	Nov/14	Oct/41
LT 230 kV Teresina II/Teresina III	42.97	26	230 kV	Jun/15	Dec/41
LT 500 kV Recife II/Suape II, C2	59.48	44	500 kV	May/15	Dec/41
LT 500 kV Camaçari IV/Sapeaçu	81.02	105	500 kV	Oct/15	Dec/41
LT 230 kV Sapeaçu/Sto.Antonio de Jesus		31	230 kV	Oct/15	Dec/41
LT 230 kV Jardim/ N Sra do Socorro	13.6	1	230 kV	Oct/14	May/42
LT 230 kV Messias/ Maceió		20	230 kV	Jan/15	May/42
LT 230 kV Camaçari/Pirajá	47.07	45	230 kV	Feb/15	May/42
LT 230 kV Pituaçú/Pirajá		5	230 kV	Feb/15	May/42
LT 230 kV Mossoró II/ Mossoró IV	81.74	40	230 kV	Apr/15	Jun/42
LT 230 kV Ceará Mirim II/Touros		56	230 kV	Jan/15	Jun/42
LT 230 kV Russas/ Banabuiu		110	230 kV	Apr/15	Jun/42
LT 230 kV Igaporã II – Igaporã III C1 e C2	77.5	4	230 kV	Dec/14	Jun/42
LT 230 kV Igaporã III – Pindaí II		46	230 kV	Apr/15	Jun/42

11.2.1.2.Substations

Substation	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE 230/69 kv Polo	15.34	100 MVA	BA	Oct/14	Oct/40
SE 230/69 kv Igaporã	*	300 MVA	BA	May/14	Nov/40
SE 230/69 kv Acaraú II	*	200 MVA	CE	Sep/14	Nov/40
SE 230 kv Morro do Chapéu	*	150 MVA	BA	Jan/15	Oct/41
SE 230 kv Lagoa Nova	*	300 MVA	RN	Aug/14	Oct/41
SE 230 kv Ibiapina		200 MVA	CE	Apr/15
SE 230/69 kv Teresina III	*	400 MVA	PI	Dec/14	Dec/41
SE 230/69 kv N.S. Socorro	94.43	300 MVA	SE	Oct/14	May/42
SE 230/69 kv Maceió II		400 MVA	AL	Oct/14
SE 230/138 kv Poções		200 MVA	BA	Oct/14
SE 230/69 kv Pirajá	30.57	360 MVA	BA	May/15	Nov/42
SE 230/69 kv Mirueira II	68.77	300 MVA	PE	Jan/15	May/42
SE 230/69 kv Jaboatão II		300 MVA		Jun/15
SE 230 kv Touros	46.18	150 MVA	RN	Apr/15	Dec/42
SE 230 kv Mossoró		100 MVA
SE 500/230 kv Igaporã III	99.44	2,050 MVA	BA	Dec/14	Jun/42
SE 230 kv Pindaí II

 (*)Substation associated to Transmission

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11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation %	Total Investment R$ million	Invest. Realized R$ million	Extension of lines KM	Tension (kV)	Beginning of Operation	End of concession
TDG Transmissora Delmiro Gouveia S.A.	LT São Luiz II/ São Luiz III	49	367.9	334	156	230	Sep/14	Jul/40
Extremoz Transmissora do Nordeste –ETN S.A.	LT Ceará Mirim II/João Câmara III, 500 kV.	49	365.9	31.6	64	500	Jan/15	Oct/41
	LT Ceará Mirim II/ Campina III, 500 kV.				201	500
	LT Ceará Mirim II/ Extremoz II, 230 kV.				26	230
	LT Campina Grande III/Campina Grande II, 230 kV.				8,5	230
Interligação Elétrica Garanhuns S.A.	LT Luiz Gonzaga/ Garanhuns, 500 kV	49	527.05	395.64	224	500	Dec/14	Dec/41
	LT Garanhuns/ Campina Grande III, 500 kv				190	500
	LT Garanhuns/ Pau Ferro, 500 kV				239	500
	LT Garanhuns/ Angelim I, 230 kV.				13	230

11.2.2.2.Substations

TDG – Transmissora Delmiro Gouveia S.A.

SPE	Total Investment R$ million	Inv. Realized R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE – Pecém II, de 500/230 kV. SE – Aquiraz, de 230/69 kV.	*	*	3,600 MVA 450 MVA	CE	Oct-13 Nov-13	Jul-40 Jul-40

(*)Substation associated Transmission Line

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Extremoz Transmissora do Nordeste - ETN S.A.

SPE	Total Investment R$ million	Inv. Realized R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE – João Câmara III, 500/138 kV. SE – Campina Grande III, 500/230 kV. SE – Ceará Mirim II, 500/230 kV.	*	116.8	500/138 kV 500/230 kV 500/230 kV	RN PB RN	Jan-15	Oct-41

(*)Substation associated Transmission Line

Interligação Elétrica Garanhuns S.A.

SPE	Total Investment R$ million	Inv. Realized R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE – Garanhuns, 500/230 kV SE – Pau Ferro, 500/230 kV.	122.95 93.20	69.15 51.91	500/230 kV 500/230 kV	PE	Dec-14	Dec-41

Interligação Elétrica do Madeira S.A.

SPE	Total Investment R$ million	Inv. Realized R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
Estação Retificadora CA/CC de 500 kV para +/- 600 kV, Estação Inversora CC/CA de +/- 600 kV para 500 kV.	1,368.8	1,281.6	3,150 MW 2,950 MW	RO SP	Jun-14	Feb-39

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12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Due	Index
Eletrobras	41.6	09/30/2018	5.0 py
Eletrobras	0.2	05/30/2015	5.0 py
Eletrobras	0.2	05/30/2016	5.0 py
Eletrobras	4.5	02/28/2017	5.0 py
Eletrobras	0.4	12/30/2018	IPCA
Eletrobras	5.0	04/30/2016	5.0 py
Financing institutions
Banco do Brasil – 306.401.146	509.8	09/28/2018	100% CDI
Banco do Nordeste – Maq/Equip/Benf	270.1	06/30/2020	7.5 py
Banco do Nordeste – Finame (PSI-BK)	13.5	06/15/2020	4.5 py
Caixa Econômica Federal	403.9	02/27/2019	100% CDI
Total	1,249.2

Foreign currency – ME - NA

13.Contracts

13.1.Loans and financing - R$ million

13.1.1.Parent company

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC+ FC)
By activity	57.4	233.1	283.0	280.6	277.5	95.5	22.1	1,249.2
Generation	16.3	178.4	228.3	225.9	225.0	50.0	-	923.9
Transmission	41.1	54.7	54.7	54.7	52.5	45.5	22.1	325.3
Energy tradings	-	-	-	-	-	-	-	-
By creditor	57.4	233.1	283.0	280.6	277.5	95.5	22.1	1,249.2
Eletrobras	9.6	12.7	12.5	10.1	7.0	0	0	51.9
Others	47.8	220.4	270.5	270.5	270.5	95.5	22.1	1,197.3

13.1.2.SPE

Sistema de Transmissão Nordeste S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC +FC)
By activity	18.3	14.4	19.9	21.0	22.0	23.2	77.0	195.8
Generation	-
Transmission	18.3	14.4	19.9	21.0	22.0	23.2	77.0	195.8
Energy tradings
By creditor	18.3	14.4	19.9	21.0	22.0	23.2	77.0	195.8
Banco do Nordeste do Brasil	17.6	13.9	19.3	20.4	21.4	22.6	76.8	192.0
Banco do Brasil	0.7	0.5	0.6	0.6	0.6	0.6	0.2	3.8

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Integração Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC + FC)
By activity	22,9	30,6	30,6	30,6	30,6	30,6	25,5	201,4
Generation
Transmission	22,9	30,6	30,6	30,6	30,6	30,6	25,5	201,4
Energy tradings
By creditor	22,9	30,6	30,6	30,6	30,6	30,6	25,5	201,4
Banco do Nordeste do Brasil
Banco do Brasil
BNDES	22,9	30,6	30,6	30,6	30,6	30,6	25,5	201,4

Manaus Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC + FC)
By activity		54.6	72.6	78.9	86.3	99.9	481.1	873.5
Generation
Transmission		54.6	72.6	78.9	86.3	99.9	481.1	873.5
Energy tradings
By creditor		54.6	72.6	78.9	86.3	100.0	481.1	873.5
Banco do Nordeste do Brasil
Banco do Brasil
BNDES		33.6	35.8	38.8	42.5	47.4	201.3	399.4
Banco Itaú BBA
BASA		21.0	36.8	40.1	43.8	52.6	279.8	474.1

Interligação Elétrica do Madeira S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC + FC)
By activity	132.9	95.9	137.2	147.5	164.4	179.4	1,472.6	2,329.9
Generation
Transmission	132.9	95.9	137.2	147.5	164.4	179.4	1,472.6	2,329.9
Energy tradings
By creditor	132.9	95.9	137.2	147.5	164.4	179.4	1,472.6	2,329.9
Banco do Nordeste do Brasil
Banco do Brasil
BNDES	127.8	95.9	127.9	127.8	127.9	127.8	934.8	1,797.7
Banco Itaú BBA	-	-	7.4	17.8	17.8	17.8	224.2	285.0
BASA	5.1	-	1.9	1.9	18.7	33.8	313.6	380.1

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Norte Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC + FC)
By activity				193.0	476.0	480.0	10,545.0	11,694.0
Generation				193.0	476.0	480.0	10,545.0	11,694.0
Transmission				-	-	-	-	-
Energy tradings				-	-	-	-	-
By creditor				193.0	476.0	480.0	10,545.0	11,694.0
BNDES				123.0	284.0	288.0	6,302.0	6,997.0
CEF				54.0	149.0	149.0	3,300.0	3,653.0
Others				16.0	43.0	43.0	943.0	1,044.0

ESBR Participações S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC + FC)
By activity	496.6	531.9	531.9	531.9	531.9	531.9	7,399.8	10,555.9
Generation	496.6	531.9	531.9	531.9	531.9	531.9	7,399.7	10,555.9
Transmission	-	-	-	-	-	-	-	-
Energy tradings	-	-	-	-	-	-	-	-
By creditor	496.6	531.9	531.9	531.9	531.9	531.9	7,399.8	10,555.9
Banco do Nordeste do Brasil	12.1	12.2	12.2	12.2	12.2	12.2	167.1	240.2
Banco do Brasil	70.0	75.2	75.2	75.2	75.2	75.2	1,043.0	1,489.0
BNDES	246.6	264.2	264.2	264.2	264.2	264.2	3,691.4	5,259.1
Banco Itaú BBA	47.3	50.8	50.8	50.8	50.8	50.8	704.1	1,005.4
BASA	-	-	-	-	-	-	-	-
CEF	70.1	75.3	75.3	75.3	75.3	75.3	1,043.1	1,489.7
Bradesco	50.5	54.2	54.2	54.2	54.2	54.2	751.1	1,072.6

Energética Águas da Pedra S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC + FC)
By activity	25.4	34.0	34.0	33.7	33.4	33.4	235.9	429.8
Generation	25.4	34.0	34.0	33.7	33.4	33.4	235.9	429.8
Transmission	-	-	-	-	-	-	-	-
Energy tradings
By creditor	25.4	34.0	34.0	33.7	33.4	33.4	235.9	429.8
BNDES	25.4	34.0	34.0	33.7	33.4	33.4	235.9	429.8

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Transmissora Delmiro Gouveia S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC + FC)
By activity	154	0	0	0	0	0	0	154,0
Generation	-	-	-	-	-	-	-	-
Transmission	154							154,0
Energy tradings	-	-	-	-	-	-	-	-
By creditor	154	0	0	0	0	0	0	154,0
Banco do Nordeste do Brasil	154							154,0

São Pedro do Lago S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC + FC)
By activity	3.9	5.0	5.0	5.0	5.0	5.0	49.5	78.4
Generation	3.9	5.0	5.0	5.0	5.0	5.0	49.5	78.3
Transmission	-	-	-	-	-	-	-	-
Energy tradings	-	-	-	-	-	-	-	-
By creditor	3.9	5.0	5.0	5.0	5.0	5.0	49.5	78.4
Banco do Nordeste do Brasil
BNDES	3.9	5.1	5.0	5.0	5.0	5.0	49.5	78.4

Pedra Branca S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC + FC)
By activity	3.8	4.9	4.9	4.9	4.8	4.8	47.9	76.0
Generation	3.8	4.9	4.9	4.9	4.8	4.8	47.9	76.0
Transmission	-	-	-	-	-	-	-	-
Energy tradings	-	-	-	-		-	-	-
By creditor	3.8	4.9	4.9	4.9	4.8	4.8	47.9	76.0
BNDES	3.8	4.9	4.9	4.9	4.8	4.8	47.9	76.0

Sete Gameleiras S.A.

Loans and financing	2014	2015	2016	2017	2018	2019	After 2019	Total (LC + FC)
By activity	3.8	4.9	4.9	4.9	4.9	4.9	47.9	76.2
Generation	3.8	4.9	4.9	4.9	4.9	4.9	47.9	76.2
Transmission	-	-	-	-	-	-	-	-
Energy tradings	-	-	-	-	-	-	-	-
By creditor	3.8	4.9	4.9	4.9	4.9	4.9	47.9	76.2
BNDES	3.8	4.9	4.9	4.9	4.9	4.9	47.9	76.2

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14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14
Up to 5	155
6 to 10	105
11 to15	120
16 to 20	7
21 to 25	1
Beyond 25	382
Total	770

Transmision

Composition of employees by tenure (Years)	1Q14
Up to 5	422
6 to 10	208
11 to15	278
16 to 20	31
21 to 25	-
Beyond 25	736
Total	1,675

Administration

Composition of employees by tenure (Years)	1Q14
Up to 5	389
6 to 10	252
11 to15	157
16 to 20	16
21 to 25	3
Beyond 25	1,175
Total	1,992

14.2.By region

State	Number of employees
1Q14
Bahia	1,663
Pernambuco	2,189
Ceará	316
Piauí	269

14.3.By departments

Department	Number of employees
1Q14
Field	2,953
Administrative	1,484

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15.Complementary work force - NA

16.Turn-over

1Q14
0.64

102

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	03.31.14	12.31.13	03.31.14	12.31.13
Current Assets
Cash and cash equivalents	482,611	272,874	482,611	395,324
Marketable securities	1,755,419	1,661,925	1,755,419	1,661,925
Clients	1,395,292	942,075	1,395,292	960,456
Concession compensation	360,901	331,364	360,901	331,364
Concession financial assets	314,831	93,074	314,831	271,361
Taxes and social contribution	74,728	205,243	74,728	208,638
Compensation rights	291,553	199,031	291,553	199,031
Stored materials	57,127	57,000	57,127	57,000
Derivative financial instruments	102,589	108,339	102,589	108,339
Other credits	217,345	204,280	217,345	204,288
	5,052,396	4,075,205	5,052,396	4,397,726
Non-Current Assets
Long-term Assets
Marketable securities	205	205	205	205
Clients	67,748	210,302	67,748	210,302
Concession compensation	110,455	193,296	110,455	193,296
Concession financial assets	4,189,788	2,697,649	4,189,788	4,185,989
Taxes and social contribution	152,193	58,533	152,193	142,159
Derivative financial instruments	105,656	107,816	105,656	107,816
Linked collateral and deposits	410,644	290,420	410,644	298,920
Advances for future capital increase	65,088	21,618	65,088	21,618
Credits with CERON	1,325,397	1,325,397	1,325,397	1,325,397
Other assets	185	184	185	184
	6,427,359	4,905,420	6,427,359	6,485,886
Investments	2,318,376	2,829,838	2,318,376	2,318,376
Property, plant and equipment	7,706,438	7,826,423	7,706,438	7,706,438
Intangible	21,894	23,412	21,894	21,894
	16,474,067	15,585,093	16,474,067	16,481,129
Total Assets	21,526,463	19,660,298	21,526,463	20,878,855

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Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	03.31.14	12.31.13	03.31.14	12.31.13
Current Liabilities
Suppliers	391,740	496,856	391,740	558,736
Loans and financing	505,910	461,074	505,910	505,285
Debentures	13,606	-	13,606	12,804
Taxes and social contributions	122,161	71,287	122,161	73,725
Shareholders remuneration	102,403	102,386	102,403	102,386
Estimated obligations	200,870	219,570	200,870	219,570
Sector charges	332,781	274,576	332,781	279,396
Derivative financial instruments	224,821	223,099	224,821	225,423
Costumers advance	48,910	48,910	48,910	48,910
Other liabilities	347,249	365,320	347,249	365,335
	2,290,451	2,263,078	2,290,451	2,391,570
Non-Current Liabilities
Loans and financing	4,100,746	3,724,661	4,100,746	4,427,367
Debentures	210,008	-	210,008	205,878
Tax and social contribution	116,587	17,392	116,587	110,161
Estimated obligations	7,301	7,929	7,301	7,929
Provisions for risks	565,986	587,045	565,986	587,045
Derivative financial instruments	184,080	107,816	184,080	195,378
Costumers advance	763,271	776,252	763,271	776,252
Advance for future capital increase	13,330	13,330	13,330	13,330
Post-retirement benefits	68,822	68,822	68,822	68,822
Other liabilities	162,455	159,012	162,455	160,162
	6,192,586	5,462,259	6,192,586	6,552,324
	8,483,037	7,725,337	8,483,037	8,943,894
Stockholders’ Equity
Social Capital	11,563,279	11,563,279	11,563,279	11,563,279
Income reserve	126,605	126,605	126,605	126,605
Additional dividend proposal	305,053	305,053	305,053	305,053
Other comprehensive income	(59,976)	(59,976)	(59,976)	(59,976)
Period Result	1,108,465	-	1,108,465	-
	13,043,426	11,934,961	13,043,426	11,934,961
Total	21,526,463	19,660,298	21,526,463	20,878,855

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Statement of Income by activity

(R$ thousand)

	Parent Company		Consolidated
	2014	2013	2014	2013
Net operating revenue	1,881,720	1,010,942	1,918,885	1,046,171
Operational cost	(571,332)	(525,584)	(578,519)	(536,653)

Gross Operating Result	1,310,388	485,358	1,340,366	509,518
Operating Expenses	(156,215)	(270,382)	(156,915)	(271,257)

Service Result	1,154,173	214,976	1,183,451	238,261
Equity result	42,569	17,480	27,356	9,602
Financial Result	(5,913)	(53,296)	(12,143)	(64,689)
Result before taxes	1,190,829	179,160	1,198,664	183,174
Income tax and Social Contribution	(82,364)	8,155	(90,199)	4,141
Results for the period	1,108,465	187,315	1,108,465	187,315

Basic Profit/loss per share (in reais)	7.20	1.24	7.20	1.24
Dilluted Profit/loss per share (in reais)	7.20	1.24	7.20	1.24

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Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	2014	2013	2014	2013
Operating Activities
Income (Loss) before income tax	1,190,829	179,160	1,198,664	183,174
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation and amortization	110,552	112,442	110,554	112,446
Operational provision	(14,243)	59,479	(14,243)	59,509
Equity method	(42,569)	(17,480)	(26,229)	(9,602)
Accrued arrears	(1,208)	(19,674)	(1,210)	(19,674)
Assets and liabilities monetary variation	6,587	(87,474)	6,587	(87,474)
Debt charges	71,268	84,242	71,268	98,350
Derivatives	5,750	86,241	(3,990)	86,241
Financing assets - TIR	(5,952)	(14,746)	(68,157)	(48,357)
Other financing expenses (revenues)	(31,025)	2,720	(31,064)	2,732
	1,289,989	384,910	1,242,180	377,345
Variation of operational asset and liabilities
Consumers	(285,565)	(8,980)	(291,952)	(11,805)
Suppliers	(173,047)	(191,983)	(166,996)	(223,078)
Provision for Contingencies	(5,396)	(164,331)	(5,396)	(164,616)
Others assets and liabilities	156,363	(57,474)	75,119	(37,251)
	(307,645)	(422,768)	(389,225)	(436,750)
Cash generated in operating activities	982.344	(37.858)	852.955	(59.405)
Receiving compensation for concessions	70,878	1,009,702	70,878	1,009,702
Linked collateral and deposits	(77,675)	306,502	(111,724)	306,527
Payment of charges from financing and loans	(63,100)	(75,665)	(87,972)	(84,605)
Remuneration received from equity participation	4,080	13,353	4,080	13,353
Others operational receiving and payments	15,195	3,952	85,863	9,604
	(50,622)	1,257,844	(38,875)	1,254,581

Net cash generated in operating activities	931,722	1,219,986	814,080	1,195,176
Financing Activities
Loans and financing obtained	-	23,915	-	56,113
Loans and financing payable – principal	(358,362)	(88,192)	(362,434)	(99,572)
Net financing activities	(358,362)	(64,277)	(362,434)	(43,459)
Investment Activities
Marketable securities	(93,494)	(551,408)	(93,494)	(551,408)
Acquisition of equity participation	(149,538)	(132,800)	(149,538)	(132,800)
Acquisition of fixed, intangible and financial asset	(75,832)	(32,255)	(76,568)	(38,096)
Others investments acquisition	(44,759)	-	(44,759)	-
Net cash investment activities	(363,623)	(716,463)	(364,359)	(722,304)

Increase in cash and cash equivalent	209,737	439,246	87,287	429,413
Cash and cash equivalent – beginning of period	272,874	367,539	395,324	423,018
Cash and cash equivalent – end of period	482,611	806,785	482,611	852,431

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Analysis of the results

Eletronorte 1Q 2014 x 4Q 2013

The Company presented in the 1Q14 a result 10,740.9% higher than the 4Q13, from a loss of R$ 10.4 million in 4Q13 to an income of R$ 1,108.4 million in 1Q14, mainly due to the following factors:

Short-term electricity: during the period, the company earned higher revenues on the sale of electricity short-term due to the increase in price for Settlement of Differences (PLD). This provided an increase of R$ 599.5 million in income from the Company, between the periods compared.

Provision for impairment of assets: in the 4Q13 a recognition of R$ 165.3 million occurred related to Samuel Hydroelectric Power Plants (R$ 102.2 million) and Curuá-Una (R$ 6.3 million), the Santana Thermal (R$ 11.1 million) and other assets for future use (R$ 45.7 million). In the 1Q14 period there was no significant change in this line item.

Operating Provisions and Reversal: in 4Q13 occurred recognition of a provision for onerous contracts in the amount of R$ 67.3 million. In addition, in the 4Q13, the Company held reclassification of reversals of provisions regarding the Early Retirement Plan to the Personnel  operating expenses item in the amount of R$ 135.4 million. In the 1Q14 there was no significant change in this regard.

Operating Revenue

In generation:

The supply of electricity decreased 1.8%, from R$ 387.9 million in 4Q13 to R$ 380.8 million in 1Q14. This variation presented no significant impact in the Company’s results.

The supply of electricity increased by 7.1% , from R$ 671.6 million in 4Q13 to R$ 719.2 million in 1Q14 , mainly due to the demand for energy traded on the Regulated Market of the energy generated by Tucuruí which increased from R$ 197.4 million between the periods. Considering this, the volume of electricity traded in short-term auctions decreased in the amount of R$ 101.0 million in the period compared.

The electricity sales in the short term increased by 246.3%, from R$ 243.4 million in 4Q13 to R$ 843.0 million in 1Q14, mainly due to the increase in price for Settlement of Differences (PLD) between periods.

The operation and maintenance of power plants decreased by 4.9%, from R$ 3.8 million in 4Q13 to R$ 3.6 million in 1Q14. This variation presented no significant impact in the Company’s results.

Transmission:

The operation and maintenance of transmission lines increased by 10.8%, from R$ 69.3 million in 4Q13 to R$ 76.8 million in 1Q14. This variation presented no significant impact in the Company’s results.

The Construction revenue decreased by 49.2% from R$ 92.3 million in 4Q13 to R$ 46.8 million in 1Q14. The reduction in this line item is explained by the decrease in the volume of construction in progress in the Company.

The remuneration of financial assets increased by 11.1%, from R$ 43.6 million in 4Q13 to R$ 48.4 million in 1Q14. This variation presented no significant impact in the Company’s results.

Other operating income:

The other operating income decreased by 15.2%, from R$ 59.0 million in 4Q13 to R$ 50.0 million in 1Q14. This variation presented no significant impact in the Company’s results.

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Operating Cost

The Operating costs decreased by 6.6%, from R$ 619.3 million in 4Q13 to R  578.5 million in 1Q14 . The main accounts and changes are highlighted below:

The Electricity purchased for resale increased by 12.8%, from R$ 20.2 million in 4Q13 to R$ 22.8 million in 1Q14.

This change has no significant impact in the Company’s results.

The Charges for use of transmission grid increased by 0.2%, from R$ 130.4 million in 4Q13 to R$ 130.6 million in 1Q14 . This change has no significant impact in the Company’s results.

The Personnel costs decreased by 11.8%, from R$ 155.7 million in 4Q13 to R$ 137.3 million in 1Q14. This decrease was due primarily to the impact of shutdowns promoted by Retirement Plan (PID).

The water resources usage increased by 151.9 % from R$ 31.2 million in 4Q13 to R$ 78.8 million in 1Q14. This variation is due mainly to the increase in the volume of energy because this rate varies according to the amount of generated electricity.

The construction cost reduced by 49.2%, from R$ 92.3 million in 4Q13 to R$ 46.8 million in 1Q14 . The variation is commented in operating revenue from transmission.

The Other operating costs, on average, showed no significant changes or impacts on the results of the Company.

Operating Expenses

The Operating expenses decreased by 75.0%, from R$ 626.6 million in 4Q13 to R$ 156.9 million in 1Q14. The main accounts and changes are highlighted below:

The Personnel expense changed by 349.6%, from R$ 25.5 million in 4Q13 to R$ 114.8 million in 1Q14, mainly due to the reclassification of reversals of provisions regarding the Early Retirement Plan (PID) to the Personnel operating expenses in the amount of R$ 135.4 million in 4Q13. Considering this effect, the effective variation in the period is therefore reduced by 28.6%, from R$ 160.6 million 4Q13 to R$ 114.8 million in 1Q14, justified by the result of the shutdowns promoted by the PID.

The Provisions and operational reversals decreased by 104.2%, from a provision of R$ 338.8 million in the 4Q13 to a reversal of provisions in 1Q14 in the amount of R$ 14.2 million, primarily due to the events occurred in 4Q13, such as: provision for onerous contracts amounting to R$ 67.3 million. In addition, in 4Q13 the Company held reclassification of reversals of provisions regarding the Early Retirement Plan (PID) to the Personnel operating expenses in the amount of R$ 135.4 million. Between 1Q14 there was no significant change in this line item.

In 4Q13 there was recognition of a provision for impairment of assets in the amount of R$ 165.3 million related to Samuel Hydroelectric Power Plants (R$ 102.2 million) and Curuá -Una (R$ 6.3 million) and Santana Thermoelectric (R$ 11.1 million) and Balbina (R$ 45.7 million).

The other operating expenses, on average, showed no significant changes or impacts on the results of the Company.

Financial Results

The Financial revenues increased 32.4%, from R$ 93.8 million in 4Q13 to R$ 124.2 million in 1Q14. This increase relates mainly to the recognition of penalty on suppliers for delay in delivery of products and services in the amount of R$ 12.9 million in 1Q14.

The Financial expenses decreased by 51.5%, from R$ 280.8 million in 4Q13 to R$ 136.3 million in 1Q14. This variation is due mainly to the impact of derivative contracts, which totaled R$ 98.6 million in 4Q13, against R$ 5.7 million in 1Q14 of expenses in the periods. This result is influenced, among other factors, by the american dollar and aluminum.

108

Marketletter

109

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q14
HEU Coaracy Nunes	78.00		145,249.77
Tucuruí Complex	8,535.00	4,140.00	14,108,384.77
HEU Samuel	216.75	92.70	304,096,87
HEU Curuá-Una	30.30	24.00	63,782.61
UTE Rio Madeira	119.35	-	0.00
UTE Santana	177.74	-	145,179.09
UTE Rio Branco I	18.65	-	0.00
UTE Rio Branco II	32.75	-	0.00
UTE Rio Acre	45.49	-	0.00
UTE Senador Arnon Afonso Farias de Mello Use granted to Boa Vista Energia as of February 10, 2010	85.99	-	-
TOTAL	9,340.02		145,249.77

Unit	Location (State)	Beginning of Operation	End of Operation
HEU Coaracy Nunes	AP	Oct-75	Dec-42
Tucuruí Complex	PA	Nov-84	Jul-24
HEU Samuel	RO	Jul-89	Sep-29
HEU Curuá-Una	PA	Jul-77	Jul-28
TEU Electron Use granted to Amazonas Energia	AM	Jun-05	Jul-20
TEU Rio Madeira	RO	Apr-68	Spet-18
TEU Santana	AP	Jan-93	May-19
TEU Rio Branco I	AC	Feb-98	Jul-20
TEU Rio Branco II	AC	Apr-81	Jul-20
TEU Rio Acre	AC	Apr-94	Oct-20
TEU Senador Arnon Use granted to Boa Vista Energia as of February 10, 2010	RR	1st Unit (turb, 2) dec/1990; 2nd Unit (turb, 1) jun/1991; 3rd Unit (turb, 3) dec/1993	Aug-24

1.2.SPE

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q14
EAPSA - Energia Águas Da Pedra S.A.	UHE Dardanelos	261	154.9	544,046.35
Amapari Energia S.A.	UTE Serra do Navio	23.28	21.00	32,592.85
Brasventos Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	68.47	22.8	43,316.00
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	58.45	21.9	22,572.00
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	60.12	21.1	37,238.00

110

Unit	Participation %	Location (State)	Beginning of Operation	End of Operation
EAPSA - Energia Águas da Pedra S.A. UHE Dardanelos	24.50	MT	Aug-11	Jul-42 (35 years)
Amapari Energia S.A. UTE Serra do Navio	49	AP	Jun-08	May-37
Brasventos Miassaba 3 Geradora de Energia S.A	24.50	RN	Jul-14	Aug-45 (35 years)
Brasventos Eolo Geradora de Energia S.A.	24.50	RN	Jul-14	Dec-45 (35 years)
Rei dos Ventos 3 Geradora de Energia S.A.	24.50	RN	Jul-14	Dec-45 (35 years)

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q14
Eletrobras	MWh	-
	R$ million	-
Others	MWh	209,440.8
	R$ million	22,8

2.2.SPE - NA

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law (not from quotas)

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A	44,81	327,467.98
	B	40,51	202,305.48
Others	A	487,74	3,656,408.71
	B	527,91	4,585,919.95
Total	A	532,55	3,983,876.69
	B	568,43	4,788,225.43

A – Regulated environment – Revenue not from quotas

B - Through free market agreements or bilateral contracts

3.1.2. Energy sold by enterprises affected by 12,783 law (O&M)

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A	-	-
	B	18,19	290,130.68
Others	A	-	-
	B	-	-
Total	A	-	-
	B	18,19	290,130.68

A – Regulated environment – Revenue from quotas

B - Through free market agreements or bilateral contracts

Obs.: The enterpirse is the UHE Coaracy Nunes and the energy goes to the bilateral contract with CEA.

111

r

3.2.SPE

Buyer	Sale model	Unit	1Q14
Eletrobras System	A	R$ Million	-
		MWh	-
	B	R$ Million	-
		MWh	-
Others	A	R$ Million	52,7
		MWh	327,333.00
	B	R$ Million	81.38
		MWh	143,271.73
Total	A	R$ Million	52.7
		MWh	327,333.00
	B	R$ Million	81,38
		MWh	143,271.73

(*) Were considered the wind power plants, that still not went into operation.

4.CCEE settlement (Spot and MRE)

	Unit	1Q14
Sale	R$ Million	977.81
	MWh	5,986,361.89
	MW average	2,770.18
Purchase	R$ Million	199.15
	MWh	393,164.21
	MW average	181.94
Net	R$ Million	778.66
	MWh	5,593,197.68
	MW average	2,588.25

   5.Fuel for production of electric energy

Type	Unit	1Q14
Diesel oil	litre	40,244,000
	R$ Million	98,597,627.50

6.Losses in generation - %

1Q14
0.07%

7.Average price– R$/MWh

7.1.Own assets – enterprises not affected by 12,783 Law

1Q14
125.51

7.1.1 Own assets – enterprises renewed in terms of the 12,783 Law – O&M

1Q14
62.68

7.2.SPE

SPE	1Q14
EAPSA Amapari	160.48 517.97
Miassaba 3	603.77
Eolo	677.83
Rei dos Ventos	620.33

112

8.Extension of transmission lines - Km

8.1.Own assets

       8.1.1.Transmission line

8.1.1.1. Transmission Lines – enterprises not affected by 12,783 law

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession
Isolated System	0.00
Total Isolated System	0.00
Interlinked System
São Luiz II - São Luiz III	35.94	230	May/10	03/17/2038
Ribeiro Gonçalves - Balsas	95.00	230	Dec/11	01/28/2039
Porto Velho - Abunã - C2	188.00	230	feb/14	11/19/2039
Abunã - Rio Branco - C2	302.00	230	jan/14	11/18/2039
Lechuga/Jorge Teixeira – C1	29.54	230	feb/14	07/12/2040
Lechuga/Jorge Teixeira – C2	29.54	230	feb/14	07/12/2040

Sub-Total 230 kV	680.02
Interlinked System Total	680.02
Isolated + Interlinked System	680.02

8.1.1.2. Transmission Lines – enterprises renewed in terms of the 12,783 law – O&M

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession
Isolated System
Boa Vista- Santa Elena	190.20	230	jun/01	Dec/42 (1)
Sub-Total 230 kV	190.20
Coaracy Nunes - Santana - C1	108.00	138	Oct/75	Dec/42 (1)
Coaracy Nunes - Santana - C2	109.00	138	Feb/05	Dec/42 (1)
Santana - Portuária	4.00	138	Apr/96	Dec/42 (1)
Coaracy Nunes - Tartarugalzinho	87.00	138	Jun/00	Dec/42 (1)

Sub-Total 138 kV	308.00
Santana - Macapá II	20.00	69	Nov/96	Dec/42 (1)
Santana - Equatorial	13.00	69	Aug/00	Dec/42 (1)
Tartarugalzinho - Calçoene	130.00	69	Dec/01	Dec/42 (1)
Tartarugalzinho - Amapá	17.00	69	Feb/02	Dec/42 (1)
Santana - Santa Rita	12.60	69	Dec/07	Dec/42 (1)
Equatorial - Santa Rita	5.09	69	Sep/08	Dec/42 (1)
Sub-Total 69 kV	197.69
Isolated System Total	695.89
Interlinked System
Colinas - Miracema	173.97	500	Mar/99	Dec/42
Imperatriz - Colinas	342.60	500	Mar/99	Dec/42
Imperatriz – Marabá - C1	181.09	500	Apr/81	Dec/42
Imperatriz – Marabá - C2	181.82	500	Mar/88	Dec/42
Tucuruí – Marabá – C1	222.14	500	Oct/81	Dec/42
Tucuruí – Marabá – C2	221.70	500	Feb/88	Dec/42
Tucuruí - Vila do Conde	327.10	500	Dec/81	Dec/42
Tucuruí (Usina) - Tucuruí (Se)	10.71	500	Nov/84 to May/05	Jul/24 (3)
Pres. Dutra - Boa Esparança	205.39	500	Jan/00	Dec/42
Imperatriz - Pres. Dutra - C1	386.60	500	Oct/82	Dec/42
Imperatriz - Pres. Dutra - C2	385.30	500	Jan/00	Dec/42
Miranda II - Pres. Dutra – C1	195.50	500	Jul/84	Dec/42
São Luiz II - Miranda II – C2	106,80	500	Mar/86	Dec/42
Sub-Total 500 kV	3,243.32	500		Dec/42
Altamira - Rurópolis	330.02	230	Oct/88	Dec/42
Guamá - Utinga - C1	19.40	230	Dec/81	Dec/42
Guamá - Utinga - C2	19.40	230	Dec/81	Dec/42

113

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession
Tucuruí - Altamira	317.60	230	Jun/98	Dec/42
Utinga - Castanhal	69.27	230	Dec/94	Dec/42
Castanhal - Santa Maria	25.04	230	Dec/94	Dec/42
Vila do Conde - Guamá - C1	49.30	230	Apr/81	Dec/42
Vila do Conde - Guamá - C2	49.30	230	Dec/82	Dec/42
Marabá - Carajás	145.00	230	Oct/04	Dec/42
Carajás - Integradora	83.00	230	Aug/08	Dec/42
Imperatriz - Porto Franco	110.10	230	Oct/94	Dec/42
São Luiz II - Miranda II	105.30	230	Nov/02	Dec/42
São Luiz II - São Luiz I - C1	18.60	230	Jan/83	Dec/42
São Luiz II - São Luiz I – C2	19.00	230	Sep/88	Dec/42
Miranda II - Peritoró	94.20	230	Dec/02	Dec/42
Pres. Dutra - Peritoró	115.00	230	Mar/03	Dec/42
Peritoró - Coelho Neto	223.00	230	Jul/06	Dec/42
Coelho Neto - Teresina	127.10	230	Sep/06	Dec/42
São Luiz II - UTE São Luiz	0.05	230	Jan/82	Dec/42
Barra Peixe – Rondonópolis – C1	217.00	230	Oct/97	Dec/42
Rondonópolis - Coxipó - C1	187.80	230	Sep/88	Dec/42
Rondonópolis - Coxipó - C2	187.80	230	Jul/84	Dec/42
Coxipó - Nobres	112.41	230	Sep/96	Dec/42
Nobres – Nova Mutum - C1	104.57	230	Sep/96	Dec/42
Nova Mutum – Lucas do Rio Verde - C1	93.80	230	Sep/96	Dec/42
Lucas do rio Verde - Sorriso C-1	52.50	230	Sep/96	Dec/42
Sinop - Sorriso C-1	86.43	230	Sep/96	Dec/42
Barra Peixe – Rondonópolis – C2	216.79	230	Mar/08	Dec/42
Rio Verde (C. Magalhães) - Rondonópolis	177.83	230	Jul/83	Dec/42
Jauru - Coxipó - C1	366.00	230	Jun/03	Dec/42
Jauru - Coxipó - C2	366.00	230	Jun/03	Dec/42
Abunã - Rio Branco	302.00	230	Nov/02	Dec/42
Ariquemes - Jarú	83.82	230	Sep/94	Dec/42
Jarú - Ji-Paraná	80.69	230	Sep/94	Dec/42
Samuel - Ariquemes	151.60	230	Aug/94	Dec/42
Samuel - Porto Velho – C1	40.55	230	Jul/89	Dec/42
Samuel - Porto Velho – C2	40.55	230	Jul/89	Dec/42
Samuel (Usina) - Samuel (SE)	2.85	230	Jul/89	Sep/29 (3)
Porto Velho - Abunã	188.00	230	May/02	Dec/42
Ji-Paraná - Pimenta Bueno	117.80	230	Jun/08	Dec/42
Pimenta Bueno – Vilhena	160.20	230	Oct/08	Dec/42
Sub-Total 230 kV	5,256.67
Tucuruí-Vila - Cametá	214.21	138	Aug/98	Dec/42
Curuá-Uma - Tapajós-Celpa	68.80	138	Jan/06	Jul/28(3)
Coxipó - São Tadeu	44.17	138	Jul/81	Dec/42
São Tadeu - Jaciara	77.92	138	Jul/81	Dec/42
Jaciara - Rondonopolis-Cemat	70.00	138	Jul/81	Dec/42
Couto Magalhães - Rondonopolis-Cemat	176.00	138	Apr/81	Dec/42
Sub-Total 138 kV	651.10
Tucuruí - Tucuruí Vila	2.30	69	Jul/97	Dec/42
Tucuruí (Usina) - Tucuruí (SE)	1.40	69	Jan/80	Dec/42
Tucuruí (Usina) - Tucuruí (SE)	1.40	69	Dec/85	Dec/42
Sub-Total 69 kV	5.10
Interlinked System Total	9,156.19
Total	9,852.08

General Total	10,532.10

114

8.1.2.Substation

8.1.2.1. Substation  – enterprises not affected by 12,783 law

Substation	Transformation capacity	Localization	Beginning of Operation	End of operation

Ribeiro Gonçalves	350.00	Maranhão	12/04/11	Jan/39
Balsas	100.00	Maranhão	12/04/11	Jan/39
São Luis III	300.30	Maranhão	05/30/10	Mar/38
Miranda II (ATR1)	450.00	Maranhão	11/28/10	Jan/39
Lucas do Rio Verde (Só Autotrafo)	75.00	Mato Grosso	04/28/13	Jun/41
Nobres	200.00	Mato Grosso	09/20/13	Dec/41
Total	1,475.30

8.1.2.2. Substation  – enterprises renewd in terms of 12,783 law – O&M

Substation	Transformation capacity	Localization	Beginning of Operation	End of operation

Altamira	120.30	Pará	06/98	Dec/42
Cametá	23.55	Pará	08/98	Dec/42
Carajás	0.30	Pará	11/06	Dec/42
Guamá	354.00	Pará	12/81	Dec/42
Marabá	1,063.80	Pará	10/81	Dec/42
Rurópolis	200.60	Pará	12/98	Dec/42
Santa Maria	500.15	Pará	09/95	Dec/42
Tucuruí	619.00	Pará	10/81	Dec/42
Transamazônica	60.30	Pará	12/98	Dec/42
Tucuruí-Vila	58.44	Pará	06/99	Dec/42
Utinga	602.00	Pará	12/81	Dec/42
Vila do Conde	3,549.40	Pará	12/81	Dec/42
São Luis I	401.73	Maranhão	12/82	Dec/42
São Luis II	2,079.00	Maranhão	12/82	Dec/42
Miranda II	500.60	Maranhão	06/98	Dec/42
Peritoró	300.11	Maranhão	12/82	Dec/42
Presidente Dutra	747.61	Maranhão	12/82	Dec/42
Coelho Neto	130.00	Maranhão	01/00	Dec/42
Imperatriz	1,842.17	Maranhão	12/82	Dec/42
Porto Franco	266.50	Maranhão	02/94	Dec/42
Colinas	1.50	Tocantins	03/99	Dec/42
Miracema	362.50	Tocantins	03/99	Dec/42
Barra do peixe	150.60	Mato Grosso	11/93	Dec/42
Couto Magalhães	15.11	Mato Grosso	10/81	Dec/42
Coxipó	571.20	Mato Grosso	07/87	Dec/42
Jauru	600.45	Mato Grosso	06/03	Dec/42
Nova Mutum	60.60	Mato Grosso	09/96	Dec/42
Rondonopolis	200.90	Mato Grosso	07/83	Dec/42
Sinop	356.00	Mato Grosso	09/96	Dec/42
Sorriso	60.60	Mato Grosso	09/96	Dec/42
Epitaciolândia	22.10	Acre	03/08	Dec/42 (2)
Sena Madureira	18.75	Acre	10/08	Dec/42 (2)
Rio Branco	422.95	Acre	11/12	Dec/42
Ariquemes	120.30	Rondônia	08/94	Dec/42
Ji-Paraná	320.60	Rondônia	09/94	Jan/42
Porto Velho	525.60	Rondônia	07/89	Dec/42
Abunã	110.60	Rondônia	05/02	Dec/42
Samuel	0.30	Rondônia	07/89	Dec/42
Pimenta Bueno	110.60	Rondônia	06/08	Dec/42
Vilhena	120.60	Rondônia	10/08	Dec/42
Jaru	30.15	Rondônia	09/97	Dec/42
Coaracy Nunes	40.08	Amapá	11/75	Dec/42 (1)
Portuária	20.05	Amapá	04/96	Dec/42 (1)
Amapá	10.08	Amapá	12/01	Dec/42 (1)

115

Substation	Transformation capacity	Localization	Beginning of Operation	End of operation
Tartarugalzinho	40.22	Amapá	06/00	Dec/42 (1)
Calçoene	10.08	Amapá	05/02	Dec/42 (1)
Santana	120.45	Amapá	10/75	Dec/42 (1)
Santa Rita	80.03	Amapá	12/07	Dec/42 (1)
Equatorial	79.95	Amapá	08/00	Dec/42 (1)
Macapá II	53.43	Amapá	11/96	Dec/42 (1)
Boa Vista	201.65	Roraima	07/01	Dec/42 (1)
Total	18,257.57
General Total	19,732.87

8.2.SPE

8.2.1.Transmission Lines

SPE	Transmission lines From – To	Participation %	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	49.00	193	230	Aug-05	Feb-34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	37.00	695	500	May-08	Apr-36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	49.71	402	230	Sep-09	Mar-38
Transmissora Matogrossense de Energia S.A. – TME	LT Jauru / Cuiabá, em 230 kV, Mato Grosso	49.00	348	500	Nov-11	Nov-39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	30.00	559	500	Mar-13	Oct-38

8.2.2.Substation

SPE	Transmission lines From – To	Participation %	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Estação Transmissora de Energia S.A. (trensferred to Eletronorte)	Estação Conversora 01 CA/CC, 500/±600 KV e à Estação Inversora 01 CC/CA, ±600/500 kV	100.00	-	500/ ±600	Mar-13	Feb-39

9.Transmission losses - % - NA

116

Marketletter

10.Main investments of parent company – R$ million

Projeto	1Q14	2014 budget
Generation	2,629,923	64,171,782
HPU Coaracy 2nd stage	0	5,000,000
Generation system maintenance	2,627,370	24,038,182
HPU Curuá-Una-Amplia	2,553	1,500,000
Generation System increase	0	33,633,600
Transmission	57,401,964	409,199,023
Implementation TL Rio Branco - Cruzeiro do Sul	24,850,000	40,061,000
Reinforcement of the Isolated System	1,170,468	16,410,000
ST Norte/Nordeste MA	49,692	5,000,000
Transmission system maintenance	1,770,738	35,000,000
Reinforcement of interconnected system	29,561,066	312,728,023
Others	1,578,314	56,690,195
Preservation and conservation	1,074,447	38,590,195
Infrastructure	0	1,050,000
Infrastructure	849	1,050,000
Infrastructure	57,018	15,000,000
Headquarters	446,000	1,000,000
Total	61,610,201	530,061,000

11.New investments

11.1.Generation

11.1.1.Own assets - NA

11.1.2.SPE

SPE	Unit	Location (State	Installed Capacity MW	Assured Energy	Beginning of Operation	Beginning of Construction	End of concession
			Total
Norte Energia S.A.	UHE Belo Monte	PA	11,33	4,571	Feb-15	Jun-11	Aug-45 (35 years)
Cia. Energética Sonop S.A.	UHE Sinop	MT	400	239.8	Jan-18	Dec-13	Feb-49 (35 years)

11.1.2.1. SPE

SPE	Unit	Investiment (R$ million)		Physical Schedule done (%)	Participation (%)	Partners
		Total	Realized
Norte Energia S.A.	UHE Belo Monte	29,375.00 Final base work 25.885,00 Basis April/10	14,162.5	48.2	19.98	ELETROBRAS / CHESF / PRIVADOS
Cia. Energética Sinop S.A.	UHE Sinop	1,804.81	-	-	24.50	CHESF / ALUPAR

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Marketletter

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

From - To	Total of investment R$ million	Extension of lines - KM	Tension	Beginning of Operation	End of concession
Jorge Teixeira – Lechuga (AM)	35,533	30	230	Feb/13	Jul/40
Jorge Teixeira – Lechuga (AM) SE Lechuga (auction 02/12)	58,000	30	230	Apr/14	May/42

11.2.1.2. Substations

SE	Total of investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE Rio Branco I – AT2 230/138/13,8KV	10,516 (basis dec/2010)	55 MVA	AC	Sep/13	Jun - 43
SE Nobres – AT1/AT2 230/138kV	16,968 (basis sep/2011)	100 MVA	MT	Oct/13	Oct - 41
SE Sinop - AT3 230/138kV	11,937 (basis jun/11)	100 MVA	MT	Sep/13	Sep – 43
SE Miracema TR2 500/138/13,8kV	25,6 (basis dec/10)	3 x 60 MVA	MA	Oct/13	Mai-43

11.2.2.SPE

11.2.2.1.Transmission lines

SPE	From-To	Participation %	Total of investment R$ million	Extension of lines KM	Tension	Beginning of Operation	End of concession	SPE
Norte Brasil Transmissora de Energia S.A	Coletora Porto Velho (RO) – Araraquara (SP)	24.50	2,900.,3	2,327.5	2,375	±600	Aug-14	Feb-39
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	49.00	640.0	425.2	987	230	Oct-14	Nov-39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) e Equador (RR) - Boa Vista (RR), circuito duplo e SEs Equador (RR) Boa Vista (RR)	49.00	1,110.0	81.3	715	500	LT: Mar-16 CE: Dec-14	Jan-42

11.2.2.2.Substations - NA

12. Loans and financing – R$ million

118

ter

Local currency – LC

Creditor	Balance 03.31.14	Due Date	Index
Eletrobras ECF-2092/01	207.97	12/2023	RGR+8,42%py
Eletrobras ECF-2272/02	317.37	05/2018	RGR+7% py
Eletrobras ECF-2273/02	71.20	09/2017	RGR+7% py
Eletrobras ECF-2710/08	7.95	04/2016	RGR+7% py
Eletrobras ECF-2757/09	127.72	06/2021	IPCA+7%py
Eletrobras ECF-2758/08	25.08	06/2021	IPCA+7% py
Eletrobras ECF-2794/09	1,531.55	12/2029	IPCA+7% py
Eletrobras ECF-2818/10	69.90	10/2021	IPCA+7% py
Eletrobras ECF-2934/11	383.89	01/2023	IPCA+7% py
Eletrobras ECF-3038/13	72.87	07/2020	SELIC
BNDES-03.2.782.3.1	255.06	09/2016	TJLP+3,5 % py
BNDES-09.02.1355.1	30.24	11/2024	TJLP+2,5% py
BNDES-10.20.2677	10.43	11/2024	TJLP+2,5% py
Banco do Brasil	7.72	01/2018	8,5 % py
Banco do Nordeste	67.64	06/2031	8,5% py
Banco do Brasil	6.54	12/2026	8,5% py
Banco da Amazônia	24.26	01/2029	8,5% py
BNDES-11.2.13181.1	136.62	03/2027	TJLP+2,12 e 1,72 py
BNDES-11.2.0281.-ETE	496.32	11/2028	TJLP+2,12 py
BANCO DA AMAZÔNIA-ETE	242.10	07/2031	8,5% py

Foreign currency – FC

Creditor	Balance 03.31.14	Due Date	Index
Eletrobras ECR-257/97– BID	350,65	04/2025	US$+6,83% py
Eletrobras ECR-259/98 – CAF	18,07	08/2015	Libor+3,58%py
Eletrobras ECR – 260/98 – Eximbank	144,98	04/2025	Yen+3,5 % py
Credit National 121/0118	0,00	12/2016	EUR+3,5% py
Credit National 121/0122	0,04	12/2016	EUR+3,5% py
D.M.L.P – Tesouro Nacional	0,47	04/2014	US$+8% py

13.Contracts

13.1.Loans and financing – R$ million

13.1.1.Parent company

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity
Generation	289,09	299,88	286,55	218,41	178,59	1,428,34	2,700,86
Transmission	179,30	163,90	162,20	155,60	140,40	1.085,70	1,887,10
Energy tradings	12,80	5,90
By creditor
Eletrobras	317,90	310,20	308,75	306,98	259,15	1.596,09	3,099,07
Others	163,29	159,48	140,00	67,03	59,84	917,95	1,507,59

13.1.2.SPE

Loans and financing	2014	2015	2016	After 2016
By activity
Generation	12,693,685,010.75	13,548,909,710.78	14,467,733,709.73	-
Transmission	2,825,347,265.35	2,761,958,930.07	2,299,105,691.80	-
Energy tradings
By creditor
Eletrobras	9,506,462,874	9,897,804,479	9,998,504,541	-
Others	6,012,569,401.90	6,413,064,162.06	6,768,334,860.31	-

119

14.Number of employees  (including requested employees from other Eletrobras companies and excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14
Up to 5	21
6 to 10	236
11 to15	18
16 to 20	18
21 to 25	121
beyond 25	186
Total	600

Transmission

Composition of employees by tenure (Years)	1Q14
Up to 5	72
6 to 10	327
11 to15	57
16 to 20	42
21 to 25	159
beyond 25	446
Total	1,103

Administration

Composition of employees by tenure (Years)	1Q14
Up to 5	77
6 to 10	503
11 to15	8
16 to 20	16
21 to 25	304
beyond 25	458
Total	1,366

14.2.By region

State	Number of employees
1Q14
Acre	133
Amazonas	11
Amapá	170
Maranhão	348
Mato Grosso	197
Pará	454
Rondônia	237
Roraima	48
São Paulo	37
Tocantins	54
Tucuruí	278
Distrito Federal	1,102

14.3.By departments

Department	Number of employees
1Q14
Field	1,366
Administrative	1,703

120

15.Complementary work force

Operational	1Q14
380

16.Turn-over

1Q14
0.23

121

Balance Sheet

(R$ thousand)

Assets	03.31.14	12.31.13
Current Assets
Cash and cash equivalents	4,965	6,917
Marketable securities	126,924	33,190
Consumers	165,630	107,608
Taxes and social contribution	60,310	70,425
Storage Nuclear fuel	343,730	343,730
Stored goods	135,562	129,133
Other	49.098	39,165
	886,219	730,168
Non-Current Assets
Long-term assets
Marketable securities	275,364	281,006
Stored Nuclear fuel	450,678	507,488
Linked deposits	60,302	45,650
Other	22,875	22,875
	809,219	857,019
Property, plant and equipment	9,347,902	9,263,371
Intangible	54,637	48,344
	10,211,758	10,168,734
Total Assets	11,097,977	10,898,902

122

tletter

Liabilities and Stockholders’ Equity	03.31.14	12.31.13
Current Liabilities
Suppliers	147,800	206,545
Loans and financing	332,830	263,324
Taxes and social contributions	36,029	67,363
Estimated obligation	89,215	76,878
Sector charges	52,198	49,857
Post-retirement benefits	9,242	7,955
Early Retirement Program Provision	111,387	-
Other	58,627	60,565
	837,328	732,487
Non-Current Liabilities
Suppliers	92,869	91,728
Loans and Financing	3,133,562	2,964,709
Provision for risks	97,211	95,004
Post-retirement benefits	45,614	44,135
Demobilization of assets obligation	1,155,186	1,136,342
Early Retirement Program Provision	197,553	-
	4,721,995	4,331,918
Stockholders’ Equity
Social capital	6,607,258	6,607,258
Accrued losses	(1,052,080)	(758,527)
Other comprehensive income	(16,524)	(14,234)
	5,538,654	5,834,497
Total Liabilities and Stockholders’ Equity	11,097,977	10,898,902

123

Statement of Income

(R$ thousand)

	2014	2013
Net Operating Revenue	489,001	427,104
Operating cost	(339,976)	(341,871)
Gross operating income	149,025	85,233
Operating Expense	(371.858)	(57,532)
Electric energy service result	(222.833)	27,701
Financing result	(47,094)	(35,380)
Income before tax	(269.927)	(7,679)
Tax and Social contribution	(23,626)	(8,344)
Net income (loss) for the period	(293.553)	(16,023)
Income attributable to controlling shareholders	(293.553)	(16,023)
Base and diluted income (loss) per share (R$)	(0.0112)	(0.0006)

124

Cash Flow

(R$ thousand)

	2014	2013
Operating Activities
Net income for the period	(269.927)	(7.679)
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation of permanent assets	87,033	69,498
Property, plant and equipment discharges	370	(211)
Intangible amortization	2,786	1,884
Intangible discharges	-	(44)
Write-off and update of legal deposits	(9,636)	-
Raw material consumption and stored material	95,242	93,497
Monetary Variations- loans and financing	18,776	(872)
Debt charges – loans and financing	8,602	8,255
Income fund decommissioning	10,326	4,913
Post-retirement benefit– actuarial provision	2,828	11,707
Income participation	-	7
Vacation provisions	(6,230)	(1,757)
Early Retirement Program Provision	308,940	-
Provision for credits of questionable liquidation	149	4,208
Adjustment to present value of the decommissioning asset	18,844	12,084
Provision for risks	2,207	(8,175)
Global Reversal Reserve	15,447	-
Other adjustments	-	16,264
	285,757	203,579
Variation - (increase) and decrease in operating assets
Clients	(58,022)	116,821
Stored materials	(44,862)	(61,700)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	10,115	(1,973)
Decommissioning Fund	-	(10,845)
Linked Funds and deposits	(5,016)	(33,105)
Other operating assets variations	175	60,393
	(97,610)	69,591
Variation – increase and (decrease) – in operating liabilities
Suppliers	(76,380)	(79,140)
Taxes (except Income tax and Social Contribution)	(31,334)	12,075
Payment-roll obligations and vacation provision	18,567	5,338
Income participation	-	(60)
Post-employment benefits	2.965	(2,843)
Other comprehensive income	(2.290)	3,349
Payment to Fundação Real Grandeza	(3,027)	(2,231)
Other variations in operating liabilities	(38.670)	(22.043)
	(130,169)	(85,555)
Resources from operating activities	57,978	187,615
Financing Activities - increase and (decrease)
Long-term loans and financing obtained	210,000	-
Financing payments on a short-term basis	(9,442)	(9,801)
Payment of IOF and debt charges	(16,773)	(16,611)
Payment advance of short term financing charges	(10,257)	-
Resources from loans and financing activities	173,528	(26,412)
Investment Activities - increase and (decrease)
Acquisition of property, plant and equipment assets	(128,180)	(180,952)
Acquisition of intangible	(9,079)	(2,886)
Financial Investment on marketable securities	(249,684)	-
Redemption of securities	153,485	111,886
Resources applied in investment activities	(233,458)	(71,952)
Increase in cash and cash equivalent	(1,952)	89,251
- Cash and cash equivalent – beginning of period	6,917	131,354
- Cash and cash equivalent – end of period	4,965	220,605
Increase in cash and cash equivalent	(1,952)	89,251

125

Analysis of the result

1st Quarter 2014 x 4th Quarter 2013

Eletronucelar presented in the 1Q14 a net loss 60% lower than the loss reported in the previous quarter, from a loss of R$ 735.7 million in 4Q13 to a loss of R$ 293.5 million in 1Q14, mainly due to the provision, in 2013, for impairment of Angra 3 in the amount of R$ 532.5 million in 2014 and the provision for the Retirement Program of R$ 308.9 million related to employees who signed the Program.

Net Operating Revenues

With the new commercialization model of electric power of Angra 1 and Angra 2 units regulated by ANEEL a quarterly revenue of R$ 525.6 million was fixed for 2014, 11.7% higher than the revenue of R$ 470.7 million established for the 4Q13.

In 4Q13 the negative energy deviation of the year 2013 was recorded in the amount of R$ 110.7 million charged to the Energy sales line. This value will be returned for concessionaires, permittees or authorized for public distribution service in the National Interconnected System - SIN in twelve installments during the year 2014.

In 1Q14 the forecast of the positive energy deviation was recorded for the year 2014 in the amount of R$ 58 million credited to the energy sales line. T This value will be returned for concessionaires, permittees or authorized for public distribution service in the National Interconnected System - SIN in twelve installments during the year 2015.

Operating Cost

The Operating costs decreased by 15.3%, from R$ 385 million in 4Q13 to R$ 326 million in 1Q14, mainly due to the adjustment of depreciation made in 4Q13 at Angra 1 in accordance with CPC 27.

The Other costs showed no significant variation.

Operating Expenses

The Operating expenses decreased by 44.8%, from R$ 672.8 million in 4Q13 to R$ 371.9 million in 1Q14 mainly due to:

The Provision of the adjustment of the historical values of litigation in the amount of R$ 27.6 million; provision for impairment of Angra 3 in the amount of R$ 532.5 million reported in 2013.

Provision for the Early Retirement Plan in the amount of R$ 308.9 million related to employees who signed the Program, recorded in 2014.

Other costs showed no significant variation.

Financial Results

The financial result increased by 135%, from R$ 20 million in 4Q13 to R$ 47.1 million in 1Q14 mainly due to:

The income from the Banco do Brasil financial Fund for the decommissioning of Angra 1 and 2 Nuclear Power Plants and was the main item that affected this result , representing an increase of R$ 25 million, due to its indexing still be linked to North American currency  with the depreciation in the first quarter.

126

Market Data

1.Generation Assets and Energy generated

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated – MWh
			1Q14
Angra I	640	509,8	1,299,694,18
Angra II	1,350	1,204,7	2,939,049,94
Total	1,990	1,714,5	4,238,744,12

Unit	Location (State)	Beginning of Operation	End of concession = Useful Economic Life
Angra I	Rio de Janeiro	01/1985	12/2024
Angra II	Rio de Janeiro	09/2000	08/2039

2. Electric energy purchased for resale  - NA

3. Energy sold

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A
	B	15,9	110,411,34
Others	A
	B	541,2	3,763,671,02
Total	A
	B	557,1	3,874,082,36

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE) - NA

5. Fuel used to produce electricity

Type	1Q14
	Kg	R$ Million
Uranium	72,101	85,1

6. Losses in generation - %

1Q14
2.11%

7.Average price– R$/MWh

1Q14
143.80

8. Extension of transmission lines - Km – NA

9. Transmission losses - % - NA

127

Marketletter

10.Main investments of parent company– R$ million

Project	1Q14	2014 budget
Generation
Angra 1 and 2	29,7	405,7
Angra 3	155,2	2,110,8
Others	9,6	45,3
Total	194,5	2,561,8

11. New investments

Generation

Unit	Location (State)	Investment R$ million			Guaranteed energy (MW)	Beginning of Operation	Beginning of construction	End of concession
		Total	Realized	Total
Implementation of the Angra 3 Nuclear Plant	State of Rio de Janeiro / Municipality of Angra dos Reis	13,016,5 (basis: Dec 2012 – Direct Costs)	3,728,3	14,822,3 millions	1,214,2 MWavg	05/2018	07/08	not applicable

For the realized of R$ 4,260,8 million, was excluded provision for impairment of R $ 532,5 million = R $ 3,728,3 million, To the total budget, was considered impairment base of R$ 15,534 million and excluded the provision for own impairment of R$ 532,5 million = R$ 14,822,3

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03,31,14	Date Due	Index
Eletrobras	1,071,7	01,2038	UFIR
BNDES	2,124,5	06,2036	TJLP
CEF	265,5	05,2014	-

Foreign currency – FC - NA

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	309,0	56,7	77,6	97,9	129,4	2,791,1
Generation	309,0	56,7	77,6	97,9	129,4	2,791,1
By creditor	309,0	56,7	77,6	97,9	129,4	2,791,1
Eletrobras	37,7	56,7	47,3	34,2	61,4	834,4
BNDES	5,8	0	30,3	63,7	68,0	1,956,7
CEF	265,5	0	0	0	0	0

128

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Tenure in years	1Q14
Up to 5	397
6 to 10	345
11 to15	304
16 to 20	166
21 to 25	126
beyond 25	504
Total	1,842

Administration

Tenure in years	1Q14
Up to 5	148
6 to 10	137
11 to15	59
16 to 20	10
21 to 25	79
beyond 25	280
Total	713

14.2.By region

State	Number of employees
1Q14
Rio de Janeiro	2,550
Federal District	5

14.3.By departments

Departments	Number of employees
1Q14
Field	1,842
Administrative	713

15.Complementary work force- NA

16.Turn-over

1Q14
0.0043

129

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	03.31.14	12.31.13	03.31.14	12.31.13
Current Assets
Cash and cash equivalents	558,082	771,597	576,729	773,711
Consumers	118,187	109,700	120,771	112,048
Financing asset – public service concession	60,377	59,775	63,356	62,760
Compensation credits – Law 12,783/13	433,889	391,107	433,889	391,107
Renegotiated energy credits – Law 8,727/93	98,338	134,193	98,338	134,193
Dividends to receive	3,793	3,793	2,057	2,057
Taxes to recover	83,353	70,078	83,354	70,082
Colateral, deposit and linked funds	14,254	25,696	14,254	25,626
Stored materials	35,729	35,745	35,729	35,745
Other assets	77,231	66,042	77,871	66,058
	1,483,233	1,667,656	1,506,348	1,673,387
Non-current Assets
Compensation credits – Law 12,783/13	130,369	228,146	130,369	228,146
Renegotiated energy credits – Law 8,727/93	409,735	374,261	409,735	374,261
Taxes to recover	23,558	25,901	23,558	25,901
Deferred fiscal asset	90,939	161,226	90,939	161,226
Redeemable preferred shares	79,510	-	79,510	-
Advance for future capital increase	233,220	208,629	218,720	208,629
Financing asset – public service concession	2,000,514	2,004,960	2,082,864	2,088,177
Colateral, deposit and linked funds	104,467	113,915	107,190	116,752
Other assets	33,950	33,762	29,420	29,188
	3,106,262	3,150,800	3,172,305	3,232,280
Investments	2,611,542	2,524,606	2,553,794	2,468,677
Property, plant and equipment	2,353,999	2,378,241	2,353,999	2,378,241
Intangible	162,708	164,932	177,856	180,261
	8,234,511	8,218,579	8,257,954	8,259,459
Total Assets	9,717,744	9,886,235	9,764,302	9,932,846

130

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	03.31.14	12.31.13	03.31.14	12.31.13
Current Liabilities
Suppliers	38,379	62,734	39,179	62,863
Loans and financing	381,586	382,874	387,612	389,167
Payment-roll	21,323	35,302	21,332	35,311
Taxes	49,891	53,277	50,079	53,476
Dividends payable	64,412	62,887	64,991	63,466
Estimated obligations	65,877	48,760	65,896	48,791
Post-employment benefits	10,316	11,733	10,316	11,733
Research and development	32,796	31,349	33,358	32,072
Provision for losses on onerous contracts	10,110	9,662	10,110	9,662
Operating Provisions	108,045	111,283	108,045	111,283
Other liabilities	59,132	57,516	59,338	57,708
	841,867	867,377	850,456	875,532
Non-Current Liabilities
Loans and financing	2,686,756	2,775,877	2,170,412	2,800,672
Taxes	65,688	72,400	65,688	72,400
Estimated obligations	25,650	20,638	25,650	20,638
Provisions for risk	53,749	55,903	53,749	55,903
Post-employment benefits	76,136	77,766	76,136	77,766
Advance for future capital increase	60,724	59,284	60,724	59,284
Provisios for onerous contracts	255,224	427,746	255,224	427,746
Concessions to pay – Use of public owned assets	23,161	22,814	23,161	22,814
Operating Provisions	13,448	13,448	13,448	13,448
Other liabilities	48	48	176	176
	3,260,584	3,525,924	3,284,368	3,550,847
Stockholders’ Equity
Social Capital	4,295,250	4,295,250	4,295,250	4,295,250
Income reserve	1,072,411	1,072,411	1,072,411	1,072,411
Adjustment of asset evaluation	(63,987)	(63,387)	(63,987)	(63,387)
Additional proposed dividends	188,660	188,660	188,660	188,660
Accrued income	122,959	-	122,959	-
	5,615,293	5,492,934	5,635,441	5,492,934
Non-controlling participation	-	-	14,185	13,533
Total Liabilities and Stockholders’ Equity	9,717,744	9,886,235	9,764,302	9,932,846

131

Statement of Income

(R$ thousand)

	Parent Company		Consolidated
	03.31.14	12.31.13	03.31.14	12.31.13
Net Operating Revenue	250,110	197,443	253,998	241,196
Operational cost
Electric energy cost	(2,501)	(15,511)	(2,501)	(15,516)
Electric energy purchased for resale	(2,501)	(27,811)	(2,501)	(27,816)
Provision for losses on onerous contracts	-	12,300	-	12,300
Operational costs	(93,770)	(73,057)	(94,052)	(81,105)
Personnel, Material and Third party services	(58,550)	(53,986)	(58,676)	(55,833)
Depreciation and amortization	(31,889)	(10,746)	(31,889)	(16,252)
Legal fee	(1,203)	(1,591)	(1,203)	(1,591)
Provision for credits of questionable liquidation	77	(379)	77	(491)
Others	(2,205)	(6,355)	(2,361)	(6,938)
Cost of service rendered to third parties	(2,469)	(2,140)	(2,469)	(2,589)
Construction costs	(5,553)	(8,598)	(5,553)	(27,167)
Gross Operating Income	145,817	98,137	149,413	114,819
Operating Expenses	(38,040)	(33,647)	(38,195)	(36,180)
Result of Service	107,777	64,490	111,218	78,639
Other operating revenues (expenses)
Shareholdings	(58,327)	5,717	(60,277)	3,856
Financial Result	2,533	8,845	1,908	(2,755)
Onerous Contracts	167,746	19,187	167,746	19,187
Other revenues/expenses	(3,231)	(2,266)	(3,231)	(2,378)
Operational Income	216,498	95,973	217,364	96,549
Income tax and social contribution - current	(24,298)	(22,211)	(24,512)	(22,075)
Income tax and social contribution - deferred	(69,241)	(8,681)	(69,241)	(8,648)
Net income for the period	122,959	65,081	123,611	65,826
Attributable to:
Controlling Shareholders	122,959	65,081	122,959	65,081
Non-Controlling Shareholders	-	-	652	745
Common shares weighted average	95,079,698	63,068,803	95,079,698	63,068,803
Dilluted profit per common shatres	1.29	1.03	1.29	1.03

132

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	03.31.14	03.31.13	03.31.14	03.31.13
Operating Activities
Income before income tax, social contribution and participations	236,646	95,973	237,512	96,549
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(43,775)	(4,920)	(47,588)	(20,581)
Amortization of financial assets	53,172	12,272	57,858	45,868
Depreciation and amortization	32,301	11,215	32,301	16,739
Amortization of investment fees	2,244	2,242	2,244	2,242
Monetary variation	(22,320)	(11,957)	21,391	(12,349)
Financing charges	36,994	18,193	37,347	32,145
Equity method result	38,179	(5,717)	40,129	(3,856)
Present value adjustment	992	(848)	992	(848)
Impairment	987	24	987	24
Provision for contingencies	1,793	4,586	1,793	4,586
Provision for credits of questionable liquidation	(61)	373	(61)	485
Special retirement complement/ actuarial liability	303	(230)	303	(230)
Provision for losses on onerous contracts	(167,746)	(31,487)	(167,746)	(31,487)
Early Retirement Program	(193)	-	(193)	-
Others	(3,993)	(2,435)	(3,993)	(2,547)

Variations of operating assets	(71,123)	(8,689)	(67,558)	30,191
Consumers	(8,410)	56,962	(8,644)	58,095
Indemnities credits 12,783 law	83,657	1,152,722	83,657	1,152,722
Renegotiated energy credit - receivable	28,066	35,863	28,066	35,863
Taxes to compensate	1,164	(5,785)	1,167	(3,613)
Deferred fiscal asset	70,286	6,371	70,286	6,419
Stored materials	989	9,568	989	9,568
Collateral, deposits and linked funds	20,820	4,333	20,934	4,231
Other credits	(11,250)	2,060	(11,875)	1,487
	185,322	1,262,094	184,580	1,264,772
Variations of operating liabilities
Suppliers	(24,354)	(26,644)	(23,685)	(28,506)
Payment-roll	(13,979)	(13,177)	(13,979)	(13,159)
Taxes and social contributions	(101,807)	(50,770)	(101,844)	(49,068)
Estimated obligations	22,322	34,227	22,310	28,163
Complementary pension fund	(611)	(1,043)	(611)	(1,043)
Research and development	1,447	(1,698)	1,486	(1,600)
Operating Provisions	(3,239)	19,830	(3,239)	19,830
Other liabilities	(214)	(33,114)	(243)	(33,162)
	(120,435)	(72,389)	(119,805)	(78,545)
Operating activities cash	230,410	1,276,989	234,729	1,312,967
Financial charges paid	(64,110)	(41,816)	(64,801)	(51,530)
Financial charges receivable	123	155	123	155
Income tax and social contribution paid	(12,390)	(16,902)	(12,578)	(17,621)
Legal Deposits	(3,868)	(6,191)	(3,868)	(6,191)
Net cash flow of operational activities	150,165	1,212,235	153,605	1,237,780
Investment Activities
Financing asset	(5,553)	(8,598)	(5,553)	(27,167)
Fixed Asset	(9,783)	(29,486)	(9,783)	(30,608)
Intangible	(73)	(124)	(73)	(124)
Equity participation	(250,145)	(249,824)	(235,595)	(234,824)
Remuneration from equity participation	-	489	-	489
SPE incorporation	-	22,884	-	-
Others	5	12	5	12
Net cash flow of investment activities	(265,549)	(264,647)	(250,999)	(292,222)
Financing Activities
Loans and financing obtained	950	135,429	950	136,918
Loans and financing –principal payment	(96,155)	(34,361)	(97,612)	(46,883)
Complementary pension fund payment debt	(2,926)	(2,769)	(2,926)	(2,769)

Total of Financing Activities	(98,131)	98,299	(99,588)	87,266
Variation
Increase (decrease) in cash and cash equivalent	(213,515)	1,045,887	(196,982)	1,032,824
Cash and cash equivalent – beginning of period	771,597	87,454	773,711	210,998
Cash and cash equivalent – end of period	558,082	1,133,341	576,729	1,243,812

133

Analysis of the Results

Eletrosul – 1st Quarter 2014  x 4th Quarter 2013

The Company presented in the 1Q14 net income 47.7% higher than the previous quarter, from R$ 83.7 million in 4Q13 to R$ 126.3 million in 1Q13, mainly due to the reversal of provision for onerous contract in the amount of R$ 167.7 million.

Operating Revenue

In Generation:

The supply of electricity decreased by 14.2%, from R$ 97.1 million in 4Q13 to R$ 83.4 million in 1Q14. The variation of the revenues in the last quarter of 2013 was the amount of R$ 12.7 million due to the authorization by Aneel regarding the SHU São Domingos for the period from January 2012 to February 2013.

The revenues from electricity sales increased by 108.3%. Although the percentage increase is significant, in monetary terms does not represent significant portion of the total revenue generation.

Due to the characteristics of concession contracts, Eletrosul has no construction revenue from the generation activity.

In Transmission:

The Revenues from transmission system (O&M and revenue from financial assets) increased by 1.2%, from R$ 182.8 million in 4Q13 to R$ 185.0 million in 1Q14, and this variation is considered normal for the period.

The Construction revenue decreased by 76.5%, from R$ 23.6 million in 4Q13 to R$ 5.6 million in 1Q14. The value refers to expenses incurred for the construction of transmission assets. It can be highlighted that the same value is registered in the Construction expenses item and the effect over the income from this operation is zero.

Cost of Electricity Service

The Electricity purchased for resale presented constant reductions in recent quarters due to the startup of own  new generation enterprises, which resulted in less energy purchased to supply the contracts of the regulated market/concession agreements.

The Depreciation and amortization increased 24.2 % from R$ 26.0 million in 4Q13 to R$ 32.3 million in 1Q14. In the fourth quarter there was an adjustment over the depreciation relating to the transmission system connection - other facilities relating to SHU Mauá.

The Personnel expenses had decreased by 23.7% , from R$ 90.0 million in 4Q13 to R$ 68.7 million in 1Q14, mainly due to two factors: a) in 4Q13 the PIDV expenses were revised and increased in the amount of R$ R$ 6.7 million; b ) the shutdown of the PIDV employees from Eletrosul, which occurred mainly in December 2013 , reflected in lower performing personnel costs.

The Materials expenses decreased by 43.3%, from R$ 6.0 million in 4Q13 to R$ 3.4 million in 1Q14. The variation occurred due to the seasonality.

The Third-party services decreased by 25.6%, from R$ 29.3 million in 4Q13 to R$ 21.8 million in 1Q14. The variations were due to item that occurred in the end of the fiscal year, such as the operation services related to the generation and maintenance of facilities and equipment.

The other items showed no significant change in percentage terms, and/or are not representative among the amount of costs.

134

Operating Revenue (expenses)

Among the provisions, the most representative is the Provision for Onerous Contracts relating to SHU Jirau. This item decreased, from a provision of R$ 896.5 million in 2012 to reversal of R$ 488.6 million accumulated until 4Q13, and in 1Q14, new reversal of R$ 167.7 million.

The Provisions for contingencies showed a decrease of 104.3% from a reversal of R$ 41.4 million in 4Q13, to a provision of R$ 1.8 million in 1Q14.

The Provisions for loan and losses decreased by 224.5% from R$ 0.05 million in 4Q13, to a reversal of R$ 0.06 million in 1Q14. The variations were due to receivables regarding the existing provision until the last quarter of 2013.

The other items showed no significant variation, except the Other Expenses in 4Q13, actuarial losses of R$ 16.0 million.

Financial Results

The Financial income decreased by 2.0%, from R$ 79.1 million in 4Q13 to R$ 77.5 million in 1Q14, mainly due to variations on indemnity claims related to the law 12.783/13, whose correction is performed by IPCA index, as well as the income from financial investments and adjustment to the present value of taxes and the Use of Public utilities -UBP.

The Financial expenses decreased by 28.1%, from R$ 105.1 million in 4Q13 to R$ 75.6 million in 1Q14. The decrease were due to lower monetary variation on loans and financing, as well as reduction on the adjustment, by the Selic, of the AFAC from Eletrobras due to the capital incorporation occurred in October 2013.

135

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Plant	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q14
UHE Passo São João	77.0	41.1	85,105.187
UHE Mauá*	177.9	96.9	214,016.975
UHE São Domingos	48.0	36.4	83,021.565
PCH Barra do Rio Chapéu	15.15	8.61	18,368.500
PCH João Borges	19.0	10.14	20,694.627
Eólica Cerro Chato I**	30	11	24,090.000
Eólica Cerro Chato II**	30	11	24,090.000
Eólica Cerro Chato III**	30	11	24,090.000

* Consortium Mauá (49% Eletrosul). The amounts are related to the participation of the company in the enterprise.

** Incorporated in May/13, refers to the generated energy since June as own asset.

Plant	Location (State)	Beginning of Operation	End of Operation
UHE Passo São João	RS	Mar/12	Aug/41
UHE Mauá*	PR	Nov/12	Jul/42
UHE São Domingos	MS	Jun/13	Dec/37
PCH Barra do Rio Chapéu	SC	Feb/13	May/34
PCH João Borges	SC	Jul/13	Dec/35
Eólica Cerro Chato I**	RS	Nov-11	Aug-45
Eólica Cerro Chato II**	RS	Sep-11	Aug-45
Eólica Cerro Chato III**	RS	May-11	Aug-45

* Consortium Mauá (49% Eletrosul)

**Incorporated in May/13

1.2.SPE

SPE	Plant	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q14
ESBR Participações S.A.	UHE Jirau*	3,750	2,184.6	285,900.000
Eólica Livramento	Parques eólicos**	78.0	38.5	1,121.075

*450 MW under operation.

**18MW under operation.

Plant	Participation %	Location (State)	Beginning of Operation	End of concession
UHE Jirau	20.00	RO	Sep/13	Aug/43
Eólica –Livramento Holding SA	49.00	RS	Nov/13	Mar/47

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2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q14
Eletrobras	MWh	-
	R$ million	-
Others	MWh	12,178,792
	R$ million	4.51
TOTAL	MWh	12,178,792
	R$ million	4.51

2.2.SPE

ESBR Participações S.A.

System	Unit	1Q14
Eletrobras	MWh	-
	R$ million	-
Others	MWh	-
	R$ million	-
TOTAL	MWh	-
	R$ million	-

Livramento Holding S.A.

System	Unit	1Q14
Eletrobras	MWh	17,037.6
	R$ million	11,415
Others	MWh	-
	R$ million	-
TOTAL	MWh	17,037.6
	R$ million	11,415

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 law (not from quotas)

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A
	B
Others	A	76,080	454,413,727
	B*	7,300	59,727,978
Total	A	74,669	454,413,727
	B	7,300	59,727,978

A – Regulated environment. The 4Q13 includes R$ 12,73 millions related to the recomposition of UHE São Domingos (Aneel Ordinance 1,160/2013)

B - Through free market agreements or bilateral contracts

*Includes reimbursement to Klabin.According to concession contarct nº 001/2007-MME-UHE Mauá, the Mauá enterprise should reimburse Klabin S.A by the loss in generation in Salto Mauá Hydroelectric plant, with no cost to itself

137

3.1.2. Energy sold by enterprises affected by 12,783 law (O&M) – N/A

3.2.SPE

ESBR Participações S.A.

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A	3,138,2	32,9
	B	1,604,5	9,5
Others	A	28,208,5	299,4
	B	2,406,7	14,2
Total	A	31,346,7	332,3
	B	4,011,1	23,7
Total CCEE		96,049.7	(70.1)

A – Regulated environment.

B - Through free market agreements or bilateral contracts

Livramento Holding S.A.

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A	0,766	2,762,232
	B		-
Others	A	6,316	23,001,768
	B		-
Total	A	2,816	25,764,000
	B		-

A – Regulated environment.

B - Through free market agreements or bilateral contracts

4.CCEE Settlement (Spot and MRE)

	Unit	1Q14
Sale	R$ milhões	-6.24
	MWh	-92,124.68
	MWaverage	-46,006
Purchase	R$ milhões	-
	MWh	-
	MWaverage	-
Net	R$ milhões	-6.24
	MWh	-92.124.68
	MWaverage	-46,006

5.Fuel used to produce electricity- NA

6.Losses in generation - % - NA

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7.Average price– R$/MWh

7.1.Own assets – enterprises not affected by 12,783 Law

1Q14
166.11

7.1.1 Own Assets – enterprises renewed in terms of 12,783 law – O&M - NA

7.2.SPE

1Q14
ESBR Participações S.A.	99.31
Livramento Holding S.A.	274.85

8.Extension of transmission lines – Km

8.1.Own assets

8.1.1.Transmission lines

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Blumenau – Biguaçu /Campos Novos	357.8	525	Sep/06	Mar/35
Salto Santiago/Ivaiporã	168.5	525	Oct/05	Feb/34
Ivaiporã/Cascavel Oeste	203.4	525	Oct/05	Feb/34
Campos Novos(SC)/Nova S. Rita(RS)	257.4	525	May/09	Apr/36
Sub/Total 525 kV	987.1
Coletora Porto Velho / P. Velho (RO)	44.0	500/230	Aug/12	Feb/39
Sub/Total 500/230 kV	44.0
Presidente Médice/Santa Cruz	237.4	230	Jan/10	Mar/38
Monte Claro /Garibaldi	33.5	230	Sep/13	Oct/40
Sub/Total 230 kV	270.9
General Total	1,302.0

8.1.1.2.Transmission lines Indemnified

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Areia/Bateias	220.3	525	Jun/00	Dec/42
Areia/Campos Novos	176.3	525	Sep/82	Dec/42
Areia/Curitiba	235.8	525	Jun/00	Dec/42
Areia/Ivaiporã	173.2	525	May/82	Dec/42
Areia / /Segredo	57.8	525	Aug/92	Dec/42
Blumenau / /Curitiba	135.7	525	Dec/83	Dec/42
Campos Novos / /Machadinho	50.2	525	Jan/02	Dec/42
Campos Novos / /Caxias	203.3	525	Dec/01	Dec/42
Caxias / /Gravataí	78.7	525	Dec/01	Dec/42
Caxias / /Itá	256.0	525	Feb/02	Dec/42
Curitiba –Bateias	33.5	525	Jun/00	Dec/42
Itá – Nova Santa Rita	314.8	525	Apr/06	Dec/42
Gravataí – Nova Santa Rita	29.1	525	Apr/06	Dec/42
Itá / /Machadinho	70.1	525	Jan/02	Dec/42
Itá / /Salto Santiago	186.8	525	Sep/87	Dec/42
Ivaiporã / /Londrina	121.9	525	Apr/88	Dec/42
Ivaiporã / /Salto Santiago	165.6	525	May/82	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Sep/82	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Feb/92	Dec/42
Ivaiporã Eletrosul / Ivaiporã Furnas	0.8	525	Jun/04	Dec/42

139

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Salto Santiago //Segredo	60.9	525	Aug/92	Dec/42
Salto Santiago //Segredo	2.1	525	Aug/92	Dec/42
Areia / /Gov. Bento Munhoz	10.7	525	Sep/80	Dec/42
Areia / /Gov. Bento Munhoz	10.9	525	Aug/81	Dec/42
Cascavel D'Oeste /Guaíra	126.2	525	Apr/01	Dec/42
Campos Novos / /Machadinho 2	39.9	525	Jan/02	Dec/42
Ivaiporã / /Londrina 2	122.1	525	Apr/88	Dec/42
Itá / /Salto Santiago 2	187.6	525	Sep/87	Dec/42
Sub/Total 525 kV	3,071.9
Anastácio – Dourados	210.9	230	Aug/94	Dec/42
Areia / Ponta Grossa Norte	181.6	230	Oct/76	Dec/42
Areia / Salto Osório	156.3	230	Jan/77	Dec/42
Areia / Salto Osório	156.2	230	Dec/76	Dec/42
Areia / São Mateus do Sul	129.0	230	Jul/90	Dec/42
Assis / Londrina Copel	114.3	230	Mar/79	Dec/42
Blumenau –Jorge Lacerda B	129.5	230	Oct/80	Dec/42
Biguaçu – Blumenau 2	116.4	230	Jun/79	Dec/42
Blumenau – Itajaí	37.5	230	Jan/02	Dec/42
Blumenau – Itajaí	37.5	230	Mar/02	Dec/42
Blumenau – Joinville	67.0	230	Sep/79	Dec/42
Blumenau – Joinville Norte	72.8	230	Apr/79	Dec/42
Blumenau – Palhoça	133.9	230	Jan/84	Dec/42
Campo Mourão / Apucarana	114.5	230	Feb/76	Dec/42
Campo Mourão /Maringá	79.9	230	Feb/76	Dec/42
Campo Mourão /Salto Osório 1	181.2	230	Feb/76	Dec/42
Campo Mourão /Salto Osório 2	181.3	230	May/76	Dec/42
Canoinhas /São Mateus do Sul	47.7	230	Feb/88	Dec/42
Cascavel /Cascavel D'Oeste	9.9	230	Apr/01	Dec/42
Caxias / Caxias 5	22.5	230	Jun/09	Dec/42
Curitiba –Joinville	99.7	230	Jun/77	Dec/42
Curitiba /São Mateus do Sul	116.7	230	Jul/90	Dec/42
Farroupilha /Caxias 5	17.9	230	Oct/05	Dec/42
Monte Claro – Passo Fundo	211.5	230	Sep/04	Dec/42
Farroupilha /Monte Claro	31.0	230	Sep/04	Dec/42
Farroupilha /Monte Claro2	31.0	230	Sep/04	Dec/42
Monte Claro – Nova Prata	30.9	230	Sep/04	Dec/42
Jorge Lacerda A /Jorge Lacerda	0.8	230	Dec/79	Dec/42
Jorge Lacerda "B"/ Palhoça	120.6	230	Aug/05	Dec/42
Jorge Lacerda / Siderópolis 1	49.4	230	Jun/79	Dec/42
Jorge Lacerda / Siderópolis 2	47.3	230	Aug/79	Dec/42
Londrina(Eletrosul) / Assis	156.5	230	May/05	Dec/42
Londrina(Eletrosul) / Maringá	95.3	230	May/05	Dec/42
Londrina – Apucarana	40.4	230	Apr/88	Dec/42
Londrina Eletrosul / Londrina Copel	31.6	230	Apr/88	Dec/42
Atlândida 2 / Osório 2	36.0	230	May/07	Dec/42
Passo Fundo / Nova Prata 2	199.1	230	Nov/92	Dec/42
Passo Fundo – Xanxerê	79.3	230	May/75	Dec/42
Passo Fundo – Xanxerê	79.2	230	Nov/79	Dec/42
Passo Fundo / Passo Fundo 1	0.4	230	Mar/73	Dec/42
Passo Fundo / Passo Fundo 2	0.4	230	May/73	Dec/42
Salto Osório / Pato Branco	85.9	230	Dec/79	Dec/42
Salto Osório – Xanxerê	162.0	230	Oct/75	Dec/42
Salto Osório / Salto Osório (1 a 6)	2.2	230	Nov/75	Dec/42
Lajeado Grande / Forquilhinha	116.5	230	Sep/03	Dec/42
Lajeado Grande / Caxias 5	65.6	230	Oct/05	Dec/42
Xanxerê / Pato Branco	79.6	230	Dec/79	Dec/42
Joinville / Vega do Sul 1	44.1	230	Nov/02	Dec/42
Joinville / Vega do Sul 2	44.1	230	Nov/02	Dec/42
Gravataí 2/ / Gravataí 3	2.1	230	Nov/07	Dec/42
Complexo Industrial Automotivo Gravataí /Gravataí 3	2.1	230	Dec/07	Dec/42
Jorge Lacerda A / Jorge Lacerda B 2	0.8	230	Oct/07	Dec/42
Jorge Lacerda B / Jorge Lacerda C 1	0.5	230	Feb/97	Dec/42
Jorge Lacerda B / Jorge Lacerda C 2	0.5	230	Feb/97	Dec/42
Biguaçu –Palhoça	2.7	230	Oct/08	Dec/42

140

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Biguaçu –Palhoça (Circuito Duplo)	17.7	230	Oct/08	Dec/42
Biguaçu – Desterro Circiuto Duplo	17.7	230	Dec/08	Dec/42
Biguaçu – Desterro (Continente)	21.0	230	Dec/08	Dec/42
Biguaçu – Desterro (Marítimo)	4.3	230	Dec/08	Dec/42
Biguaçu – Desterro (Ilha)	13.6	230	Dec/08	Dec/42
Curitiba /Joinville Norte (Circuito Duplo)	1.0	230	Nov/76	Dec/42
Curitiba /Joinville Norte (Circuito Simples)	95.4	230	Nov/76	Dec/42
Joinville – Joinville Norte (Circuito Duplo)	1.0	230	Nov/76	Dec/42
Joinville – Joinville Norte (Circuito Simples)	4.3	230	Nov/76	Dec/42
Dourados –Guaíra (Estaiada)	209.6	230	Nov/91	Dec/42
Dourados –Guaíra (Circiuto Duplo)	16.9	230	Nov/91	Dec/42
Atlântida 2/Gravataí 3	64.2	230	Apr/08	Dec/42
Atlântida 2/Gravataí 3 (Circuito Duplo)	36.0	230	Apr/08	Dec/42
Livramento / Rivera	1.9	230	Jan/01	Dec/42
El Dorado / Guaíra	16.9	230	Out/82	Dec/42
Siderópolis / Forquilhinha	27.6	230	Out/11	Dec/42
Campos Novos / Barra Grande	34.6	230	Set/05	Dec/42
Sub/Total 230 kV	4,847.3
Blumenau / Ilhota	40.2	138	Oct/88	Dec/42
Campo Grande / Mimoso 2	108.3	138	Oct/83	Dec/42
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	Dec/42
Biguaçu – Florianópolis	19.5	138	Feb/02	Dec/42
Campo Grande / Mimoso 3	108.3	138	Sep/83	Dec/42
Campo Grande / Mimoso 4	108.3	138	Sep/83	Dec/42
Dourados das Nações / Ivinhema	94.7	138	Dec/83	Dec/42
Florianópolis / Itajaí Fazenda	58.4	138	Oct/90	Dec/42
Florianópolis / Palhoça 1	9.6	138	Nov/83	Dec/42
Florianópolis / Palhoça 2	9.6	138	Nov/83	Dec/42
Blumenau / Gaspar	29.0	138	Sep/89	Dec/42
Ilhota – Picarras	14.8	138	Apr/94	Dec/42
Ilhota / Itajaí 1	7.9	138	Mar/02	Dec/42
Ilhota / Itajaí 2	7.9	138	Jan/02	Dec/42
Itajaí / Camboriú Morro do Boi	13.3	138	Feb/02	Dec/42
Itajaí / Itajaí Fazenda	5.4	138	Mar/02	Dec/42
Ivinhema / Porto Primavera	91.0	138	Mar/82	Dec/42
Jorge Lacerda A / Imbituba	45.7	138	Oct/80	Dec/42
Jorge Lacerda A / Palhoça	108.6	138	Oct/83	Dec/42
Joinville / Joinville Santa Catarina	11.0	138	Oct/99	Dec/42
Joinville Santa Catarina / Picarras	50.0	138	Oct/99	Dec/42
Jupiá – Mimoso 2	218.7	138	Feb/92	Dec/42
Jupiá – Mimoso 3	218.7	138	Jan/82	Dec/42
Jupiá – Mimoso 4	218.7	138	Jan/82	Dec/42
Palhoça – Imbituba	74.0	138	Oct/83	Dec/42
Anastácio / Aquidauana 1	11.1	138	Nov/06	Dec/42
Anastácio / Aquidauana 2	11.1	138	Nov/06	Dec/42
LI Araquari/Joinville GM	19.3	138	May/12	Dec/42
Biguaçu/ Florianópolis 2	19.5	138	May/11	Dec/42
Ilhota/Araquari Hyosung	47.7	138	Set/11	Dec/42
Ilhota/Gaspar	11.2	138	Out/88	Dec/42
Joinville/Joinville GM	8.7	138	May/12	Dec/42
Sub/Total 138 kV	1,850.5
Conversora de Uruguaiana / Passo de Los Libres	12.5	132	Sep/94	Dec/42
Salto Osório / Salto Santiago	56.2	69	Oct/78	Dec/42
Sub/Total (132 e 69 kV)	68.7
Total	9,838.4

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8.1.2.Substations

Substations	Transformation capacity	Location	Beginning of operation	End of operation
SE – Missões	150 MVA	RS	Nov-10	Jan-39
SE – Biguaçu	1,344 MVA	SC	Apr-08	Mar-35
SE – Foz do Chapecó (*)	100 MVA	RS	Dec-12	Oct-40
SE – Caxias 6	330 MVA	RS	Aug-12	Oct-40
SE – Ijuí 2	166 MVA	RS	Apr-13	Oct-40
SE – Lageado Grande (*)	75 MVA	RS	Nov-12	Oct-40
SE – Nova Petrópolis 2	83 MVA	RS	Nov-12	Oct-40
SE – Coletora Porto Velho	800 MVA	RO	Aug-12	Feb-39
SE Biguaçu –ampliação	150 MVA	SC	Oct-12	Dec-42
SE Tapera 2 - ampliação	83 MVA	RS	Nov-12	Dec-42
SE Joinville Norte - ampliação	150 MVA	SC	Sep-13	Dec-42
SE Nova Santa Rita –ampliação	672 MVA	RS	Dec-13	Dec-42
Total	4,103 MVA

* Transformators installed in third part subsatation

8.1.2.3.Compensated Substations

Substations	Transformation capacity	Location	End of operation
SE - Campos Novos	2,466	SC	Dec-42
SE – Caxias	2,016	RS	Dec-42
SE – Gravataí	2,016	RS	Dec-42
SE - Nova Santa Rita	2,016	RS	Dec-42
SE – Blumenau	1,962	SC	Dec-42
SE – Curitiba	1,344	PR	Dec-42
SE – Londrina	1,344	PR	Dec-42
SE - Santo Ângelo	1,344	RS	Dec-42
SE – Biguaçu	300	SC	Dec-42
SE – Joinville	691	SC	Dec-42
SE – Areia	672	PR	Dec-42
SE – Xanxerê	600	SC	Dec-42
SE – Itajaí	525	SC	Dec-42
SE - Jorge Lacerda "A"	399.8	SC	Dec-42
SE – Palhoça	384	SC	Dec-42
SE - Canoinhas	375	SC	Dec-42
SE - Siderópolis	364	SC	Dec-42
SE - Assis (*)	336	SP	Dec-42
SE - Joinville Norte	300	SC	Dec-42
SE - Dourados	300	MS	Dec-42
SE - Atlântida 2	249	RS	Dec-42
SE - Caxias 5 (*)	215	RS	Dec-42
SE - Passo Fundo	168	RS	Dec-42
SE - Tapera 2	166	RS	Dec-42
SE - Gravataí 3	165	RS	Dec-42
SE - Desterro	150	SC	Dec-42
SE - Anastácio	150	MS	Dec-42
Conver. frequência de Uruquaiana	109.7	RS	Dec-42
SE – Ilhota	100	SC	Dec-42
SE – Alegrete	66	RS	Dec-42
SE - Charqueadas	88	RS	Dec-42
SE – Farroupilha	88	RS	Dec-42
SE – Salto Santiago	15	PR	Dec-42
SE – Florianópolis	75	SC	Dec-42
SE – Salto Osório	33.3	PR	Dec-42
SE – Itararé	42	SC	Dec-42
Total	21,634.8

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8.2.SPEs

8.2.1. Transmission Lines

SPE	From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Etau	Linha de transmissão (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	188	230	Jul/05	Dec/32
Uirapuru	Linha de transmissão (Ivaiporã (PR) – Londrina (PR))	120	525	Jul/06	Mar/35
Transmissora Sul Brasielira de Energia - TSBE	LT 525 KV 188 Km Salto Santiago – Itá	188	525	Feb/14	May/42

9.Transmission losses - % - NA

10.Main investments of parent company– R$ million

Budget Informations

Project	1Q14	2014 budget
Generation	1,7	134,2
Installation of Hydro Complex São Domingos	-	0,4
Installation of Solar Megawatt Project	0,3	0,3
Electric energy generation maintenance	0,5	17,3
Hydro Complex Hidreletrico Alto da Serra installation with 37,0 MW and Associate of transmission system in 138 KV, with 54	0,9	116,1
Environmental Preservation and Conservation Projects	-	0,1
Transmission	11,1	195,9
Expansion of South transmission system	6,2	153,8
Brazil-Uruguay-Electric Interconnection (Eletrosul Activities)	4,8	30,2
Maintenance of electric energy transmission system	0,1	11,9
Infra-structure	0,6	47,9
Total	13,4	378,0

11.New investments

11.1.Generation

11.1.1.Own assets

Unit -Own assets	Location (State)	Investiment (R$ million)		Installed capacity (MW)	Guaranteed energy (MW)	Beginning of operation	Beginning of construction	End of concession
		Total	Realized	Total
PCH Santo Cristo*	SC	183.4	13,11	19.5	10.5	Apr/16	-	Jun/42
PCH Coxilha Rica**	SC	141.0	9,82	18.0	10.1	-	-	Jun/42
Megawatt Solar	SC	9.5	7,67	0.93	NA	Mayi/14	Aug/12	NA

* Instalation phase.

**Beginning of construction and operation undefined because of non-authorization of Historic and Artistic Institute

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11.1.2.SPE

SPE	Unit	Participation %	Location (State)	Installed Capacity/MW	Guaranteed energy MW	Beginning of operation	Beginning of construction	End of concession
				Total
ESBR Participações S/A	UHE Jirau	20	RO	3,750.0	2,184.6	Sep/13	Dec/09	Aug/43
Teles Pires Participações S.A.	UHE Teles Pires	24.72	MT	1,820.0	915.4	Jan/15	Aug/11	Jun/46
Eólica –Chuí Holding SA	Parques eólicos de Chuí I a V, (98MW) e Minuano VI e VII (46MW).	49	RS	144.0	59.8	Oct/14	Feb/14	Mar/47
Eólica –Livramento Holding SA	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã e Trindade	51.94	RS	78.0	38.5	Nov/13	Jan/12	Mar/47
Eólica – Santa Vitória do Palmar SA	Parques eólicos Geribatu de I a X	49	RS	258.0	109.0	Jul/14	Nov/12	Apr/47
Hermene- gildo I*	Parques eólicos Verace 24 a 27	99.99	RS	54.4	27.4	Jan/16	Aug/14	2049
Hermene- gildo II*	Parques eólicos Verace 28 a 31	99.99	RS	54.4	26.6	Jan/16	Aug/14	2049
Hermene- gildo III*	Parques eólicos Verace 34 a 36	99.99	RS	45.9	22.2	Jan/16	Aug/14	2049
Chuí IX*	Parque eólico Chuí IX	99.99	R$	17.0	7.8	Jan/16	Aug/14	2049
Coxilha Seca*	Coxilha Seca, Galpões e Capão do Inglês.	99.99	RS	48.0	18.7	Dec/15	Mar/14	2049

*SPEs constituted in Jan/14, related to Aneel auction 009/2013. Estimated date for CCEAR signing: June, 26th, 2014

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11.1.2.1  SPE

SPE	Unit	Investiment (R$ million)		Physical Schedule done (%)	Participation (%)	Partners
		Total	Realized
ESBR Participações S/A	UHE Jirau	17,986.0	17,858,79	92.15	20	Suez – 40%. Chesf – 20% and Mitsui – 20%
Teles Pires Participações S.A.	UHE Teles Pires	4,449.6	3,633,2	79.69	24.7	Neoenergia – 50.6% and Furnas – 24.7%
Eólica –Chuí Holding SA	Parques eólicos de Chuí I a V, (98MW) e Minuano VI e VII (46MW).	794.38	210,18	*	49	Rio Bravo Investimentos 51%
Eólica –Livramento Holding SA	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã e Trindade	439.42	337,93	82.0	51.94	Rio Bravo Investimentos - 41% and Fundação Elos – 7.06%
Eólica – Santa Vitória do Palmar SA	Parques eólicos Geribatu de I a X	1,059.0	777,23	72.0	49	Brave Winds Geradora – 51%
Hermene- gildo I*	Parques eólicos Verace 24 a 27	900.0	0.02	-	99.99	Renobrax – 0.01%
Hermene- gildo II*	Parques eólicos Verace 28 a 31
Hermene- gildo III*	Parques eólicos Verace 34 a 36
Chuí IX*	Parque eólico Chuí IX
Coxilha Seca*	Coxilha Seca, Galpões e Capão do Inglês.	270.0	-	-	99.99	Renobrax – 0.01%

* SPEs constituted on Jan/14, related to ANEEL auction 009/2013 Estimated date for CCEAR signing: June, 26th 2014.

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11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From - To	Total of investment R$ million	Realized Investment R$ million	Extension of lines - KM	Tension (kV)	Beginning of operation	End of concession
Secc. LT JLA – PAL, na SE GAROPABA	7,61	0,68	5.4	138	Scheduled Dec/15	Dec/42
Secc. LT JLA – PAL, na SE PALHOÇA – PINHEIRA	5,48	0,78	3.7	138	Scheduled Dec/14	Dec/42
LT Passo Fundo / Monte Claro 230Kv	9,29	2,07	11.0	230	Scheduled Mar/15	Dec/42
Secc. LT 138 KV Araquari Hyosung – Joinville GM, na SE Joinville SC	3,55	0,04	1.0	138	Scheduled Sep/15	Dec/42
Seccionamento da LT 138 kV Porto Primavera - Ivinhema, na SE IVINHEMA 2, circuito duplo	2,62	0,01	3.5	138	Scheduled Jun/15	Jan/44
Seccionamento da LT 138 kV PORTO PRIMAVERA - IVINHEMA, na SE NOVA ANDRADINA (Enersul)	12,37	0,02	11.0	138	Scheduled Jan/16	Dec/42
Interligação Elétrica Brasil – Uruguai – LT Candiota-Melo	51,12	38,55	60.0	525	Scheduled Jun/14	Feb/40
Interligação Elétrica Brasil – Uruguai – LT Presidente Médici-Candiota	5,43	4,74	2.8	230	Scheduled Jun/14	Feb/40

11.2.1.2.Substations

Substation	Total of investment R$ million	Realized Investment R$ million	Transformation capacity	Location	Beginning of operation	End of concession
SE Garopaba –Implantação de dois módulos de EL	6,23	0,37	0,00	SC	Scheduled Dec/15	Dec/42
SE Pinheira – Implantação de dois módulos de EL	4,91	2,18	0,00	SC	Scheduled Dec/14	Dec/42
SE Nova Prata 2 – Implatação de 2 módulo de EL	9,31	2,36	0,00	RS	Scheduled Mar/15	Dec/42
SE Itajaí –ampliação E /230/138/13,8 KV 75MVA	6,51	1,14	525	RS	Scheduled Nov/14	Dec/42
SE Joinville Norte – Ampliação D Instalação de 2 bancos de capacitores 230kV – 2x100MVA	12,05	0,38	300	SC	Scheduled Feb/15	Dec/42
SE – Foz do Chapecó Ampliação B º3 Trafo / 230/138kV	11,97	0,09	100	RS	Scheduled May/15	Jun/41
SE Alegrete–Transf. trafo /69/13,8/13,8kV 17MVA	7,56	0,44	66	RS	Scheduled Dec/14	Dec/42
SE Joinville SC – Implantação de dois módulos de entrada de linha	5,13	0,02	0,00	SC	Scheduled Sep/15	Dec/42
Subestação Ivinhema 2 (ampliação / 230/138 kV)	23,55	-	300	MS	Scheduled Jun/15	Jan/44
SE Siderópolis – ampliação K – implantação de um módulo de entrada de linha em 69 KV	1,5	-	0,00	SC	Scheduled Dec/15	Dec/42
SE Foz do Chapecó – ampliação D – implantação de um módulo de entrada de linha em 138 KV	1,7	0,07	0,00	RS	Scheduled Dec/15	Jun/41

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11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation %	Total of investment R$ million	Realized Investment R$ million	Extension of lines - KM	Tension (kV)	Beginning of operation	End of concession
Norte Brasil	LT Coletora Porto Velho (RO) – Araraquara 2 (SP), em CC	24.5	2,900.3	2,327.5	2,412	+ 600	Aug/14	Feb/39
Costa Oeste	LT Cascavel Oeste – Umuarama, CS	49	56.08	39,17	143	230	Jun/14	Jan/42
Marumbi	LT 525 KV Curitia / Curitiba Leste (PR)	20	54,15	19,51	28	525	Dez/14	May/42
Transmissora Sul Brasileira de Energia SA	LT de 230KV Nova Santa Rita – Camaquã,	80	446,76	428,65	140	230	May/14	May/42
	LT 230KV Camaquã – Quinta,				163	230
	LT 525 KV Salto Santiago – Itá,				190	525
	LT 525KV Itá – Nova Santa Rita				305	525
Transmissora Sul Litorânea de Energia S/A	LT Nova santa Rita – Povo Novo, CS	51	448,48	284,65	281	525	Jul/14	Aug/42
	LT Povo Novo – Marmeleiro, CS				154	525
	LT Marmeleiro – Santa Vitória do Palmar				52	525
Fronteira Oeste Transmissora de Energia S.A. *	LT Santo Ângelo/Maçambará, em 230 kV LT Pinhalzinho/Foz do Chapecó, circuito simples, C1 LT Pinhalzinho/Foz do Chapecó, circuito simples, C2	51	95,87	0,15	205	230	Oct/15	Jan/44
					40	230
					40	230

* In operation only the line Salto Santiago-Itá

147

11.2.2.2. Substations

SPE	SE	Total of investment R$ million	Realized Investment R$ million	Transformation capacity	Location	Beginning of operation	End of concession
Costa Oeste	Subestação Umuarama 230/138 kV – 2X150 MVA, Lote E arrematado, em 02/09/2011, no Leilão ANEEL 004/2011	22,01	15,37	300 MVA	PR	Jun/14	Jan/42
Marumbi	SE Curitiba Leste 1 banco 3x224MVA 525/230kV	56,79		672 MVA	PR	Dec/14	May/42
Transmissora Sul Litorânea de Energia S/A	SE Povo Novo525/230 kV, 672 MVA (4 unidades monofásicas de 224 MVA) and ampliation of Nova Sta Rita Substation	101,25	87,24	672 MVA	RS	Jun/14	Aug/42
	SE Marmeleiro 2 525 kV / Compensador Síncrono ±200 Mvar	175,09	92,40	200 MVA	RS	Jun/14	Aug/42
	SE Santa Vitória 2 do Palmar 525/138 kV, 75 MVA (1 unidade trifásica)	48,54	36,33	75 MVA	RS	Jun/14	Aug/42
Transmissora Sul Brasileira de Energia SA	SE Camaquã 3 230/69Kv 2x83MVA e apliações de SEs	91,06	87,37	166 MVA	RS	May/14	Apr/42
Fronteira Oeste Transmissora de Energia S.A.	SE Pinhalzinho, em 230/138 kV (ATF1), SE Pinhalzinho, em 230/138 kV (ATF 2 e ATF3) e ampliações substation Maçarambá, Foz do Chapecó e Sto Angelo	58,69	0,03	450 MVA	RS	Oct/15	Jan/44
	Ampliação da SE Santa Maria 3, 230/138 kV	23,75	0,01	166 MVA	RS	Oct/15	Jan/44

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12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due Date	Index
BNDES/BRDE	22,7	25,8	24,9	23,9	05/15/2019	TJLP + 4,5% py
BNDES	1,116,9	1,186,3	1,172,7	1,151,7	01/15/2028	Currency basket + 4% py
BNDES/Banco do Brasil	377,2	410,3	399,1	388,0	01/15/2028	TJLP + 2,65% py
Banco do Brasil	251,1	-	-	250,9	11/15/2023	115% of CDI
Eletrobras	1,114,3	1,171,6	1,190,0	1,153,2	03/30/2030	RGR + interest

Foreign currency – FC

Creditor	Balance 03.31.14	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due Date	Currency
Eletrobras	186,1	38.3	179.9	191.1	12/30/2042	Euros

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2015	2016	2017	2018	2019	After 2019
By activity	225,6	269,1	277,2	276,7	252,1	1,386,1
Generation	95,4	113,8	117,1	117,1	106,7	586,4
Transmission	130,2	155,3	160,1	159,6	145,4	799,7
By creditor	225,6	269,1	277,2	276,7	252,1	1,386,1
Eletrobras	80,5	86,7	94,8	98,7	94,3	625,7
Others	49,7	68,6	65,3	60,9	51,1	174,0

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13.1.2.SPE – R$ million

Uirapuru Transmissora de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	After 2019
By activity	4,310	5,746	5,746	5,746	1,436	-
Generation
Transmission	4,310	5,746	5,746	5,746	1,436	-
By creditor	4,310	5,746	5,746	5,746	1,436	-
BRDE	4,310	5,746	5,746	5,746	1,436	-

Transmissora Sul Litorânea de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	After 2019
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	--	-	-	-	-
BNDES	-	-	-	-	-	-

There is no long term on 03.31.2014

Transmissora Sul Brasileira de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	After 2019
By activity	14,703	14,703	14,703	14,703	14,703	121,999
Generation	-	-	-	-	-	-
Transmission	14,703	14,703	14,703	14,703	14,703	121,999
By creditor	14,703	14,703	14,703	14,703	14,703	121,999
BNDES	14,703	14,703	14,703	14,703	14,703	121,999

Teles Pires Participações

Loans and financing	2015 and after	2016	2017	2018	2019	After 2019
By activity	1,910,147	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	1,910,147	-	-	-	-	-
By creditor	1,910,147	-	-	-	-	-
BNDES	1,910,147	-	-	-	-	-

Santa Vitória do Palmar Holding S.A.

Loans and financing	2015 and after	2016	2017	2018	2019	After 2019
By activity	16,3	21,7	21,7	21,7	21,7	244,7
Generation	16,3	21,7	21,7	21,7	21,7	244,7
Transmission	-	-	-	-	-	-
By creditor	16,3	21,7	21,7	21,7	21,7	244,7
BRDE	5,4	7,2	7,2	7,2	7,2	80,7
BNDES	10,9	14,6	14,6	14,6	14,6	164,0

150

Norte Brasil Transmissora de Energia S.A.

Loans and financing	2015 and after	2016	2017	2018	2019	After 2019
By activity	1,262,559	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	1,262,559	-	-	-	-	-
By creditor	1,262,559	-	-	-	-	-
BNDES	1,262,559

Marumbi Transmissora de Energia S.A.

Loans and financing	2015	2016	2017	2018	2019	After 2019
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission *	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES	-	-	-	-	-	-

There is no long term on 03.31.2014

Livramento Holding S.A.

Loans and financing	2015	2016	2017	2018	2019	After 2019
By activity	7,2	9,6	9,6	9,6	9,6	108,2
Generation	7,2	9,6	9,6	9,6	9,6	108,2
Transmission
By creditor	7,2	9,6	9,6	9,6	9,6	108,2
BNDES	7,2	9,6	9,6	9,6	9,6	108,2

Empresa de Transmissão do Alto Uruguai S.A.

Loans and financing	2015	2016	2017	2018	2019	After 2019
By activity
Generation	-	-	-	-	-	-
Transmission	5.243	6.991	6.991	0.582	-	-
By creditor	-	-	-	-	-	-
BNDES	5.243	6.991	6.991	0.582	-	-

ESBR Participações S.A.

Loans and financing	2015	2016	2017	2018	2019	After 2019
By activity
Generation	531.9	531.9	531.9	531.9	531.9	7,399.7
Transmission	-	-	-	-	-	-
By creditor	531,9	531,9	531.9	531.9	531.9	7,399.7
Banco do Nordeste do Brasil	12.2	12.2	12.2	12.2	12.2	167.1
Banco do Brasil	75.2	75.2	75.2	75.2	75.2	1,043.0
BNDES	264.2	264.2	264.2	264.2	264.2	3,691,.4
Banco Itaú BBA	50.8	50.8	50.8	50.8	50.8	704.1
BASA	-	-	-	-	-	-
CEF	75.3	75.3	75.3	75.3	75.3	1,043,1
Bradesco	54.2	54.2	54.2	54.2	54.2	751.0

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Chuí Holding S.A.

Loans and financing	2015	2016	2017	2018	2019	After 2019
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES	-	-	-	-	-	-

There is no long term on 03.31.2014

Costa Oeste Transmissora de energia S.A.

Loans and financing	2015	2016	2017	2018	2019	After 2019
By activity	-	-	-	-	-	-
Generation	-	-	-	-	-	-
Transmission *	-	-	-	-	-	-
By creditor	-	-	-	-	-	-
BNDES	-	-	-	-	-	-

There is no long term on 03.31.2014

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14
Up to 5	13
6 to 10	7
11 to 15	2
16 to 20	0
21 to 25	1
beyond 25	1
Total	24

Transmission

Composition of employees by tenure (Years)	1Q14
Up to 5	111
6 to 10	230
11 to 15	136
16 to 20	38
21 to 25	162
beyond 25	86
Total	763

Administration

Composition of employees by tenure (Years)	1Q14
Up to 5	168
6 to 10	126
11 to 15	61
16 to 20	2
21 to 25	133
beyond 25	61
Total	551

152

14.2.By region

State	Number of employees
1Q14
Santa Catarina	994
Rio Grande do Sul	129
Paraná	144
Mato Grosso do Sul	49
Rondônia	22

14.3.By departments

Departments	Number of employees
1Q14
Field	787
Administrative	551

15.Complementary work force- NA

16.Turn-over

1Q14
0.04%

153

Balance Sheet

(R$ thousand)

Assets	03.31.14	12.31.13
Current Assets
Cash and banks	47,183	17,103
Clients	64,575	72,854
Taxes to recover	17,118	26,720
Rights to Reimbursement - CCC/CDE	50,747	31,793
Stored materials	114,698	113,942
Other credits	6,426	10,962
	300,747	273,374

Non-Current Assets
Taxes to recover	19,741	19,741
Deposits linked to legal suits	11,727	11,954
	31,468	31,695

Property, plant and equipment	1,553,355	1,570,907
Intangibles	1,620	1,720
	1,586,443	1,604,322
Total Assets	1,887,190	1,877,696

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Liabilities and Stockholders’ Equity	03.31.14	12.31.13
Current Liabilities
Suppliers	227,340	208,185
Loans and financing	320,509	271,350
Taxes and social contributions	11,019	9,098
Estimated obligations	17,609	20,442
Sectorial charges	7,668	12,308
Provision for contingencies	24,986	23,654
Retirement benefit	3,256	3,346
Shareholders remuneration	61,134	59,687
Others	15,437	24,889
	688,958	632,959

Non-Current Liabilities
Loans and financing	1,370,908	1,304,622
Retirement benefit	1,696	1,696
Resources for capital increase	6,369	6,218
Provision for actuarial liabilities	29,929	29,929
	1,408,902	1,342,465
	2,097,860	1,975,424
Stockholders’ Equity
Social Capital	845,510	845,510
Income reserve	2,596	2,596
Equity adjustment	(56,605)	(56,605)
Accrued income (losses)	(1,002,171)	(889,229)
	(210,670)	(97,728)
Total Liabilities and Stockholders’ Equity	1,887,190	1,877,696

155

Statement of Income

(R$ thousand)

	03.31.14	03.31.13
Net Operating Revenue	74,981	49,411
Operational cost	(126,996)	(201,159)
Cost of service of electric energy	(47,386)	(127,969)
Electric energy purchased for resale	(40,383)	(121,979)
Charges on the use of electric grid	(7,003)	(5,990)
Operational cost	(79,610)	(73,190)
Personnel, material and third party service	(53,914)	(55,946)
Depreciation and amortization	(18,118)	(17,434)
Raw material for production of electric energy	(32,191)	(50,360)
(-) Expense recuperation – fuel subvention	29,075	47,539
Other expenses	(4,462)	3,011
Gross operating result	(52,015)	(151,748)
Operating expenses	(14,119)	(10,388)
Service result	(66,134)	(162,136)
Other revenues/expenses	4,467	21
Fniancing result	(51,275)	(26,088)
Operational result before taxes	(112,942)	(188,203)
Taxes and social contribution	-	-
Net income (loss) for the period	(112,942)	(188,203)

156

Cash Flow

(R$ thousand)

	03.31.14	03.31.13
Operating Activities
Result before taxes	(112,942)	(188,203)
Social contribution and income tax	-	-
Net income (loss) for the period	(112,942)	(188,203)
Adjustments for:
Depreciation and amortization	19,917	19,393
Write-off fixed and intangible asset	9	-
Financial charges	38,586	(1,360)
Fiancial charges over undistributed dividends	1,447	912
Monetary and exchange net variations	4,176	13,936
Provision for contingencies	1,332	98
	65,467	32,979
Variations:
(Increase) / decrease in clients	8,279	14,950
Increase) / decrease in taxes and social contributions to recover	9,602	(6,296)
(Increase) / decrease in law suit deposits	227	146
(Increase) / decrease in reimbursement rights	(18,954)	(549)
(Increase) / decrease in stored material	(756)	(300)
(Increase) / decrease in other Assets	4,536	(4,517)
(Increase) / decrease in suppliers	14,980	57,872
(Increase) / decrease in taxes and social contributions to collect	1,921	(3,837)
(Increase) / decrease in estimated obligations	(2,833)	(2,814)
(Increase) / decrease in sectorial charges	(4,640)	3,915
(Increase) / decrease in other liabilities	(9,841)	(261)
	2,521	58,309

Fianancial Charges to pay	(8,602)	(3,424)

Operating activities – net cash	(53,556)	(100,339)
Investment Activities
Acquisition of property, plant and equipment	(2,274)	(11,413)
Acquisition of intangible Assets	-	(11)
Investment Activities – net cash	(2,274)	(11,424)
Financing activities
Capital increase - receivable	-	60,395
Loans and financing - receipt	95,789	81,322
Loans and financing - amortization	(9,879)	(52,667)
Financing activities- net cash	85,910	89,050
Net increase (decrease) in cash and cash equivalents	30,080	(22,713)
Final cash balance	47,183	4,082
Inicial cash balance	17,103	26,795
Net increase (decrease) in cash and cash equivalents	30,080	(22,713)

157

Analysis of the Result

1st Quarter 2014 x 4th Quarter 2013

The Company presented in the 1Q14 a loss of R$ 112.9 million, compared to a loss of R$ 113.9 million in 4Q13, representing a slight decrease of the negative result in 0.8%.

Operating Revenue

In generation:

The supply of electricity in 1Q14 showed the amount of R$ 84.5 million in 1Q14 and the amount of R$ 124.3 million in 4Q13, representing a decrease of 32.0%. The reduction in the quarter resulted from cancellations revenue from operating activities of Candiota III (Phase C). In December the production was affected by the stoppage of the Unit for preventive maintenance warranty.

Cost of Electricity Service

The Electricity purchased for resale presented in 1Q14 the amount of 40.4 million and the amount of R$ 54.5 million in 4Q13, a decrease of 26.0 % between periods. This reduction was due to a reduced need of energy purchased in 1Q14 compared to 4Q13.

The fuel costs for electricity production in 1Q14 presented the amount of R$ 32.2 million and the amount of R$ 35.8 million in 4Q13, presenting a variation of 10.2%. The reduction in fuel consumption was due to lower production in 1Q14 resulting the stoppage of Candiota II (Phase B) for maintenance in this quarter.

The Depreciation and amortization costs showed the amount of R$ 18.4 million in 1Q14 and the amount of R$ 17.0 million in 4Q13, representing an increase of 8.3% resulting from the beginning of depreciation of equipment that started the service in the last quarter of 2013, beginning of the depreciation in January 2014.

The Personnel expenses in 1Q14 show the amount of R$ 26.9 million and in 4Q13 presented the amount of R$ 22.3 million. A variation in the amounts of 20.3% can be verified. The variation was due to higher vacations expenses in 1Q14.

The Materials expenses presented in 1Q14 the amount of R$ 20.3 million in the period and the amount of R$ 8.7 million in 4Q13. The percentage change between periods was 133.7%, being this value related to pieces and parts of SHU Candiota II (Phase A & B) and lime for Candiota III (Phase C) operation.

The Third-party services in 1Q14 showed an amount of R$ 18.7 million and in 4Q13 was R$ 14.3 million, with a variation of 30.8% according to the preventive maintenance assurance Candiota III (Phase C).

The Other Operating expenses presented the amount of R$ 6.4 million in 1Q14 and the amount of R$ 4.7 million in 4Q13, the variation were due to recovery costs.

Operating Expenses

The Personnel expenses presented in 1Q14 the amount of R$ 8.7 million and the amount of R$ 2.7 million in 4Q13, the variation of 222.22% were due to vacation expenses and labor claims.

The Other Operating expenses in 1Q14 amounted to R $ 1.9 million and R$ 2.5 million in 4Q13, the variation was 32.0%. The major expenditures in this group regards to the ANEEL Inspection fee of R$ 0.4 million, reporting expenses of R$ 0.3 million and Social Responsibility Expenses of R$ 0.5 million.

158

Financial Results

The Net Financial result in the period 1Q14 presented expense amount of R$ 51.3 million and in 4Q13 the expense amount was R$ 34.0 million, presenting a variation 50.6% between periods. This increase was due primarily to services expenses of the stock of debt taken by the Company among Eletrobras.

Other Revenue/Expenses

This line item presented a positive net amount of R$ 4.5 million in 1Q14 and in 4Q13 presented the amount of R$ 0.2 million, with variation between them of 2233.4%. This item constitutes mainly of revenue from property sales in the Workers' Village at Candiota - RS.

159

Market Data

1.Generation Assets and Energy generated

Unit	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
			1Q14
P, Médici (Candiota)	446	251,500	111,708.680
Candiota III – Fase C	350	292,000	449,521.640
S, Jerônimo (Candiota)	20	12,600	0,00
Nutepa (Candiota)	24	6,100	0,00
Total	840	573,700	561,230.32

Unit	Location (State)	Beginning of operation	End of concession
P, Médici (Candiota)	RS	Jan/74	Jul/15
Candiota III – Fase C	RS	Jan/11	Jul-41
S, Jerônimo (Candiota)	RS	Apr/53	Jul/15
Nutepa (Candiota)	RS	Feb/68	Jul/15

2. Electric energy purchased for resale

System	Unit	1Q14
Eletrobras	MWh	81,840.000
	R$ million	14,700
Others	MWh
	R$ million
Total	MWh	81,840.000
	R$ million	14,700,100.80

3.Energy sold

Buyer	Sale model	1Q14
		R$ million	MWh
Eletrobras System	A 1ºLEN A 2ºLEE A 4ºLEE	120,937 28,820 10,422	639,436.163 229,561.421 77,009.024
	B	-	-
Others	A	-	-
	B	-	-
Total	A	160,179	946,006.608
	B	-	-

A - Through auction.

B - Through free market agreements or bilateral contracts.

(*) Data from Jun/13 are estimated.

160

Marketletter

4.CCEE Settlement (Spot and MRE)

4.1.Spot Market

	Unit	1Q14
Sale	R$ million	-
	MWh	-
	MWaverage	-
Purchase	R$ million	14,700
	MWh	81,840.000
	MWaverage	110
Net	R$ million	-
	MWh	-
	MWaverage	-

4.2.MRE

	Unit	1Q14
Sale	R$ million	-
	MWh	-
	MWaverage	-
Purchase	R$ million	-
	MWh	-
	MWaverage	-
Net	R$ million	-
	MWh	-
	MWaverage	-

5.Fuel used to produce electricity

Type	Unit	1Q14
		Amount	R$ million
Fuel oil	T	3,740,689,980	5,284,521.44
Diesel Oil	L	10,000.00	21,977.00
Coal	T	614,885,798	20,918,695.52
Total			26,225,193.96

6.Losses in generation - %(Consumption/Generated energy)

1Q14
P. Médici (Candiota) – 25.82%
Candiota III – Fase C – 12.08%
S. Jerônimo – 100%
Nutepa – 100%

7.Average price– R$/MWh

1Q14
1º LEN – R$ 189.36 2º LEE – R$ 125.66 4º LEE – R$ 135.55

161

8.Extension of transmission lines - Km  - NA

9.Transmission losses - % - NA

10.Main investments of parent company– R$ million

Budget informations

Project	1Q14	2014 budget
Generation		-
Generation system maintenance - MSGEE	2	74
Environmental impact mitigation	2	50
Phase A/B UPME revitalization	1	114
Other	-	4
Total	5	242

11.New investments – NA

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.14	Due Date	Index
Eletrobras	538,672	12/20/2021	IPCA + Spread
Eletrobras	155,209	06/20/2016	IPCA + Spread
Eletrobras	102,083	12/20/2022	IPCA + Spread
Eletrobras	84,205	01/30/2017	5% py
Eletrobras	25,481	05/30/2018	5% py
Eletrobras	56,033	08/30/2017	Selic + 0.5% py
Eletrobras	39,389	05/31/2015	Selic
Eletrobras	10,131	01/30/2015	Selic + 0.5% py
Eletrobras	13,583	01/30/2015	Selic + 0.5% py
Eletrobras	10,366	03/30/2015	Selic + 0.5% py
Eletrobras	43,189	12/30/2015	Selic
Eletrobras	30,473	04/30/2017	Selic + 0.5% py
Eletrobras	202,195	05/31/2021	Selic + 0.5% py
Eletrobras	8,745	08/30/2015	Selic + 0.5% py
Eletrobras	43,037	01/30/2018	Selic
Eletrobras	13,329	07/30/2021	Selic + 0.5% py
Eletrobras	43,783	08/30/2021	Selic + 0.5% py
Eletrobras	13,536	09/30/2015	Selic + 0.5% py
Eletrobras	20,735	09/30/2021	Selic + 0.5% py
Eletrobras	36,235	09/30/2021	Selic + 0.5% py
Eletrobras	10,942	09/30/2017	Selic + 0.5% py
Eletrobras	27,364	10/30/2021	Selic + 0.5% py
Eletrobras	25,882	10/30/2021	Selic + 0.5% py
Eletrobras	40,625	12/30/2021	Selic + 0.5% py
Eletrobras	19,683	02/28/2018	Selic + 0.5% py
Eletrobras	14,543	02/28/2018	Selic + 0.5% py
Eletrobras	5,202	02/29/2016	Selic + 0.5% py
Eletrobras	7,831	02/28/2018	Selic + 0.5% py
Eletrobras	44,328	03/30/2017	Selic + 0.5% py
Eletrobras	4,608	03/30/2017	Selic + 0.5% py

162

Foreign currency – FC - NA

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity
Generation	274,730	277,359	245,277	236,865	215,187	441,999
By creditor
Eletrobras	274,730	277,359	245,277	236,865	215,187	441,999

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

Headcount	1Q14
Own headcount	597
Commissioned	36
Ceded	-
Requested	4
Total	637

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q14
Up to 5	307
6 to 10	112
11 to 15	7
16 to 20	28
21 to 25	27
beyond 25	156
Total	637

14.2.By region

State	Number of employees
1Q14
Rio Grande do Sul	637

14.3.By departments

Department	Number of employees
1Q14
Field	511
Administrative	126

163

Marketletter

15.Complementary work force

Operational	1Q14
922

16.Turn-over

1Q14
3.30%

164

2.    Distribution Companies

Eletrobras Distribution Acre does not closed its Financial Statements for the first quarter of 2014 in the date of March 31 of that year, due to non-completion of the process of implementation of the billing system. The company is taking the necessary solutions for the problem in order to have structured and completed jobs in the second half of 2014.

The financial statements of Eletrobras Roraima Distribution company will be disclosed in due course.

Company	Net Operating Revenue		Service Result		Income/Loss for the Period		EBITDA (R$ million)		EBITDA Margin
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Amazonas Energia	673	531	(61)	21	(324)	(58)	(36)	59	(5,4)	11,1
Distribuição Acre	234	219	(57)	(67)	(65)	(59)	(45)	(61)	(19,1)	(27,9)
Distribuição Alagoas	235	257	2	(14)	(13)	(34)	9	(3)	3,9	(1,4)
Distribuição Piauí	265	255	(21)	(22)	(31)	461	(12)	14	(4,6)	5,6
Distribuição Rondônia	47	44	(32)	58	(29)	52	(30)	59	(63,1)	133,3
Distribuição Roraima	673	531	(61)	21	(324)	(58)	(36)	59	(5,4)	11,1

Eletrobras System Distribution

Company	Extension of Distribution Lines	Number of Clients assisted	Number of municipalities served	Number of substations
Amazonas Energia	46,096	837,609	62	54
Distribuição Acre	19,375	234,677	22	15
Distribuição Alagoas	41,442	991,742	102	40
Distribuição Piauí	88,116	1,113,081	204	81
Distribuição Rondônia	56,373	567,620	52	57
Distribuição Roraima	3,478	98,936	1	3

Extension of Transmission Lines – Km

Company	Own (a)	SPEs (b)	Physical aggregation in 2014	Total (a+b)
Amazonas	673	-	-	673
Geration and Transmission Companies	61,129	3,662	1,100	64,791
Total	61,802	3,662	1,100	65,464

(b) The company's participation in the enterprise

Installed Capacity – MW

Company	Own (a)	SPEs (b)	Physical aggregation in 2014	Total (a+b)
Amazonas Energia	2,204	-	121	2,204
Distribuição Rondônia	2.6	-	-	2,6
Eletrobras	-	13	-	13
Geration and Transmission Companies	39,421	2,493	1,026	41,914
Total	41,628	2,506	1,147	44,134

(b) The company's participation in the enterprise

Energy sold – MWh

	1Q14	1Q13
Amazonas Energia	1,441.430	1,335,818
Distribuição Acre	-	-
Distribuição Alagoas	874,655	824,955
Distribuição Piauí	769,701	647,082
Distribuição Roraima	167,262	145,944
Distribuição Rondônia	704,195	632,427
Total	3,957,243	3,783,512

165

Balance Sheet

(R$ thousand)

Assets	03.31.14	12.31.13 (Resubmitted)
Current Assets
Cash and cash equivalents	124,718	84,656
Consumers	404,132	372,341
Taxes and social contributions to compensate	34,640	34,063
Reimbursement rights	11,181,894	10,172,664
Stored materials	177,603	141,381
Other assets	119,290	152,905
	12,042,277	10,958,010
Non-Current Assets
Consumers	51,168	53,619
Taxes and social contributions	1,798,118	1,749,861
Deposits linked to legal suits	299,633	270,213
Financial asset	3,130,638	3,039,230
Other credits	9,073	9,071
Investment	7,678	7,678
Intangible	150,166	121,613
Property, plant and equipment	1,240,550	1,257,715
	6,687,024	6,509,000
Total Asset	18,729,301	17,467,010

166

Marketletter

Liabilities and Stockholders’ Equity	03.31.14	12.31.13 (Resubmitted)
Current Liabilities
Suppliers	5,999,259	4,841,004
Reimbursement obligations	7,761,073	7,761,073
Loans and Financing	477,184	472,434
Leasing	188,750	181,596
Taxes and social contributions	58,461	63,227
Estimated obligations	53,658	48,028
Post-Employment Benefits	931	1,022
Other	864,894	848,812
	15,404,210	14,217,196

Non-Current Liabilities
Suppliers	565,668	599,631
Loans and financing	978,520	715,349
Leasing	1,918,955	1,891,628
Estimated Obligations	4,849	4,849
Post-employment benefits	1,362	1,362
Provisions for lawsuits	296,558	273,615
Reimbursement Obligations	2,076,656	2,009,423
Concessions to pay	345,454	295,259
Others	26,315	23,890
	6,214,337	5,815,006
Stockholders’ Equity
Social Capital	4,610,171	4,610,171
Equity adjustment	(2,409)	(2,409)
Accumulated losses	(7,497,008)	(7,172,954)
	(2,889,246)	(2,565,192)
Total Liabilities and Stockholders’ Equity	18,729,301	17,467,010

167

Statement of Income

(R$ thousand)

	2014	2013
Net operating revenue	673,319	530,907
Operating expenses
Cost with electric energy	(305,413)	(31,512)
Operating cost	(293,280)	(252,478)
Third party services cost	(80,249)	(230,208)
	(678,942)	(514,198)
Gross income	(5,623)	16,709
Operating expenses	(55,533)	4,468
Service Result	(61,156)	21,177
Financial Result	(262,898)	(79,487)
Profit (Loss) for the period	(324,054)	(58,310)

168

Cash Flow

(R$ thousand)

	2014	2013
Operating activities – cash flow
Loss for the period	(324,054)	(58,310)
Adjustments to reconcile loss of cash provided by operations
Depreciation and amortization	24,718	37,668
Financing charges	37,712	21,233
Monetary and Exchange net variations	(325)	(356)
Financing charges of financial leasing	120,833	84,906
Provision for credits of doubtful liquidation	(27,913)	(777)
Provision for judicial lawsuits	17,092	(24,116)
New Replacement Value - VNR	-	(41,282)
Write-off of intangible asset	3,167	2,302
-	(148,770)	21,268
Current asset variations
Clients	(3,553)	24,381
Stored materials	(36,222)	(11,063)
Taxes and social contributions	(577)	(658)
CCC	(1,009,230)	(732,521)
Others	33,615	(6,106)
-	(1,015,967)	(725,967)
Non-Current asset variations
Clients	2,451	-
Taxes and social contributions	(48,257)	(57,698)
Related parties	-	-
Others	(2)	-
	(45,808)	(57,698)
Current liability variations
Supplier	1,572,650	(737,366)
Reimbursement Obligations	-	815,007
Leasing	7,154	3,608
Taxes and social contributions	(4,766)	(6,802)
Sectorial charges	-	3,604
Estimated obligations	5,630	4,294
Post Employment Benefit	(91)	-
Others	(398,313)	(19,650)
	1,182,264	62,695
Non-current liability variations
Suppliers	(33,965)	-
Reimbursement Obligations	67,233	31,474
Leasing	(93,506)	(85,346)
Provision for lawsuits	5,851	(1,827)
Special obligations – financing asset concession	-	5,727
Special obligations – intangible asset	-	272
Others	2,425	852,014
	(51,962)	802,314
Cash from Operating Activities
Financing charges – payment	(31,060)	(17,502)
Legal deposits	(29,420)	(21,479)
Net Cash (Used in) Generated by Operating Activities	(140,723)	63,631
Cash from investment activities
Financial Asset Concession - acquisition	(70,541)	(216,420)
Property, plant and equipment acquisition	(5,642)	(9,842)
Intangible acquisition	(3,248)	(392)
Intangible acquisition - concession	(1,053)	(9,615)
Net Cash used in investment activities	(80,484)	(236,269)
Financing Activities
Loans and financing obtained	319,828	33,418
Loans and financing payment	(58,559)	(32,592)
Net cash used in financing activities	261,269	826
Increase (Decrease) in Cash and Cash Equivalents	40,062	(171,812)
Cash and cash equivalents at beginning of the period	84,656	390,677
Cash and cash equivalents at end of the period	124,718	218,865

169

Analysis of the Result

1st Quarter 2014 x 4th Quarter 2013

The company reported a loss in 1Q14 61.4% lower than the previous quarter, from R$ 840.4 million in 4Q13 to R$ 324.1 million in 1Q14, mainly due to the reduction of some items, such as Personnel, Electricity Purchased for Resale, Provisions and New Replacement Value (VNR) as detailed below:

Operating Revenue

The electricity supply increased by 8.7%, from R$ 611.7 million in 4Q13 to R$ 664.6 million in 1Q14, due to the increase in the number of consumers.

The Construction revenue decreased by 71.0%, from R$ 276.6 million in 4Q13 to R$ 80.2 million in 1Q14, 1Q14 due to lower investments than in the previous quarter. Note that this value has no impact on the Company's results, given that construction revenue revoke with the cost of construction.

Cost of Electricity Service

The Electricity purchased for resale increased by 64.6 % from R$ 185.6 million in 4Q13 to R$ 305.4 million in 1Q14, mainly due to the record of R$ 294.4 million for the obligations with energy purchased agreement in Commercialization Chamber (CCEE) since 01/01/2013.

The Depreciation and amortization decreased by 40.4 % from R$ 41.5 million in 4Q13 to R$ 24.7 million in 1Q14 . The item that most contributed to this decrease was the amortization of assets related to the concession, due to the embranchment of the fixed Asset held in December 2013, most of the values of the intangible assets linked to concession were transferred to the Financial Assets line item - Concessions Public Service .

The Personnel expenses increased by 12.6% from R$ 81.5 million in 4Q13 to R$ 91.8 million in 1Q14. The variation was due to the provision for vacation bonus.

The Materials expenses decreased by 8.5%, from R$ 9.2 million in 4Q13 to R$ 8.4 million in 1Q14, representing no significant impact on the Company’s results.

The Third-party services decreased by 10.3%, from R$ 67.0 million in 4Q13 to R$ 60.1 million in 1Q14, representing no significant impact on the Company’s results.

Operating Revenue (Expenses)

The Provisions/reversals of provisions decreased by 115.3%, from R$ 70.5 million negative in 4Q13 to R$ 10.8 million positive in 1Q14. The main changes are highlighted below:

a) Provision for loans and losses decreased by 307.2%, from a loss of R$ 13.5 million in 4Q13, to a positive amount of R$ 27.9 million in 1Q14, due to the reversal of R$ 36.4 million.

b ) Provisions - PIE 's - in 4Q13 the Company recorded R$ 154.9 million. This provision refers to the values identified as the main lawsuit that the EL Paso Rio Negro filed against Eletrobras, as grantor of the contracts signed between Independent Producers (PIE) and Amazonas Energia and therefore, Eletrobras can exercise backward lawsuit against Amazonas Energia. Such expenditure has not occurred in 1Q14 .

c ) Provision for losses on disposal of assets and effective Losses on disposal of assets recorded in the 4Q13 the amount of R$ 119.5 million due to the disposal of property . Such expenditure has not occurred in 1Q14.

170

Marketletter

New Replacement Value - VNR

The VNR recorded in 4Q13 was R$ 377 million, however, in 1Q14 the Company has not recorded any values for the VNR.

Financial Results

The Financial revenues decreased by 41.1%, from R$ 44.5 million in 4Q13 to R$ 26.2 million in 1Q14. The main item that impacted was the Increase Moratorium on Energy Sales line item, which reached R$ 26.9 million in 4Q13 and R$ 10.7 million in 1Q14 from the registration fee and adjustment on the expired receivables from costumers.

The Financial expenses decreased by 32.6%, from R$ 429.2 million in 4Q13 to R$ 289.1 million in 1Q14, due to the interest and penalties line items. In 4Q13, this item was higher due to the adjustment of debt with the El Paso Rio Negro in the amount of R$ 97.8 million.

171

Market Data

1.Generation Assets and Energy generated

Own Assets

Unit	Fuel	Installed Capacity MW	Guaranteed Energy MW Average	Generated Energy – MWh
				1Q14
Parintins	Biodiesel BS1800	33,16	10,083	25,635
Itacoatiara	Biodiesel BS1800	34,83	6,328	22,865
Manacapuru	Biodiesel BS1800	28,93	10,868	0
Barreirinha	Biodiesel BS1800	3,71	0,729	2,935
Coari	Biodiesel BS1800	20,85	7,572	19,607
Maués	Biodiesel BS1800	12,43	3,822	9,597
Humaitá	Biodiesel BS1800	15,37	4,661	12,494
Urucará	Biodiesel BS1800	4,67	1,484	3,272
Benjamin Constant	Biodiesel BS1800	7,32	2,549	6,834
Tefé	Biodiesel BS1800	18,2	6,783	17,844
Manicoré	Biodiesel BS1800	7,67	2,489	6,139
Autazes	Biodiesel BS1800	6,07	1.753	5,907
Codajás	Biodiesel BS1800	7	1.653	2,886
Eirunepé	Biodiesel BS1800	10,62	1.996	4.876
Nova O. do Norte	Biodiesel BS1800	6.52	1.996	4,942
Atalaia do Norte	Biodiesel BS1800	1.19	0.05	0
Barcelos	Biodiesel BS1800	4.87	1.367	3,511
Lábrea	Biodiesel BS1800	9.54	2.611	7,470
São P. de Olivença	Biodiesel BS1800	3.79	0.986	2,510
Santo Antônio do Içá	Biodiesel BS1800	3.22	1.04	2,776
Carauari	Biodiesel BS1800	7.18	2.036	5,380
Fonte Boa	Biodiesel BS1800	6.23	1.662	3,781
Boca do Acre	Biodiesel BS1800	8.22	2.538	6,647
São G. da Cachoeira	Biodiesel BS1800	8.42	3.021	7,992
Itapiranga	Biodiesel BS1800	3.06	0.985	2,361
Anori	Biodiesel BS1800	4.16	1.073	1,215
Silves	Biodiesel BS1800	2.5	0.498	1,712
Augusto Montenegro	Biodiesel BS1800	0.6	0.055	175
Nhamundá	Biodiesel BS1800	4.58	0.961	2,562
Tabatinga	Biodiesel BS1800	15.43	5.336	12,973
Novo Aripuanã	Biodiesel BS1800	5.69	1.584	3,972
Borba	Biodiesel BS1800	3.6	1.851	4,874
Santa I.do Rio Negro	Biodiesel BS1800	2.42	0.676	1,726
Jutaí	Biodiesel BS1800	6.18	1.182	2,794
Novo Airão	Biodiesel BS1800	5.27	1.206	3,441
Ipixuna	Biodiesel BS1800	3.04	0.597	1,499
Envira	Biodiesel BS1800	3.38	0.856	2,380
Cucuí	Biodiesel BS1800	0.57	0.073	200
Japurá	Biodiesel BS1800	0.18	0.044	137
Maraã	Biodiesel BS1800	3.69	0.628	1,805
Juruá	Biodiesel BS1800	2.49	0.462	1,335
Tapauá	Biodiesel BS1800	3.71	1.155	2,914
Canutama	Biodiesel BS1800	2.23	0.613	1,519
Pauini	Biodiesel BS1800	2.62	0.698	1,878
Careiro	Biodiesel BS1800	2.5	0.859	1,783
Amaturá	Biodiesel BS1800	1.8	0.446	1,189
Estirão do Equador	Biodiesel BS1800	0.72	45.207	108
Palmeiras	Biodiesel BS1800	0.72	0.053	92
Ipiranga	Biodiesel BS1800	0.42	0.054	118
Vila Bittencourt	Biodiesel BS1800	0.57	0.068	138
Iauaretê	Biodiesel BS1800	1	0.178	197
São S. do Uatumã	Biodiesel BS1800	2.64	0.638	1,526
Tonantins	Biodiesel BS1800	3.46	0.944	1,799
Alvarães	Biodiesel BS1800	2.72	0.641	1,950
Beruri	Biodiesel BS1800	2.97	0.756	2,171
Caapiranga	Biodiesel BS1800	2.06	0.493	654
Uarini	Biodiesel BS1800	1.94	0.615	1,885
Urucurituba	Biodiesel BS1800	2.84	0.787	2,755
Pedras	Biodiesel BS1800	0.57	0.102	291

172

Unit	Fuel	Installed Capacity MW	Guaranteed Energy MW Average	Generated Energy – MWh
				1Q14
Anamã	Biodiesel BS1800	1.73	0.54	185
Itamarati	Biodiesel BS1800	2.56	0.405	1,270
Castanho	Biodiesel BS1800	12.72	4.195	12,166
Rio Preto da Eva	Biodiesel BS1800	11.21	3.389	9,633
Limoeiro	Biodiesel BS1800	1.79	0.335	1,005
Boa Vista do Ramos	Biodiesel BS1800	2.31	0.738	2,571
Manaquiri	Biodiesel BS1800	3.01	1.118	3,290
Caviana	Biodiesel BS1800	0.58	0.122	329
Campinas	Biodiesel BS1800	0.43	0.06	176
Caiambé	Biodiesel BS1800	0.88	0.121	386
Murituba	Biodiesel BS1800	0.3	0.033	73
Apuí	Biodiesel BS1800	7.19	1.381	3,521
Mocambo	Biodiesel BS1800	0.89	0.188	0
Belém do Solimões	Biodiesel BS1800	0.84	0.213	438
Itapeaçú	Biodiesel BS1800	0.85	0.153	0
Caborí	Biodiesel BS1800	0.78	0.095	755
Cametá	Biodiesel BS1800	0.612	0.136	0
Sacambú	Biodiesel BS1800	0.448	0.064	225
Novo Remanso	Biodiesel BS1800	4.06	1.331	4,455
Tuiué	Biodiesel BS1800	0.71	0.096	276
Jacaré	Biodiesel BS1800	0.34	0.164	569
Novo Céu	Biodiesel BS1800	1	0.404	1,740
Zé Açú	Biodiesel BS1800			0
Vila Amazônia	Biodiesel BS1800	2.08	0.341	1,285
Terra Nova	Biodiesel BS1800			0
Axinim	Biodiesel BS1800	0.66	0.107	307
Vila Urucurituba	Biodiesel BS1800	0.38	0.059	148
Arara	Biodiesel BS1800	0.332	0.052	142
Feijoal	Biodiesel BS1800	0.778	0.062	210
Lindoia	Biodiesel BS1800	1	0.304	888
Moura	Biodiesel BS1800	0.52	0.065	158
Santana	Biodiesel BS1800	0.31	0.051	116
Sucunduri	Biodiesel BS1800	0.16	0.048	128
Carvoeiro	Biodiesel BS1800	0.33	0.016	44
Itapuru	Biodiesel BS1800	0.31	0.02	67
Betânia	Biodiesel BS1800	0.43	0.111	264
Vila de Matupí	Biodiesel BS1800	1.85	0.619	1,907
Auxiliadora	Biodiesel BS1800	0.468	0.079	239
Tamaniquá	Biodiesel BS1800	0.468	0.079	65
Santa Rita Well	Biodiesel BS1800	0.62	0.183	512
Parauá	Biodiesel BS1800	0.568	0.096	224
Belo Monte	Biodiesel BS1800	0.246	0.044	114
Vila de Alterosa	Biodiesel BS1800	0.33	0.067	225
Camaruã				101
UHE Balbina	Water	277.5	132.3	283,428
UTE Aparecida	OCTE, GN	282.5	150.0	295,750
UTE Mauá	Bloco 1 - OC1A / Bloco 3 Gás Natural (Alternativo OCTE) / Bloco4 – OPGE / Bloco 5 – Biodiesel / Bloco 6 – Biodiesel / Bloco 7 - Biodiesel	738.1	311.0	398,686
UTE Electron	OCTE	121.1	18.0	809
UT CO Cidade Nova	Diesel/Biodiesel	29.6	19.4	13,839
UT AS São José	Diesel/Biodiesel	73.4	47.5	40,054
UT FO Flores	Diesel/Biodiesel	124.7	78.3	78,129
UTE Distrito	Biodiesel (B S1800)	51.3	38.3	36,129
UTE Iranduba	Diesel/Biodiesel	66.6	47.1	40,323
Total		2,204.22		1,491.382

173

Unit	Location (state)	Beginning of peration	End of Operation
Parintins	Amazonas	Dec/65	Undefined
Itacoatiara	Amazonas	Sep/66	Undefined
Manacapuru	Amazonas	Jan/67	Undefined
Barreirinha	Amazonas	Jun/67	Undefined
Coari	Amazonas	Sep/67	Undefined
Maués	Amazonas	Dec/67	Undefined
Humaitá	Amazonas	Jul/68	Undefined
Urucará	Amazonas	Jun/68	Undefined
Benjamin Constant	Amazonas	Aug/68	Undefined
Tefé	Amazonas	Aug/68	Undefined
Manicoré	Amazonas	May/69	Undefined
Autazes	Amazonas	Jun/69	Undefined
Codajás	Amazonas	Sep/69	Undefined
Eirunepé	Amazonas	Sep/69	Undefined
Nova Olinda do Norte	Amazonas	Oct/69	Undefined
Atalaia do Norte	Amazonas	Mar/70	Undefined
Barcelos	Amazonas	Jul/70	Undefined
Lábrea	Amazonas	Aug/70	Undefined
São Paulo de Olivença	Amazonas	Jan/71	Undefined
Santo Antônio do Içá	Amazonas	Jan/71	Undefined
Carauari	Amazonas	Jan/71	Undefined
Fonte Boa	Amazonas	Jan/71	Undefined
Boca do Acre	Amazonas	Feb/71	Undefined
São Gabriel da Cachoeira	Amazonas	Mar/71	Undefined
Itapiranga	Amazonas	Oct/71	Undefined
Anori	Amazonas	Oct/71	Undefined
Silves	Amazonas	Oct/71	Undefined
Augusto Montenegro	Amazonas	Oct/71	Undefined
Nhamundá	Amazonas	Nov/71	Undefined
Tabatinga	Amazonas	Nov/71	Undefined
Novo Aripuanã	Amazonas	Jun/72	Undefined
Borba	Amazonas	May/72	Undefined
Santa Isabel do Rio Negro	Amazonas	Oct/72	Undefined
Jutaí	Amazonas	May/72	Undefined
Novo Airão	Amazonas	Jul/73	Undefined
Ipixuna	Amazonas	Jul/73	Undefined
Envira	Amazonas	Aug/73	Undefined
Cucuí	Amazonas	Oct/73	Undefined
Japurá	Amazonas	Oct/73	Undefined
Maraã	Amazonas	Oct/73	Undefined
Juruá	Amazonas	Oct/73	Undefined
Tapauá	Amazonas	Dec/73	Undefined
Canutama	Amazonas	Dec/73	Undefined
Pauini	Amazonas	Sep/74	Undefined
Careiro	Amazonas	Sep/74	Undefined
Amaturá	Amazonas	Nov/74	Undefined
Estirão do Equador	Amazonas	Dec/74	Undefined
Palmeiras	Amazonas	Dec/74	Undefined
Ipiranga	Amazonas	Jan/75	Undefined
Vila Bittencourt	Amazonas	Dec/75	Undefined
Iauaretê	Amazonas	Apr/75	Undefined
São Sebastião do Uatumã	Amazonas	Apr/75	Undefined
Tonantins	Amazonas	Apr/75	Undefined
Alvarães	Amazonas	May/75	Undefined
Beruri	Amazonas	Dec/75	Undefined
Caapiranga	Amazonas	Jan/75	Undefined
Uarini	Amazonas	Feb/76	Undefined
Urucurituba	Amazonas	Jan/75	Undefined
Pedras	Amazonas	Aug/76	Undefined
Anamã	Amazonas	Jan/76	Undefined

174

Unit	Location (state)	Beginning of peration	End of Operation
Itamarati	Amazonas	Feb/76	Undefined
Castanho	Amazonas	Dec/79	Undefined
Rio Preto da Eva	Amazonas	Jun/04	Undefined
Limoeiro	Amazonas	Nov/82	Undefined
Boa Vista do Ramos	Amazonas	Mar/86	Undefined
Manaquiri	Amazonas	Jun/84	Undefined
Caviana	Amazonas	Jul/86	Undefined
Campinas	Amazonas	Jul/86	Undefined
Caiambé	Amazonas	Aug/76	Undefined
Murituba	Amazonas	Aug/86	Undefined
Apuí	Amazonas	Sep/86	Undefined
Mocambo	Amazonas	Mar/87	Undefined
Belém do Solimões	Amazonas	Mar/87	Undefined
Itapeaçú	Amazonas	Mar/87	Undefined
Caborí	Amazonas	Sep/92	Undefined
Cametá	Amazonas	Sep/92	Undefined
Sacambú	Amazonas	Dec/92	Undefined
Novo Remanso	Amazonas	Aug/98	Undefined
Tuiué	Amazonas	Sep/98	Undefined
Jacaré	Amazonas	Aug/98	Undefined
Novo Céu	Amazonas	Aug/98	Undefined
Zé Açú	Amazonas	Sep/98	Undefined
Vila Amazônia	Amazonas	Sep/98	Undefined
Axinim	Amazonas	Oct/98	Undefined
Vila Urucurituba	Amazonas	May/99	Undefined
Arara	Amazonas	Apr/00	Undefined
Feijoal	Amazonas	Feb/00	Undefined
Lindoia	Amazonas	Jul/00	Undefined
Moura	Amazonas	Apr/04	Undefined
Santana	Amazonas	Jul/05	Undefined
Sucunduri	Amazonas	Oct/06	Undefined
Carvoeiro	Amazonas	Mar/06	Undefined
Itapuru	Amazonas	Oct/10	Undefined
Betânia	Amazonas	Jul/06	Undefined
Vila de Matupí	Amazonas	Aug/06	Undefined
Auxiliadora	Amazonas	Oct/06	Undefined
Santa Rita Well	Amazonas	Nov/06	Undefined
Parauá	Amazonas	Sep/03	Undefined
Belo Monte	Amazonas	Oct/06	Undefined
Vila de Alterosa	Amazonas	Oct/06	Undefined
UHE Balbina	Amazonas	Jan/89	Mar/27
UTE Aparecida	Amazonas	Feb/84	Undefined
UTE Mauá	Amazonas	Apr/73	Undefined
UTE Electron	Amazonas	Jun/05	Undefined
UT CO Cidade Nova	Amazonas	Aug/08	Undefined
UT AS São José	Amazonas	Feb/08	Undefined
UT FO Flores	Amazonas	Aug/08	Undefined
UTE Distrito	Amazonas	Oct/10	Undefined
UTE Iranduba	Amazonas	Nov/10	Undefined

175

r

2. Electric energy purchased for resale

System	Unit	1Q14
Eletrobras (Guajará)	MWh	1,490
	R$ million
Others (PIE'S-Independent Producer,- Self producer)	MWh	673,823
	R$ million
Total	MWh	675,313
	R$ million	11,049

3.Energy sold

Distribution to	1Q14
	R$ million	MWh
Residential	124	460,793
Industrial	80	443,444
Commercial	77	301,043
Rural	3	19,924
Public Entities	29	132,084
Public Ilumination	5	32,905
State utilities	8	51,237
Own Consumption	-	3,471
Others	-	0
Total	326	1,441,430

4. Number of Consumer Units Serviced

1Q14
837,609

5. Network Expansion - number of new connections

1Q14
14,765

6. Substations

1Q14
54

7. Fuel used to produce electricity

Type	Unit	1Q14
		Amount	R$ Million
Diesel oil	Litre	100,773,392

8. Losses  - %

1Q14
Technical	Commercial
2.44%	35.42%

176

Marketletter

9. Extension of transmission lines – 03.31.2014

From/To	Extension Km	Tension (kV)	Beginning of Operation	End of Concession
Balbina–Cristiano Rocha	158,513	230	11/06/2006	03/01/2027
Manaus–Cristiano Rocha	22,704	230	11/06/2006	03/01/2027
Ramal de Transmissão–Presidente Figueiredo	0,124	230	09/13/2008	03/01/2027
Balbina – Manaus I	180,344	230	05/09/1989	03/01/2027
Balbina – Balbina – Circuito 1	0,590	230	02/20/1989	03/01/2027
Balbina – Balbina – Circuito 2	0,635	230	04/15/1989	03/01/2027
Balbina – Balbina – Circuito 3	0,635	230	04/24/1989	03/01/2027
Balbina – Balbina – Circuito 4	0,680	230	09/13/1989	03/01/2027
Balbina – Balbina – Circuito 5	0,680	230	07/24/1989	03/01/2027

Subtransmission

Line	Extension Km	Tension (kV)	Beginning of Operation	End of Concession
Manaus I – São José	7,285	69	02/04/2001	07/07/2015
Manaus I – Mauá	11,815	69	10/13/1991	07/07/2015
Manaus I – Distrito I – Circuito 1	4,685	69	10/13/1991	07/07/2015
Manaus I – Distrito I – Circuito 2	4,682	69	11/11/2006	07/07/2015
Manaus I – V8 – Circuito 1	1,160	69	10/13/1991	07/07/2015
Manaus I – V8 – Circuito 2	1,160	69	10/13/1991	07/07/2015
Manaus I – Cachoeirinha	6,112	69	07/26/1992	07/07/2015
Manaus I – Seringal Mirim – Circuito 1	6,649	69	09/28/1997	07/07/2015
Manaus I – Seringal Mirim – Circuito 2	7,277	69	10/12/1997	07/07/2015
Manaus I– Flores – Circuito 1	4,460	69	02/11/1989	07/07/2015
Manaus I – Flores – Circuito 2	4,565	69	11/18/2001	07/07/2015
Manaus I – Flores – Circuito 3	4,810	69	12/02/2007	07/07/2015
Manaus I – Cidade Nova	7,463	69	01/01/1996	07/07/2015
Manaus I – Santo Antônio	9,516	69	04/19/2005	07/07/2015
Flores – Redenção	1,469	69	11/30/2008	07/07/2015
Redenção – Ponta Negra	4,515	69	11/30/2008	07/07/2015
Flores – Ponta Negra	5,959	69	12/02/2007	07/07/2015
Aparecida – Ponta Negra	8,610	69	07/15/1983	07/07/2015
Aparecida – Seringal Mirim	3,796	69	02/02/1997	07/07/2015
Aparecida – Cachoeirinha	3,994	69	04/23/2005	07/07/2015
Aparecida – El Paso	0,153	69	11/23/1999	07/07/2015
Mauá – Distrito I – Circuito 1	7,481	69	04/30/1977	07/07/2015
Mauá – Distrito I – Circuito 2	6,728	69	04/12/1999	07/07/2015
Mauá – Distrito II – Circuito 1	4,122	69	11/29/1997	07/07/2015
Mauá – Distrito II – Circuito 2	4,107	69	04/07/2004	07/07/2015
Mauá – Marapatá	6,489	69	11/05/2011	07/07/2015
Marapatá – Cachoeirinha	2,894	69	11/06/2011	07/07/2015
Mauá – Cidade Nova	26,016	69	08/20/2006	07/07/2015
Mauá – Mauá Geração – Circuito 1	0,533	69	02/22/2004	07/07/2015
Mauá – Mauá Geração – Circuito 2	0,226	69	02/29/2004	07/07/2015
Mauá – El Paso	0,200	69	03/07/2004	07/07/2015
Mauá Geração – São José	8,924	69	03/09/2004	07/07/2015
Mauá Geração – Consumidores Especiais	9,362	69	07/09/2004	07/07/2015
Eletro – Cachoeirinha	0,357	69	01/01/1981	07/07/2015
Distrito I – Consumidores Especiais	7,723	69	03/17/1996	07/07/2015
Distrito II – Cachoeirinha – Circuito 1	7,421	69	11/29/1997	07/07/2015
Distrito II – Cachoeirinha – Circuito 2	7,830	69	09/17/2011	07/07/2015
Seringal Mirim – Cachoeirinha	3,980	69	02/02/1997	07/07/2015
Santo Antônio – Sivam	5,326	69	03/19/1995	07/07/2015
Ponta Do Ismael – Iranduba	18,043	69	06/17/2006	07/07/2015
Flores – Ambev	0,161	69	03/16/2003	07/07/2015
Iranduba – Manacapuru	70,000	69	08/22/2012	07/07/2015
Total	308,058

10. DEC/ Duration of interruptions – hours

1Q14
13.0

177

Marketletter

11. FEC – Frequency of interruptions – Number of outages

1Q14
8.4

12. TMA – Average response time – in minutes

1Q14
297.91

13. Average price– R$/MWh

1Q14
277.64

14. Main investments – R$ million

Project	1Q14	Budget 2014
Distribution	61,21	733,36
Extension of Urban distribution	17,06	319,11
“Light for All” Program	24,23	173,44
Maintenance of the distribution system	9,14	150,17
Maintenance of the urban network	10,78	90,64
Others (infrastructure)	2,72	24,47
Transmission	0,79	16,26
Generation	64,72	774,09
Total	61,21	733,36

* The information showed in this picture refers only to the Amazonas Distribuidora de energia S.A. – AmE (Distribution)  investment budget.

15. New Investments

                 15.1.Generation

                                   15.1.1. Owner Assets

Unit	Location (State)	Total of Investment R$ million	Installed Capacity - MW		Assured Energy MW average		Beginning of operation		Beginning of construction
			Open cycle	Comb, cycle	Open cycle	Combined cycle	Open cycle	Combined cycle
TEU Mauá 3	Amazonas	1,054,33	379,76	589,61	375	570,4	04/28/2014	12/11/2014	09/28/2012 assigned contract OC n˚ 83599/2012

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due Date	Index
Eletrobras	1,455,704	1,111,2	1,575,5	1,187,8	01/2014	RGR

17. Contract obligations – 03.31.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	477.2	477,2	204,5	147.8	68.5	80.6

178

Marketletter

Energy Purchase Contracts	2015	2016	2017	2018	After 2018
R$ million	614.514	642.989	694.668	721.386	3,048.210
MWh	2,671,800.00	2,679,120.00	2,671,800.00	2,671,800.00	13,592,305.00

18. Default – more than 120 days – 03.31.14

Class	R$ million
State utilities	20,9
Industrial	21,9
Residential	91,4
Commercial	31,3
Others	25,9
Total	191,4

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1.By tenure

Generation and Transmission

Composition of employees by tenure (Years)	1Q14
Up to 5	51
6 to 10	308
11 to 15	0
16 to 20	8
21 to 25	12
beyond 25	232
Total	611

Distribution

Composition of employees by tenure (Years)	1Q14
Up to 5	23
6 to 10	132
11 to 15	166
16 to 20	217
21 to 25	200
beyond 25	182
Total	920

Administration

Tenure (years)	1Q14
Up to 5	141
6 to 10	287
11 to 15	8
16 to 20	27
21 to 25	38
Beyond 25	111
Total	612

19.2. By region

State	Number of employees
1Q14
Amazonas	2,143

179

19.3. By departments

Department	Number of employees
1Q14
Field	1,468
Administrative	675

20.Complementary work force

Operational	1Q14
1,740

21.Turn-over

1Q14
0.37%

180

Balance Sheet

(R$ thousand)

Assets	03.31.14	12.31.13
Current Assets

Cash and banks	23,611	25,646
Consumers	219,871	231,241
Taxes and social contributions	11,058	10,762
Reimbursements rights	6,993	6,730
Stored materials	5,097	5,040
Service in course	24,886	23,998
CDE Reimbursement	130,369
Other credits	26,230	19,218
	448,115	322,635
Non-Current Assets
Long-term Assets
Consumers	176,498	171,341
Taxes and social contributions	5,612	5,968
Collaterals and tied deposits	39,610	40,852
Financing Assets - concessions	612,177	587,852
Other	3,952	3,948
	837,849	809,961
Investments	168	168
Intangible	35,083	43,809
Property, plant and equipment - net	23,488	24,088
	896,588	878,026

Total of Assets	1,344,703	1,200,661

181

Marketletter

Liabilities	03.31.14	12.31.13
Current Liabilities

Loans and financing	329,064	236,368
Suppliers	299,895	141,121
Taxes and social contributions	43,252	44,799
Estimated obligations	12,366	13,650
Reimbursements obligations	53,632	50,752
Post-retirement benefits	5,301	5,023
Sector charges	497	497
Research and development	19,138	19,200
Others	28,617	30,585
	791,762	541,995

Non-Current Liabilities

Loans and financing	349,365	393,387
Suppliers	5,105	6,427
Provision for contingencies	88,753	83,473
Resources for capital increase	7,885	7,698
Post-retirement benefits	161,194	162,282
Research and development	15,065	13,383
Taxes and social contributions	8,083	9,130
Other	4,286	4,286
	639,736	680,066

Stockholders’ Equity

Social Capital	726,447	726,447
Accrued losses	(648,751)	(583,356)
Other comprehensive income	(164,491)	(164,491)
	(86,795)	(21,400)
Total Liabilities	1,344,703	1,200,661

182

Statement of Income

(R$ thousand)

	03.31.14	03.31.13
Net Operating Revenue	234,443	219,463
Operational costs
Cost of electric energy	(185,035)	(142,937)
Operational costs	(33,936)	(38,729)
Construction costs	(17,072)	(18,239)
	(236,043)	(199,905)
Gross Income	(1,600)	19,558
Operating Expenses	(55,208)	(86,062)
Electric Energy services - losses	(56,808)	(66,504)
Financing result	(13,438)	2,215
Operational losses before Law 12,783/13	(70,246)	(64,289)
Gain Law 12,783/13	4,851	4,836
Net income (loss) for the period	(65,395)	(59,453)
Basic loss per share	(0.09)	(0.08)
Dilluted loss per share	(0.04)	(0.04)

183

Marketletter

Cash Flow

(thousands reais)

	03.31.14	03.31.13
Cash from operation activities
Operating activities
Losses for the period	(65,395)	(59,453)
Adjustments
Depreciation and Amortization	7,935	1,225
Financing result – advance for future capital increase and loans	14,281	5,738
Financing result – taxes and other liabilities	964	(1,591)
Provision for credit of questionable liquidation	10,018	43,341
Provision for contingencies	5,081	2,561
Provisions for non-liquidated suppliers	328,712	-
CDE Reimbursement	(130,369)	-
Provision for losses of stored material	-	(459)
Residual value of the financial asset - public service concessions	(277)	2,124
Residual value of the intangible	(21)	17,282
Residual value of the Property, plant and equipment	-	720
Financial asset - VNR Law 12,783/13	(4,851)	(4,836)
Fiscal instalment amortization	(797)	(761)
Other	(63)	2,219
	230,613	67,563
Assets and liabilities variation
Clients	(1,952)	(756)
Taxes and social contributions	60	(382)
Reimbursement rights	(263)	(217)
Stored material	(57)	(299)
Other Assets	(9,249)	(73,391)
Linked deposits	988	9,449
Suppliers	(171,260)	67,291
Taxes and social contributions	(2,322)	(6,586)
Estimated obligations	(1,284)	964
Reimbursement obligations	2,880	1,700
Sectorial charges	-	(1,453)
Post-retirement benefits	(810)	(436)
Other liabilities	(2,640)	(4,664)
	(185,909)	(8,780)
Net cash from operational activities	(20,691)	(670)
Investment activities
Financing asset acquisition – public service concession	(20,476)	(18,821)
Intangible acquisitions	(1,447)	(916)
Property, plant and equipment acquisition	(713)	(498)
Net cash from investment activities	(22,636)	(20,235)
Financing activities
Income from loans and financing	66,117	9,427
Advance for future capital increase		21,918
Loans and financing amortization - principal	(24,400)	(17,242)
Financing charges amortization – loans and financing	(425)	(1,831)
Net cash from financing activities	41,292	12,272
Increase (decrease) in the cash and cash equivalent	(2,035)	(8,633)
Cash and cash equivalents at beginning of the period	25,646	46,006
Cash and cash equivalents at end of the period	23,611	37,373
	(2,035)	(8,633)

184

Marketletter

Analysis of the result

Operating Revenue

The Net Operating Revenues in 1Q14 decreased by R$ 34.6 million compared to 4Q13, from R  269.0 million in 4Q13 to R$ 234.4 million in 1Q14, mainly due to the shorter time to account the electricity consumption.

Cost of Electricity Service and operating expenses

The electricity purchase for resale 1Q14 presented an increase of R$ 18.9 million compared to 4Q13, due to the purchased electricity from thermal generation, with an increase in PLD.

The Charges for the use of the system presented in 1Q14 a decrease of R$ 9.6 million compared to 4Q13, due to the lower cost of the ESS.

Cost of service, Operating Costs and Expenses

The costs of service and operating expenses in 1Q14 decreased by R$ 3.8 million compared to 4Q13. The main changes were:

The Personnel decreased by R$ 13.3 million arising from the employees who signed the Early Retirement Plan- PID.

Third-party services decreased by R$ 5.9 million arising from the provision of previous months invoices in December;

Net provisions increased R$ 29.4 million due to higher transfer to losses for uncollectible accounts item.

The Construction cost decreased by R$ 10.6 million due to lower acquisition on fixed asset.

Gain on Law 12,783/2013

The gain on Law 12,783/13 showed an increase of R$ 3.3 million in 1Q14 compared to 4Q13 due to the adjustments of the calculations in December 2013.The assets linked to the concessions (financial and intangible assets), the Company valued the recoverable amount of these assets and compared to the value of the net BRR, defined by ANEEL, updated to March 31, 2014.

Financial Results

The financial result in 1Q14 increased by R$ 6.2 million compared to 4Q13, mainly due to the increase of 85.98% of the financial expenses in the amount of R$ 6.2 million, due to defaults on debt service of March, the default on the purchasing of short-term energy for the month of January and the burden on state and federal taxes.

185

Market Data

1.Generation Assets and Energy generated – NA

2.Electric energy purchased for resale

System	Unit	1Q14
Eletrobras	MWh	646,010
	R$ million	37.4
Others	MWh	575,101
	R$ million	138.1
Total	MWh	1,221,111
	R$ million	175,5

3. Energy sold

Distribution to	1Q14
	R$ million	MWh
Residential	132.1	336,993
Industrial	31.3	138,542
Commercial	72.7	186,942
Rural	12.6	78,047
State utilities	12.5	37,446
Public ilumination	10.5	49,818
Public Services	11.5	45,918
Own Consumption	-	949
Others	-	-
Total	283.2	874,655

4. Number of Consumer Units Serviced

1Q14
991,742

5. Network Expansion - number of new connections

1Q14
10,288

6. Substations

1Q14
40

186

Marketletter

7. Fuel used to produce electricity- NA

8. Losses - %

1Q14
Technical	Commercial
10.34	15.13

9.Transmission Lines Extension – on 03.31.14

Tension Level (kV)	Extension Km
0,38/13,8/69	41,442

10. DEC- Duration of interruptions - in hours

1Q14
10.29

11. FEC – Frequency of interruptions – Number of outages

1Q14
6.17

12. TMA – Average response time – in minutes

1Q14
296

13. Average price– R$/MWh

1Q14
250.68

14. Main Investments – R$ million

Projectt	1Q14	2014 budget
Distribution	16,0	249,4
Rural Distribution Network Expansion - Light for All	1,2	41,7
Distribution System Expansion	4,4	64,0
Distribution System Maintenance	5,0	42,2
Modernization and Adequacy of Commercial and Distribution System – losses reduction	5,4	101,5
Others	1,1	45,9
Maintenance and Adequacy of Goods	0,0	6,0
Maintenance and Adequacy of movable property, vehicles, and equipments	0,0	4,1
Maintenance and Adequacy of computer, information Assets and teleprocessing	1,1	35,8
Total	17,1	295,3

15. New Investments - NA

187

Marketletter

16. Loans and Financing – R$ million

Creditor	Balance 03.31.14	Due Date	Index
Eletrobras	654		Selic
Faceal	13	2015	INPC
Caixa Econômica Federal	5	2014	CDI/OVER
Banco do Brasil	5.2014		CDI/OVER
Lloyds Bank	1	2024	DOLAR

17. Contract obligations – 03.31.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	329	125	72	55	37	59

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	508	526,	553	580	641	641
MWh	4,457,727	5,131,680	5,405,868	5,422,416	5,701,053	5,701,053

18. Default – more than  120 days – 03.31.14

Class	R$ million
State utilities	9
Industrial	20
Residential	15
Commercial	8
Others	4
Total	56

19. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q14
Up to 5	448
6 to 10	110
11 to 15	-
16 to20	-
21 to 25	112
beyond 25	220
Total	890

Administration

Composition of employees by tenure (Years)	1Q14
Up to 5	58
6 to 10	37
11 to 15	-
16 to20	-
21 to 25	15
beyond 25	58
Total	168

19.2.By region

188

State	Number of employees
1Q14
Alagoas	1,058

19.3.By departments

Departments	Number of employees
1Q14
Field	890
Administrative	168

20.Complementary work force

Operational	1Q14
1,014

21.Turn-over

1Q14
0,0

189

Marketletter

Balance Sheet

(R$ thousand)

Assets	03.31.14	12.31.13
Current Assets
Cash and banks	10,461	22,450
Consumers	209,455	204,164
Taxes to recover	18,112	19,729
Reinbursement rights	14,450	9,812
Stored materials	12,330	11,746
Other assets	39,253	34,334
	304,061	302,235
Non-Current Assets

Consumers	199,239	167,352
Recoverable taxes	4,594	4,594
Collaterals and tied deposits	13,953	16,267
Financial Assets - concessions	574,078	549,416
Other	1,357	1,323
	793,221	738,952
Investments	146	146
Property, plant and equipment	19,230	29,162
Intangible	47,581	60,946
	860,178	829,206
Total Assets	1,164,239	1,131,441

190

Liabilities and Stockholders Equity	03.31.14	12.31.13
Current Liabilities
Loans and financing	249,493	191,497
Suppliers	105,723	117,411
Taxes to collect	94,696	63,611
Estimated obligations	32,152	31,041
Sector charges	3,178	3,054
Post-retirement benefits	21,362	19,264
Research and development	17,338	16,011
Other	37,129	36,366
	561,071	478,305
Non-Current Liabilities
Loans and financing	569,806	603,079
Suppliers	4,093	5,184
Taxes to collect	51,912	55,115
Provision for contingencies	75,697	71,928
Post-retirement benefits	84,481	88,394
Advance for future capital increase	16,011	15,631
Research and development	33,218	32,510
Other	773	772
	835,991	872,613
Stockholders Equity uncovered
Social Capital	1,256,331	1,256,331
Accumulated losses	(1,454,825)	(1,441,479)
Adjustment on equity	(34,329)	(34,329)
	(232,823)	(219,477)
Total Liabilities and Stockholders Equity uncovered	1,164,239	1,131,441

191

Statement of Income

(R$ thousand)

	03.31.14	03.31.13
Net Operating Revenue	235,468	256,812
Operational Costs

Electric Energy Cost
Electric Energy purchased for resale	(132,276)	(111,723)
Transmission grid usage charge	(11,022)	(5,806)
	(143,298)	(117,529)
Operation Cost
Personnel, Material and third-part related services	(51,865)	(41,316)
Depreciation and Amortization	(7,595)	(9,794)
Others	8,986	(18,447)
	(50,474)	(69,557)

Construction Cost	(47,341)	(43,503)

Gross income	(5,645)	26,223
Operational expenses	7,347	(39,796)
Electric energy service result	1,702	(13,573)
Financing result	(15,048)	(13,195)
Result before Income	(13,346)	(26,768)
Income tax and social contribution	-	(7,040)
Net income (loss) for the period	(13,346)	(33,808)
Basic income (loss) per share (R$)	(0.0171)	(0.0434)
Diluted income (loss) per share (R$)	(0.0168)	(0.0270)

192

Marketletter

Cash Flow

(thousand reais)

	03.31.14	03.31.13
Operational Activities
Loss for the period	(13,346)	(33,808)
Income and non-cash expenses:
Depreciation of property, plant and equipment	775	853
Amortization of intangible Assets	6,820	9,237
Provisions/reversals for doubtful accounts	(38,724)	10,638
Provisions/reversals for contingencies	9,384	24,923
Early Retirement Program Provision	4,246
Interest, charges, net monetary variation	19,486	8,936
Residual fixed asset amount	9,157	-
Residual Intangible asset amount	6,545	72,669
Fiancial Asset – VNR 12,783 law	-	(6,307)
	17,689	120,949
Changes in Assets and liabilities
Customers	1,546	36,899
Compensation rights	(4,638)	3,443
Tributes to retrieve	1,617	593
Stored materials	(584)	188
Other (asset)	(4,953)	(24,288)
Linked deposits	2,314	(2,526)
Suppliers	(12,779)	(45,356)
Sector charges	124	(2,010)
Post-employment benefits	(4,128)	(1,421)
Taxes to be collected	27,832	(201)
Estimated obligations	(822)	1,519
Research and development	2,035	1,246
Provision for contingencies	(5,615)	(1,489)
Other (liability)	764	(3,335)
	2,713	(36,738)

Net resources from operations
Net cash generated by operating activities	7,056	50,403
Cash flow from operating activities
Net cash from operating activities
Cash flows from investment activities
Acquisitions fixed Assets		(863)
Acquisitions intangible Assets		(52,517)
Acquisitions financial Assets	(24,662)	(27,843)
Net cash used in investment activities	(24,662)	(81,223)

Cash flow from financing Activities
Loans and financing admission	40,784	12,867
Advance for future capital increase	380	44,959
Amortization of Principal and interest of loans and financing	(35,547)	(22,140)
Net cash provided by financing activities	5,617	35,686
Reduction in cash and cash equivalents	(11,989)	4,866
Initial balance of cash and cash equivalents	22,450	33,923
Closing balance of cash and cash equivalents	10,461	38,789

193

Analysis of the result

The Results for the 1Q14 recorded a reduction of R$ 276.9 million compared to the 4Q13 results, presenting a net loss of R$ 13.3 million in 1Q14, compared with a net loss of R$ 290.7 million in 4Q13. This change was strongly influenced by the reduction in costs and operating expenses by 55%, personnel expenses, materials, third-party services and the provision for loan and losses that presented a reduction in the 1Q14.

Gross Operating Revenues

The Gross operating revenue in the 1Q14 movement was R$ 323.5 million, 3% lower from 4Q13 which recorded R$ 334.9 million. Within the revenue for the quarters 1Q14 and 4Q13 is included the amount of R$ 47.3 million and R$ 75.7 million, respectively related to the calculation of the revenue from construction. The main changes were:

The Construction revenue reduced by 37% driven by strong unitization of the works by the end of 2013 and other revenues increased 137% caused by the reversal in December 2013 the New Replacement Value - NRV (financial asset correction) of that referred year.

Operating Costs and Expenses

The electricity service costs, the operation cost, the construction cost and the operating expenses amounted R$ 233.8 million in 1Q14, compared to R$ 521.8 million in 4Q13, representing a decrease of 55%. Compared to 4Q13, this decrease was strongly impacted by the provision in December 2013 the value of the provision for impairment related to Regulatory Remuneration Base - RRB approved by ANEEL of R$ 221.9 million and construction cost - IFRIC 12 with R$ 75.7 million in December 2013.

Financial Results

The financial result in 1Q14 presented a net expense of R$ 15.0 million, 7% higher than the 4Q13 results, which showed a net expense of R$ 14.0 million. This result was mainly due to the correction of advances for future capital increase - AFAC, monetary variations over the financing and loan contracts.

194

Market Data

1.Generation Assets and Energy generated - NA

2. Electric energy purchased for resale

System	Unit	1Q14
Eletrobras	MWh	442,000
	R$ million	71.313
Others	MWh	355,000
	R$ million	57.273
Total	MWh	797,000
	R$ million	128.586

3. Energy sold

Distribution to	1Q14
	R$ million	MWh
State utilities	40.183	133,647
Industrial	15.462	115,786
Residential	140.840	338,016
Commercial	59.494	153,187
Others	7.983	29,065
Total	263.962	769,701

4. Number of Consumer Units Serviced

1Q14
1,113,468

5. Network Expansion - number of new connections

1Q14
11,338

6. Substations

1Q14
81

7. Fuel used to produce electricity- NA

8. Losses  - %

1Q14
Technical	Commercial
13.01	12.76

195

Marketletter

9. Extension of distribution lines – 03.31.14

Extension (Km)
86,116

10. DEC- Duration of interruptions - in hours

1Q14
12.11

11. FEC – Frequency of interruptions – Number of outages

1Q14
6.37

12. TMA – Average response time – in minutes

1Q14
386

13. Average price– R$/MWh

1Q14
411.92

14. Main investments – R$ million

Project	1Q14	2014 budget
Distribution
Rural Distribution Network Expansion - Light for All Program	10.180751	112.125000
Urban Distribution Network Expansion	5.994970	125.931076
Distribution System Maintenance	8.598819	76.575832
Modernization and Adequacy of Commercial and Distribution System	9.268702	78.414911
Others	0.609081	34.540903
Asset Maintenance	0.000000	8.034908
Total	34.652323	435.622630

15. New Investments - NA

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Due	Index
BB	0.399	2014	IGPM –interest 10% py
Eletrobras	797.723	2027	FINEL/RGR – 5 % py
Morgan	7.355	2024	Dólar – interest 8.46 % py

196

Marketletter

17. Contract obligations – 03.31.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	193.412	169.034	141.875	76.329	40.863	183.963

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	411.418	502.31	542.501	585.901	632.714	3,163.924
MWh	4,174	4,286	4,629	5,000	5,371	27,028

18. Default – more than 90 days – 03.31.14

Class	R$ Million
State utilities	102.428
Industrial	20.110
Residential	30.870
Commercial	19.742
Others	19.875
Total	193.025

19. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q14
Up to 5	406
6 to 10	1
11 to 15	0
16 to 20	1
21 to 25	7
beyond 25	548
Total	963

Administration

Composition of employees by tenure (Years)	1Q14
Up to 5	62
6 to 10	1
11 to 15	0
16 to 20	0
21 to 25	7
beyond 25	139
Total	209

19.2.By region

State	Number of employees
1Q14
Piauí	1,172

197

19.3.By departments

Department	Number of employees
1Q14
Field	601
Administrative	571

20.Complementary work force

Operational	1Q14
1,267

21.Turn-over

1Q14
0.38

198

er

Balance Sheet

(R$ thousand)

Assets	03.31.14	12.31.13
Current Assets
Cash and banks	16,597	40,894
Consumers	190,755	176,690
Short Term electric energy	2,661	13,425
Taxes and social contribution	11,241	10,894
Reimbursements rights	129,042	127,047
Stored materials	7,255	4,147
Collaterals and linked deposits	1,705	1,193
Service in course	10,198	9,186
Others	1,751	17,773
	371,205	401,249

Non-Current Assets

Consumers	25,627	25,873
Compensated rights	1,639,408	1,284,429
Collaterals and linked deposits	67,384	60,306
Taxes and social contribution	9,720	10,132
Financial Asset (concession)	654,289	610,949
Others	4,139	4,269
Investments	1,806	1,806
Property, plant and equipment - net	30,484	30,416
Intangible	78,534	84,160
	2,511,391	2,112,340
Total of Assets	2,882,596	2,513,589

199

Marketletter

Liabilities and Stockholders’ Equity	03.31.14	12.31.13
Current Liabilities
Suppliers	847,495	481,590
Taxes and social contribution	36,271	35,810
Debt charges	-	676
Loans and financing	172,397	121,585
Reimbursement obligations	10,838	10,653
Estimated obligations	21,931	21,240
Sector charges	6,655	44
Others	36,275	41,054
	1,131,862	712,652
Non-Current Liabilities
Suppliers	1,341,930	1,341,838
Taxes and social contribution	3,468	3,468
Loans and financing	334,213	359,548
Reimbursement obligations	136,679	134,745
Provisions for labor and tax risks	115,590	118,236
Advance for future increase capital	239	233
Others	38,115	31,523
	1,970,234	1,989,591

Stockholders’ Equity (not covered)
Social Capital	1,325,124	1,325,124
Accrued losses	(1,544,624)	(1.513.778)
	(219,500)	(188,654)
Total Liabilities and Stockholders’ Equity	2,882,596	2,513,589

200

Statement of Income

(R$ thousand)

	03.31.14	03.31.13
Net Operating Revenue	264,626	254,880
Operational cost	(229,376)	(211,486)
Electric energy cost	(149,476)	(128,124)
Electric energy purchased for resale	(140,550)	(118,317)
Charge on the use of the Electric grid	(3,014)	(4,380)
Proinfa	(5,912)	(5,427)
Operation cost	(34,483)	(29,495)
Personnel, material and thrid party services	(26,601)	(22,804)
Depreciation e amortization	(7,264)	(6,096)
Others	(618)	(595)
Third party services cost	(45,417)	(53,867)
Gross operating income	35,250	43,394
Operating Expenses	(55,804)	(65,719)
Service Results	(20,554)	(22,325)
Financial Result	(10,292)	(6,894)
Operating result before Law 12,783/13	(30,846)	(29,219)
Gain – Law 12,783/13	-	29,680
Operating result after Law 12,783/13	(30,846)	461
Loss for the period	(30,846)	461

201

Cash Flow

 (thousands reais)

	03.31.14	03.31.13
Cash flow from operational activities
Net Income (losses) for the period before taxes and social contribution	(30,846)	461
Adjustments to reconcile loss for the year with cash provided by operating activities:
Property, plant and equipment - depreciation	393	382
Intangible - amortization	7,856	6,632
Net monetary variation	(934)	4,722
Financing charges	13,315	5,300
Provision for credit of questionable liquidation	1,882	30,355
Write-off unchargable bonds	15,063	-
Provision for other Assets	-	37
Liabilities provisions	(307)	3,144
Provision for onerous contracts	-	(17,612)
	6,422	33,421
(Increase) decrease in Assets
Consumers	(30,425)	22,247
Compensation rights	(356,974)	(184,675)
Sundry debtors	1,203	(750)
Service in course	(1,012)	(3,683)
Taxes and social contributions	66	(3,559)
Stored material	(3,108)	372
Prepaid expenses	502	502
Colateral and linked deposits	(6,439)	84,468
Other credits	29,755	6,510
	(366,432)	(78,568)
Increase (decrease) in liabilities
Suppliers	365,998	76,998
Taxes and social contributions	461	(15,965)
Estimated obligations	691	1,597
Debt Charges	(502)	262
Liabilities provisions	(4,042)	-
Sectorial charges	6,611	(2,199)
Obligation to reimbursement	185	1,031
Consumers – diverse tariffs	998	1,399
Others	80	1,154
	370,480	64,277
Resources provided by operating activities	10,470	19,130
Cash flow from investment activities
Financing asset indemnification - acquisition	(43,340)	(78,891)
Property, plant and equipment - acquisition	(462)	(1,830)
Intangibles - acquisition	(2,230)	(4,655)
Net cash used in investment activities	(46,032)	(85,376)
Cash flow from financing activities
Loans and financing obtained	43,637	40
Financing charges - payment	(13,489)	(5,548)
Loans and financing - payment	(18,883)	(4,136)
Advance for future capital increase	-	43,000
Net cash provided by financing activities	11,265	33,356
Net Increase (decrease) from cash and equivalents cash	(24,297)	(32,890)
Cash and cash equivalents – beginning of the period	40,894	75,332
Cash and cash equivalents – end of the period	16,597	42,441
Cash and Cash Equivalent Variations	(24,297)	(32,891)

202

Marketletter

Analysis of the result

The result for the 1Q14 was 87.9% better if compared to 4Q13, from a net loss of R$ 254.8 million in 4Q13 to a net loss of R$ 30.8 million in 1Q14, mainly due to:

Net operating revenue excluding the construction revenues

The Net Operating Revenues excluding the construction revenues in 1Q14 decreased by 8.2% compared to 4Q13, from R$ 238.7 million in 4Q13 to R$ 219.2 million in 1Q14, with the following highlights:

The Average tariff transfer of 13.8% from November 2013 starting on January 2014. The Extraordinary Tariff Review - RTE set the new tariff with an average reduction of 20.0% as of January 24, 2013. The billed consumption decreased by 9.8% compared to 4Q13.

Personnel

The Personnel expenses in 1Q14 decreased by 4.5% compared to 4Q13, from R$ 26.6 million in 4Q13 to R$ 25.4 million in 1Q14, due to the extra cost of the ticket occurred in 4Q13.

Third party service

The third-party services decreased by 7.3% in the 1Q14 compared to 4Q13, from R$ 32.9 million in 4Q13 to R$ 30.5 million in 1Q14 due to a reduction on expenses regarding registration, reading, delivering bills and maintenance of the electricity grid.

Cost of Electric Service

The cost of energy purchased for resale in 1Q14 grew by 4.2% compared to 4Q13, from R$ 140.5 million in 4Q13 to R$ 146.5 million in 1Q14, mainly due to reduced transfer to CDE of purchased energy.

Provisions

The Provisions in 1Q14 decreased by 97.9% compared to 4Q13, from R$ 74.7 million in 4Q13 to R$ 1.6 million in 1Q14, mainly due to the launch of Provision for impairment of assets in the amount of R$ 88.2 million.

Losses – Clients

Losses on receivables in 1Q14 decreased by 66.7% compared to 4Q13, from R$ 45.3 million in 4Q13 to 15.1 million in 1Q14.

Gain on the law 12,783/2013

In 4Q13 the company recorded a reversal of revenue over the law 12.783/2013 - VNR in the amount of R$ 138.6 million (expenses), there was no occurrence of this fact in 1Q14.

Financial Results

The financial result in 1Q14 decreased by 15.9% compared to 4Q13, from a net expense of R$ 12.2 million in 4Q13 to a net expense of R$ 10.3 million in 1Q14, mainly due to increased monetary variation on installment contracts and restatement of judicial deposits. The Losses on receivables in 1Q14 decreased by 66.7% compared to 4Q13, from R$ 45.3 million in 4Q13 to R$ 15.1 million in 1Q14.

203

Marketletter

Market Data

1.Generation Assets and Energy generated

Own Assets

Plant	Installed Capacity MW	Guaranteed energy MW average	Energy generated MWh
			1Q14
SHU – Rio Vermelho	2,6	2,0	5,075.3

Plant	Location (State)	Begenning of operation	End of operation
SHU – Rio Vermelho	RO	Nov/86	Oct/12

2. Electric energy purchased for resale

System	Unit	1Q14
Eletrobras (SIN)	MWh	556,127
	R$ million	85.1
Others	MWh	361,846
	R$ million	55.4
Total	MWh	917,973
	R$ million	140.5

SIN – National Interconnected System

3. Energy sold

Distribution to	1Q14
	R$ million	MWh
Residential	135.6	275,766
Industrial	45.2	122,602
Commercial	70.0	147,073
Rural	22.1	68,029
Public Entities	19.6	44,629
Public Ilumination	9.1	33,436
State Utilities	3.7	11,760
Own Consumption	0.4	900
Others	-1.4	-
Total	304.3	704,195

4. Number of Consumer Units Serviced

1Q14
567,612

5. Network Expansion - number of new connections

1Q14
5,117

6. Substations

1Q14
57

204

Marketletter

7.Fuel used to produce electricity

Type	Unit	1Q14
		Amount	R$ Million
Diesel oil	Litre	126,011,500	310.99

8. Losses - %

1Q14
Technical	Commercial
11.15%	11.89%

9. Extension of distribution lines – 03.31.14

Extension Km
56,373

10. DEC- Duration of interruptions - in hours

1Q14
6.82

11. FEC – Frequency of interruptions – Number of outages

1Q14
6.23

12. TMA – Average response time – in minutes

1Q14
279.3

13. Average price – R$/MWh (without ICMS)

1Q14
352.49

205

14. Main investments – R$ million

Project	1Q14	2014 budget
Distribution
Rural Expansion of distribution - Light for All Project	0.43	100.00
Expansion of Urban distribution	23.85	268.02
Maintenance of the distribution system	18.51	38.73
Isolated system - energy	0.00	0.00
Modernization – Distribution and Comercialization System	2.69	89.77
Others
Maintenance and Adjustment of property	0.55	11.02
Total	46.03	507.54

15. New Investments - NA

16. Loans and financing – R$ million

Creditor	Balance 03.31.14	Due	Index
Eletrobras	512	2025	UFIR/FINEL/IPCA

17. Contract obligations 03.31.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	174	115	87	46	32	58

Energy Purchase Contracts	2014	2015	2016	2017	2018
R$ million	493.296	713.551	792.859	888.357	1,097.713
MWh	3,470,741	4,736,236	4,964,762	5,247,885	6,117,578

18. Default – more than  120 days – 03.31.14

Class	R$ million
Public Utility Services	28.0
Industrial	10.7
Residencial	14.6
Comercial	6.6
Outros	13.4
Total	73.3

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q14
Up to 5	206
6 to 10	90
11 to 15
16 to 20	41
21 to 25	64
beyond 25	155
Total	556

206

Administration

Composition of employees by tenure (Years)	1Q14
Up to 5	29
6 to 10	55
11 to 15	2
16 to 20	8
21 to 25	22
beyond 25	98
Total	214

19.2.By region

State	Number of employees
1Q14
Rondônia	770

19.3.By departments

Department	Number of employees
1Q14
Field	556
Administrative	214

20.Complementary work force

Operational	1Q14
1,141

21.Turn-over

1Q14
0.39

207

Marketletter

Market Data

1. Generation Assets and Energy generated (PIE’s contract)

Plant	Installed	Energy generated - MWh	Beginning of operation	End of concession
	Capacity - MW	1Q14
Floresta	40MW	15,924	Apr/2010	Apr/2014
Distrito	20MW	15,952	Apr/2010	Apr/2014

2. Electric energy purchased for resale

System	Unit	1Q14
Eletrobras	MWh	199,305
	R$ million	40.5
Total	MWh	199,305
	R$ million	40.5

3. Energy sold

Distribution to	1Q14
	R$ million	MWh
Residencial	26.8	89,889
Industrial	0.8	3,566
Comercial, serviços e outras atividades	10.0	38,258
Rural	1.0	5,273
Poder Público	3.6	18,294
Iluminação Pública	1.1	6,624
Serviço Público	0.6	4,642
Consumo Próprio	0.1	716
Outros
Total	44	167,262

4. Number of Consumer Units Serviced

1Q14
Total	98,936

5. Network Expansion - number of new connections

1Q14
3,602

6. Substations

1Q14
3

208

7. Fuel used to produce electricity

Type	Unit	1Q14
		Amount	R$ million
Diesel oil	Litre	14.5	33.8

8. Losses - %

1Q14
Technical	Commercial
7.04	7.22

9. Extension of distribution lines – 03.31.14

Extension - Km
3,478

10. DEC- Duration of interruptions - in hours

1Q14
2.28

11. FEC – Frequency of interruptions – Number of outages

1Q14
3.92

12. TMA – Average response time – in minutes

1Q14
76.06

13. Average price– R$/MWh

1Q14
235.72

14. Main investments – R$ million

Project	1Q14	2014 budget
Distribution	2.01	55.48
Expansion of Urban Electricity Distribution (Light for All)	0	8.81
Expansion of Urban Electricity Distribution	1.13	14.88
Maintenance of energy distribution system	0.65	5.8
Modernization and adaptation of energy distribution and Energy tradings system	0.23	25.99
Others	0.02	13.46
Maintenance and adjustment of property	0	0.89
Maintenance and adjustment of goods	0.00	1.43
Maintenance and adjustment of thecnological activity	0.02	11.14
Total	2.03	68.94

15. New Investments - NA

209

16. Loans and financing – R$

Creditor	Balance on 03.31.14	Date Due	Index
Eletrobras RES 0676	4.09	07/2016	Interest 10% py + Adm rate 2%
Eletrobras ECF 2877	4.61	11/2018	Interest 5% py + Adm rate 2%
Eletrobras ECF 1554	3.63	07/2016	Interest 10% py + Adm rate 2%
Eletrobras RES 0898	1.13	08/2016	IGP-M + Interest 10% py + Adm rate 2%
Eletrobras ECF 2516	0.09	09/2015	Interest 5% py + Adm rate 2%
Eletrobras ECF 2554	0.07	09/2015	Interest 5% py + Adm rate 2%
Eletrobras ECF 2919	1.16	01/2019	Interest 5% py + Adm rate 2%
Eletrobras ECF 2995	1.82	10/2019	Interest % py + Adm rate 2%
Eletrobras ECF 2902	1.26	05/2026	Interest US + Adm rate 0,5%
Eletrobras ECF 3015	0.05	10/2019	Interest 0.5% py + Selic
Eletrobras ECF 3079	0.82	06/2015	Interest 0.5% py + Selic
Eletrobras ECF 3086	0.5	05/2015	Interest 0.5% py + Selic
Eletrobras ECF 3081	0.97	10/2015	Interest 0.5% py + Selic
Eletrobras RES 0892	3.28	06/2015	Interest 0.5% py + Selic
TOTAL	23.48

17. Contract obligations – 03.31.14

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2018
	6.54	8.20	4.06	1.76	1.58	1.34

Energy Purchase Contracts	2014	2015	2016	2017	2018	After 2018
R$ million	147.179	131.045	138.907	183.811	193.001	117.704
MWh	741,640	660,343	660,343	832,200	832,200	483,360

18. Default – more than 120 days – 03.31.14

Class	R$ million
State utilities	17.48
Industrial	0.37
Residential	0.88
Commercial	0.31
Others	22.75
Total	41.79

210

Marketletter

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q14
Up to 5	18
6 to 10	59
11 to 15	0
16 to 20	0
21 to 25	25
beyond 25	36
Total	138

Administration

Composition of employees by tenure (Years)	1Q14
Up to 5	09
6 to 10	94
11 to 15	0
16 to 20	0
21 to 25	9
beyond 25	20
Total	132

19.2.By region

State	Number of employees
1Q14
Roraima	270

19.3.By departments

Department	Number of employees
1Q14
Field	139
Administrative	132

20.Complementary work force

Operational	1Q14
269

211

21.Turn-over

1Q14
0.00%

212

ketletter

Balance Sheet

(R$ thousand)

Asset	03.31.14	12.31.13
Current Asset
Cash and banks	55,637	54,240
Return on investments	3,169	1,211
Fiscal Assets to recover	1,855	1,803
	60,661	57,254

Non-current Asset
Long-term Assets
Fiscal Assets to compensate	2,741	2,741
Legal deposits	48	48
	2,789	2,789

Investments	88,905	92,545
Property, plant and equipment	24	28
Intangible	24	19
	91,742	95,381
Total Asset	152,403	152,635

213

Marketletter

Liabilities and Stockholders Equity	03.31.14	12.31.13
Current liabilities
Stockholders remuneration	800	800
Payable accounts - Eletrobras	677	817
Tax obligations	137	33
Estimated obligations	219	221
	1,833	1,871

Non-current liabilities
Income tax and social contribution - deferred	7,497	8,860
	7,497	8,860

Stockholders equity
Social capital	118,054	118,054
Legal reserve	3,159	3,159
Additional Proposed Dividend	2,401	2,401
Equity adjustment	15,645	18,290
Accumulated Profit	3,814	-
	143,073	141,904
Total liabilities and stockholders equity	152,403	152,635

214

Statement of Income

(R$ thousand)

	03.31.14	03.31.13
Operating Revenues
Dividends	2,875	1,563
Equity participation	564	263
	3,439	1,826
Operating Expenses
Personnel/fees	(585)	(558)
Materials and Products	(18)	(21)
Traveling expenses, transportation, training	(14)	(3)
Third party services	(170)	(124)
Publicity	(9)	(9)
Taxes and contributions	(9)	(3)
Rent, Condominium Installments and Municipal Taxes	(20)	(20)
Other	(49)	(51)
	(873)	(789)
Operating Result Before Financing Result	2,566	1,037
Financial Revenues (Expenses)
Financing revenues	1,361	943
Financing expenses	(3)	(52)
Financial Result	1,357	891
Income before income tax and social contribution	3,923	1,928
Income tax and social contribution	(109)	(18)
Net income for the period	3,814	1,910
Net income per share
Basic and diluted	0.3242	0.1624

215

Cash Flow

(thousands Reais)

	03.31.14	03.31.13
Operating Activities
Net income for the period	3,814	1,910
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	4	3
Equity income	(564)	(263)
Sub total	3,254	1,650
(Increase) decrease in operating Assets
Investment remuneration	(1,959)	(1,563)
Financing Assets to compensate	(53)	85
	(2,011)	(1,478)
Increase (decrease) in operating liabilities
Taxes and social contributions	104	(108)
Payables	(140)	49
	(36)	(59)
Cash flow from operating activities	1,207	113
Finacing activities
Fixed Asset/Intangible Asset Acquisition	(6)	-
Received Dividend	196	-
Cash flow from investment activities	190	-
Increase in cash and cash equivalent	1,397	113
Cash and cash equivalent in the beginning of the period	54,240	63,804
Cash and cash equivalent in the end of the period	55,637	63,917
Increase in cash and cash equivalent	1,397	113

216

Analisis of Result

1Q14 x 4Q13

The Company had a loss 471.2% higher in the 1Q14 if compared to the previous quarter, from a loss of R$ 1.6 million in 4Q13 to a loss of R$ 9.3 million in 1Q14, mainly due to impact by the recognition of impairment of investment that Eletropar holds on its investee Eletropaulo, totaling R$ 13.8 million.

Operating Revenue

There were no receivable dividends in 4Q13. In the 1Q14, the receivable dividends and interest on equity totaled R$ 3.9 million, R$ 1.0 million of CPFL Energia, R$ 0.9 million of Eletropaulo, R$ 1.0 million of Energias do Brasil and R$ 1.0 million of CTEEP.

Operating Revenue (expenses)

The Operating expenses increased by 1,005%, from R$ 1.3 million in 4Q13 to R$ 14.7 million in 1Q14. Excluding the provision for losses, in the amount of R$ 13.8 million, the operating expenses in the amount of R$ 0.9 million decreased by 65.7% compared to operating expenses in 4Q13.

The Personnel expense decreased by 40%, from R$ 1.0 million in 4Q13 to R$ 0.6 million in 1Q14 mainly due to 13rd salary.

The third-party services decreased by 34% from R$ 0.26 million in 4Q13 to R$ 0.17 million in 1Q14, mainly due to the provision of cleaning services, held in the last quarter of 2013, due to non receivables  charges during the year.

The other items, on average, showed no significant changes or impact.

Financial Results

The Financial revenues increased 6%, from R$ 1.3 million in 4Q13 to R$ 1.4 million in 1Q14, mainly due to the increase in the volume of investments (due to an increase in the receivables dividends). Financial expenses showed no significant changes or impact.

217

Market Data

1.    Investments – 03.31.14

Company

Type

Amount

Participation (%)

CTEEP	PN	999,663	0.65
Eletropaulo	PNB	2,095,644	1.25
EMAE	PN	523,911	1.42
Energias do Brasil	ON	1,485,675	0.31
CPFL Energia	ON	1,703,600	0.18

2.Number of employees (including requested employees from other Eletrobras companies/excluding employees assigned to other  Eletrobras companies)

2.1.By tenure

Composition of employees by tenure (Years)	1Q14
Up to 5	2
6 to 10	3
11 to15	-
16 to 20	-
21 to 25	-
Beyond 25	-
Total	5

2.1.By region

State	Number of employees
1Q14
RJ	5

3. Complementary work force

1Q14
-

218

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.